    As filed with the Securities and Exchange Commission on March 31, 2000
                                                       Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                        Diveo Broadband Networks, Inc.
            (Exact name of registrant as specified in its charter)

        Delaware                  4899                  52-1996836
    (State or other        (Primary Standard         (I.R.S. Employer
    jurisdiction of            Industrial         Identification Number)
    incorporation or      Classification Code
     organization)              Number)

                                ---------------
                        Diveo Broadband Networks, Inc.
                     3201 New Mexico Ave., N.W., Suite 320
                             Washington, DC 20016
                                (202) 274-0040
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                               David H. Rutchik
                        Diveo Broadband Networks, Inc.
                     3201 New Mexico Ave., N.W., Suite 320
                             Washington, DC 20016
                                (202) 274-0040
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:

    Joseph G. Connolly, Jr., Esq. Hogan                Bruce Czachor, Esq. Shearman &
      & Hartson L.L.P. 555 Thirteenth               Sterling Commerce Court West 199 Bay
       Street, N.W. Washington, D.C.              20004 Street, Suite 4405 Toronto, Ontario,
              (202) 637-5600                            Canada M5L 1E8 (416) 360-8484

                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                      Proposed
                                                                      maximum
                                                                     aggregate
                     Title of each class of                           offering        Amount of
                  securities to be registered                       price (1)(2)   registration fee
---------------------------------------------------------------------------------------------------
Common Stock, $.0001 par value.................................     $150,000,000       $39,600

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

                                ---------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  Subject to Completion. Dated March 31, 2000

                                      Shares

                         Diveo Broadband Networks, Inc.

                                  Common Stock

                                  -----------

  This is an initial public offering of shares of common stock of Diveo
Broadband Networks, Inc. All of the    shares of common stock are being sold by
Diveo.

  Prior to this offering, there has been no public market for the common stock. We currently estimate that the initial public offering price per share will be
between $     and $    . We have applied to have the common stock quoted on The
Nasdaq National Market under the symbol "   ".

  See "Risk Factors" beginning on page 7 to read about factors you should consider before buying the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                              Per Share  Total
                                                              ---------  -----
Initial public offering price................................  $        $
Underwriting discount........................................  $        $
Proceeds, before expenses, to Diveo..........................  $        $

  To the extent that the underwriters sell more than      shares of common
stock, the underwriters have the option to purchase up to an additional shares from us at the initial offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares of common stock in New York,
New York on    , 2000.

Goldman, Sachs & Co.________________________________________Salomon Smith Barney

                                  -----------

                            Prospectus dated , 2000.

                               PROSPECTUS SUMMARY

   This summary highlights information that you will find elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should carefully read the entire prospectus and the risk factors beginning on page 7. In this prospectus, the "company," "Diveo," "we," "us" and "our" refer to Diveo Broadband Networks, Inc. and its subsidiaries. All share and per share data has been adjusted to reflect a proposed 7 to 1 reverse stock split expected to occur prior to the closing of this offering.

                                     Diveo

Overview

   We seek to become a leading facilities-based provider of high capacity, high speed Internet, data and voice services in the major urban markets throughout Latin America. Through local fixed wireless access networks which we own and operate, we currently provide broadband (i.e., high capacity, high speed) data transport and dedicated Internet access to large and medium-sized businesses, telecommunications carriers, Internet service providers, Internet content providers, e-commerce providers and systems integrators. We currently offer Web hosting services and are investing substantially in Internet infrastructure to enable us to provide advanced Web hosting, co-location, facilities-based Internet transport services and other enhanced Internet services on a large scale. We also intend to complement our broadband Internet and data offerings with voice services.

   We have obtained substantial regional and national grants of spectrum as well as telecommunications operating licenses in Argentina, Brazil, Colombia, Panama, Peru and Uruguay, covering a total population of more than 135 million people. In addition, we have obtained voice operating licenses in Argentina and Peru. We are currently in various stages of designing, building and operating local fixed wireless broadband access networks in 16 major urban markets in those six countries. We have launched commercial service in Buenos Aires, Argentina, Sao Paulo, Brazil, and Bogota, Colombia. At December 31, 1999, we had 309 employees, 219 buildings on our networks and 102 customers with 1,516 dedicated data and Internet circuit equivalents in service. We count circuit equivalents on the basis of 64 kilobits per second per circuit. The 102 customers in December 1999 represented an increase of 89 from 13 customers in March 1999. In addition, for the year ended December 31, 1999 we had revenues of $1,143,000, an increase of $1,119,000 from $24,000 for the year ended December 31, 1998.

Market Opportunities in Latin America

   We intend to capitalize on the increasing demand for broadband data and Internet services in the major urban markets in Latin America. An industry report, commissioned by us and dated April 1999, estimates that in Buenos Aires, Sao Paulo and Bogota, revenues for dedicated Internet access and dedicated broadband access will grow in the aggregate compounded annual rates of 77% and 73%, respectively from 1999 to 2004. Another industry report dated August 1999 estimates that Web hosting and co-location services related revenue in Argentina, Brazil and Colombia in the aggregate will grow at a compounded annual rate of 58% from 1999 to 2004.


Our Competitive Strengths

   We believe that we distinguish ourselves through several competitive strengths, including:

  . Pan regional presence and holdings. We have secured one of the largest holdings of broadband wireless spectrum and regional and national operating licenses in Latin America. We also have established an early presence in major urban markets in Latin America, particularly in Brazil and Argentina.

  . Fixed wireless broadband access technology. We primarily use fixed wireless broadband access technology to enable us to quickly deploy our local networks on a cost-effective basis. We are also building and leasing fiber optic cable to increase the backbone capacity of our local networks in certain markets.

  . Flexible owned and operated networks. As a facilities-based provider, we are able to control the quality, capacity and availability of our broadband data, dedicated Internet access and enhanced Internet services.

  . Focused sales, marketing and customer service. We have built and continue to develop a targeted sales and marketing approach as well as proactive customer service groups in each market.

  . Proven management. We effectively combine the substantial experience that our corporate management team has obtained in the competitive U.S. telecommunications and data industries with the local knowledge, contacts and expertise of our in-country management and sales forces.

  . Strong investor and strategic vendor relationships. We have strong equity investors, including Goldman Sachs Capital Partners, Alta Communications, Norwest Equity Capital, Texas Pacific Group/Newbridge Latin America and Rothschild, as well as strong strategic and financing relationships with Ericsson and Lucent.

Business Strategy

   Our objective is to be a leading facilities-based provider of broadband Internet, data and voice services in the major urban markets throughout Latin America. Our strategy consists of the following key initiatives:

  . Accelerate the development of current markets and the roll-out of additional markets by leveraging our substantial spectrum holdings, significant operating rights and experience in entering new markets.

  . Lead with dedicated Internet and broadband data services and complement with staged introduction of voice services.

  . Expand our large and medium-sized business customer base through a focused direct sales force, third-party alliances and proactive customer service.

  . Invest substantially in Internet infrastructure to provide enhanced
    Internet services.

  . Pursue strategic acquisitions, partnerships and joint ventures to accelerate growth and complement our service offerings.

  . Continue to attract, retain and motivate skilled Latin American and U.S.
    personnel by granting stock options to all employees.

Local Fixed Wireless Broadband Access Networks

   We are currently in various stages of designing, building and operating local fixed wireless broadband access networks in 16 major urban markets throughout Latin America. We have built out local networks and launched operations in Buenos Aires, Sao Paulo and Bogota and plan to launch operations in Rio de Janeiro, Brazil, Belo Horizonte, Brazil, Lima, Peru and Panama City, Panama by the end of 2000.

   We primarily use fixed wireless broadband access technology as a high quality alternative to copper and fiber-based systems because it enables us to quickly deploy our local networks on a cost-effective basis. We believe that our costs to launch service in a market and to connect each customer are lower than for providers using copper or fiber-based networks. Fixed wireless technology enables our start-up costs for each new market to be only approximately 25% of our expected total costs for that market and our subsequent capital expenditures to be success-based, meaning that we do not incur significant capital expenditures until we have identified sufficient customer demand. As demand for service grows in each market, we will increase the backbone capacity of our local networks by adding fixed wireless links or building or leasing fiber optic cable.

Internet Infrastructure

   We are investing substantially in Internet infrastructure to enable us to offer Web hosting, co-location, facilities-based Internet transport services and other enhanced Internet services on a large scale. Our planned investment includes constructing Internet data centers, securing high quality national and international Internet connections and hiring additional skilled personnel.

Recent Developments

   On March 29, 2000, we raised $127 million in private equity financing. The investors in this financing included a new investor to the company, Texas Pacific Group/Newbridge Latin America, as well as several of our existing investors including Goldman Sachs Capital Partners, Booth American, Columbia Management, Meritage Private Equity Fund, Norwest Equity Capital and Rothschild. The completion of this financing brought our total funded equity capital raised since inception to over $273 million.

   On February 25, 2000, we entered into an agreement to acquire INEA Internet, S.A., a company that offers Internet access and related services to businesses in Buenos Aires. The total purchase price is approximately $8 million, consisting of cash, notes and stock. INEA had revenues of $2.2 million for the year ended December 31, 1999. We expect that this transaction will close in April 2000.

   On March 31, 2000, we entered into an agreement to acquire two companies that hold certain spectrum and operating rights in Colombia and Peru from VeloCom, Inc. for $8.25 million in cash. We expect that this transaction will close in April 2000.

   On March 23, 2000, we entered into an agreement with Thomson-CSF Systems Argentina S.A. to acquire certain assets consisting of ongoing contracts to provide primarily broadband access services in Buenos Aires to large and medium-sized businesses for a purchase price of up to approximately $3 million in cash. We expect that this transaction will close in May 2000.

                                ---------------

   We were incorporated as a Delaware corporation in October 1996 under the name Diginet Americas, Inc, and in March 2000, we changed our name to Diveo Broadband Networks, Inc. Our principal executive offices are located at 3201 New Mexico Avenue, N.W., Suite 320, Washington, D.C. 20016 and our telephone number is (202) 274-0040.

                                  The Offering

 Common stock offered................................   shares
 Common stock to be outstanding after this offering..   shares (assuming no
                                                      exercise of over-
                                                      allotment option granted
                                                      to the underwriters)
 Proposed Nasdaq National Market symbol..............
 Over-allotment option...............................   shares
 Voting rights....................................... One vote per share
                                                      We intend to use the net
 Use of proceeds..................................... proceeds:
                                                      . to make capital
                                                        expenditures relating
                                                        to the build out of our
                                                        local fixed wireless
                                                        broadband access
                                                        networks and our
                                                        investment in Internet
                                                        infrastructure;
                                                      . for potential
                                                        acquisitions; and
                                                      . for working capital and
                                                        general corporate
                                                        purposes, including to
                                                        fund losses.
 Dividend policy..................................... We do not intend to pay dividends on our common
                                                      stock. We plan to retain
                                                      earnings, if any, for use
                                                      in the operation of our
                                                      business and to fund
                                                      future growth. In
                                                      addition, our vendor
                                                      financing agreements
                                                      severely restrict our
                                                      ability to pay dividends.
                                                      See "Description of Our
                                                      Financing Arrangements."

   Common stock to be outstanding after this offering is based on shares outstanding as of March 31, 2000, as adjusted to give effect to:


                         . the conversion of all shares of preferred stock outstanding immediately prior to the offering into 47,953,475
                           shares of common stock upon the closing of this offering;
                           and
                         . the issuance of     shares of common stock in this offering.

   The number of shares of common stock to be outstanding after this offering does not include (1) 4,042,449 shares of common stock that may be issued upon the exercise of outstanding options, (2) 576,355 shares of common stock that may be issued upon the exercise of certain warrants outstanding after consummation of this offering, or (3) 368,723 shares of common stock that may be issued should holders of certain preferred stock warrants elect to exercise their warrants prior to the consummation of this offering.

               Summary Consolidated Financial and Operating Data

   You should read the following summary consolidated financial and operating data together with "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related footnotes included elsewhere in this prospectus.

   Our pro forma net loss per share gives effect to the conversion of the shares of preferred stock outstanding immediately prior to this offering into shares of common stock as if the conversion had occurred at the beginning of the periods presented.


                               Period from
                             October 1, 1996
                               (inception)
                                 through         Year Ended December 31,
                              December 31,   ---------------------------------
                                  1996         1997       1998        1999
                             --------------- ---------  ---------  -----------
                             (in thousands, except share and per share data)
Statement Of Operations
 Data:
Revenues
  Digital Dedicated Access
   services................     $     --     $     --   $      24  $       927
  Dedicated Internet
   services ...............           --           --         --           216
                                ---------    ---------  ---------  -----------
  Total revenues...........           --           --          24        1,143
Costs and expenses
  Technical and operating..           --           --         692        3,276
  Sales and marketing......           --           --         260        2,403
  General and
   administrative..........            90          922      3,134        6,535
  Salaries and benefits....           --           415      4,503       13,032
  Depreciation and
   amortization............           --             3        376        2,511
                                ---------    ---------  ---------  -----------
Total costs and expenses...            90        1,340      8,965       27,757
                                ---------    ---------  ---------  -----------
Loss from operations.......           (90)      (1,340)    (8,941)     (26,614)
Other income (expense),
 net.......................            (1)        (240)       110        1,781
Provision for income
 taxes.....................           --           --         --          (105)
                                ---------    ---------  ---------  -----------
Net loss...................     $     (91)   $  (1,580) $  (8,831) $   (24,938)
                                =========    =========  =========  ===========
Net loss per share, basic
 and diluted(1)............     $   (0.05)   $   (0.85) $   (4.66) $    (12.23)
                                =========    =========  =========  ===========
Pro forma net loss per
 share, basic and
 diluted(1)................                                        $     (0.94)
                                                                   ===========
Shares used in calculation
 of net loss per share:
  Basic and diluted(1).....     1,857,142    1,867,296  1,894,598    2,039,097
                                =========    =========  =========  ===========
  Pro forma basic and
   diluted(1)..............                                         26,451,334
                                                                   ===========
Other Financial Data:
EBITDA(2)..................     $     (90)   $  (1,337) $  (8,595) $   (24,350)
Cash flow provided by (used
 in):
 Operating activities......          (121)        (572)    (8,549)     (18,628)
 Investing activities......           (78)      (3,833)    (4,429)    (100,734)
 Financing activities......           201        4,659     25,676      123,945
 Capital expenditures......           --          (114)    (2,807)     (28,682)

                                              As of December 31, 1999
                                            ----------------------------
                                                              Pro Forma
                                                      Pro        As
                                            Actual  Forma(3) Adjusted(4)
                                            ------- -------- -----------
Balance Sheet Data:
Cash and cash equivalents and short-term
 investments............................... $82,288 $207,988
Total current assets.......................  88,298  213,998
Property and equipment, net................  34,339   34,339
Total assets............................... 137,733  263,433
Total current liabilities..................  14,819   14,819
Total long-term debt.......................  14,806   14,806
Total stockholders' equity................. 108,108  233,808
                                                    As of December 31,
                                            ----------------------------------
                                             1996     1997      1998     1999
                                            ------- -------- ----------- -----
Operating Data:
Digital Dedicated Access customers.........     --       --        7        52
Dedicated Internet service customers.......     --       --      --         50
Digital Dedicated Access circuits..........     --       --       13       186
Dedicated Internet circuits................     --       --      --         50
64 kilobit circuit equivalents.............     --       --       50     1,516
Customer buildings.........................     --       --       12       173
Hub sites..................................     --       --        4        24
Gateway sites..............................     --       --        9        22
                                            ------- --------     ---     -----
  Total on-net buildings...................     --       --       25       219
                                            ======= ========     ===     =====

-------
(1) Net loss per share and pro forma net loss per share are calculated on the basis described in note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2) EBITDA consists of net loss before depreciation and amortization, net interest income or expense and income taxes. EBITDA is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of our operating results and is not intended to represent cash flow or results of operations for the periods presented. EBITDA is not a measurement under U.S. GAAP or financial performance and may not be similar to EBITDA measures of other companies.
(3) Pro forma balance sheet data gives effect to the issuance of $127 million in private equity capital in March 2000 net of equity issuance costs of $1.3 million and the automatic conversion of all shares of preferred stock outstanding immediately prior to this offering.
(4) Pro forma as adjusted balance sheet data gives effect to the sale of shares of common stock in this offering at an assumed offering price of
    $    per share after deducting underwriting discounts and estimated offering expenses.

                                  RISK FACTORS

    You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe to be immaterial may also impair our business operations.

    Our business, financial condition and results of operations could be materially adversely affected by any of the following risks. The trading price of shares of our common stock could decline due to any of these risks, and you might lose all or part of your investment.

    This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere.

We have had operating losses since our inception, and we expect to continue to experience operating losses in the next several years.

    We have had significant operating losses and negative cash flow from operations since our inception. For the year ended December 31, 1999, we had a loss from operations of $26.6 million and a net loss of $24.9 million. We expect to continue to incur significant operating losses and have negative cash flow from operations in the future as we build out our local fixed wireless broadband access networks and make substantial investments in Internet infrastructure. If our revenues do not increase significantly, we may not achieve or sustain profitability or generate positive cash flow.

Our limited history of operations may make it difficult to evaluate our prospects.

    Our company was formed in October 1996. As of March 31, 2000, we have commenced operations in three markets and have only limited operating experience in those markets. In addition, we are only beginning to make the substantial investments in Internet infrastructure necessary to enable us to provide enhanced Internet services on a large scale. Accordingly, prospective investors have limited historical financial and operating information to use in evaluating our performance and determining whether they should purchase our common stock.

Our success depends on market acceptance of, and customer demand for, our services, and we are only beginning to introduce many of the services that we expect to offer.

    Our success will depend heavily on the extent to which prospective customers use our services. For us to succeed, demand for existing services must increase significantly and there must be strong demand for the enhanced Internet services we intend to introduce in the future. Demand for such services in our markets in Latin America, however, is uncertain and our success in creating demand will be subject to business, economic, regulatory and competitive factors that are beyond our control. Moreover, demand for our existing and planned services at price levels that will permit us to become profitable in the long term or to sustain profitability is uncertain.

We may have to delay or abandon our business plan if our anticipated significant future capital requirements exceed the capital available to us.

    We will require significant amounts of additional capital to fund our business plan. We estimate that we will need at least $275 million in 2000 to fund:

  . deployment of our local fixed wireless broadband access networks, including the costs to build and lease fiber optic cable to increase the capacity of the backbone of our local networks;

  . substantial investments in Internet infrastructure to offer enhanced
    Internet services; and

  . new opportunities, including acquisitions of businesses or investments in, or strategic alliances with, companies that are complementary to our current or planned operations.

The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that the capital actually required to complete our network in our initial target markets will not exceed our expectations. If demand in these markets exceeds current expectations, our capital requirements may increase materially. In addition, we may identify new markets in the future and, as opportunities develop, we may be required to make additional investments in our networks and facilities or pursue strategic alliances to consummate those opportunities.

    If required, we expect to raise additional capital through the sale of debt and equity securities and through vendor financing. We cannot assure you that we will be able to raise sufficient capital or that such funding will be available on a timely basis or on terms acceptable to us, if at all. If we raise capital through the sale of equity securities, you may experience substantial dilution. If we fail to raise additional funds when and if required, we may have to delay or abandon expansion of our network into certain markets, which could prevent revenue growth and would hinder our ability to compete.

We face significant competition throughout Latin America.

    We face varying degrees of competition in each of our markets, and we expect to encounter increasing competition in the future.

      Incumbent exchange carriers pose a threat to our operations because they possess certain competitive advantages.

    In most of our markets, the primary competitor is the incumbent exchange carrier, or its affiliate. Although the incumbent exchange carriers have historically focused more heavily on local and long-distance voice services, they are now focusing much more on providing data services for corporate users. The incumbent exchange carriers generally have significant competitive advantages, including:

  . significantly greater financial and other resources, including greater access to financing;

  . close ties with national regulatory authorities;

  . control over connections to local telephone lines;

  . ability to subsidize competitive services with revenues generated from services they provide on a monopoly basis; and

  . reluctance of regulators to adopt policies and grant regulatory approvals that will result in increased competition.

    In the future, the incumbent exchange carriers may devote substantially more resources to the sale, marketing and provision of data and other services that compete with us, which could have a material adverse effect on our business, results of operations and financial condition.

      International telecommunications carriers have greater resources than we do.

    We expect to face competition from large international telecommunications carriers, such as Telefonica, AT&T, Global One and MCI Worldcom, and from other industry participants. While international telecommunications carriers have focused on voice services, they may focus on the private telecommunications network systems as deregulation of the telecommunications market continues. For example, when the Argentine government permits full competition in long distance voice, which is expected in November 2000, these large telecommunications carriers may enter the Argentine voice market and provide data transmission services as well. Many of these potential competitors have substantially greater financial and other resources than we do. In addition, consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry could give rise to significant new competitors. AT&T recently formed a new company, AT&T Latin America, by merging the operations of a U.S. telecommunications company, FirstCom Corp., and Brazil-based Netstream. AT&T Latin America has assets in Brazil, Colombia and Peru and is expected to expand into Argentina through its acquisition of Keytech. To the extent that new competitors enter our markets, it could have a material adverse effect on our business.

  Other competitors have announced their intention to launch enhanced Internet services in our markets and their ability to establish a significant early presence could threaten our planned business.

    We expect to face substantial competition in providing enhanced Internet services from various Internet service providers, particularly PSINet, a U.S.- based global provider of Internet services to businesses. PSINet has acquired a number of Internet service providers in Argentina, Brazil and Panama. Via Net.Works, Inc. is another international provider of Internet access and services with which we expect to compete in Argentina and Brazil. In addition, we expect to face competition from incumbent exchange carriers, international telecommunications providers and others in the market for enhanced Internet services, such as Impsat and MetroRED. If PSINet or other providers are able to establish a significant early presence before we can, it could have an adverse effect on our ability to achieve and sustain significant enhanced Internet service revenues.

We may incur substantial future debt obligations which may hinder our growth and put us at a competitive disadvantage.

    We may need to incur significant additional debt in the future to fund our business plan. As of December 31, 1999, we had approximately $15 million in long-term debt outstanding, and we had an additional $386 million available under our vendor financing agreements, assuming we can incur such debt in compliance with the covenants set forth in these agreements. Incurrence of substantial debt in the future could adversely affect our business and operating results, including:

  . requiring us to use a substantial portion of our operating cash flow to pay interest, which reduces funds available to build out our local fixed wireless broadband access networks and to invest in Internet infrastructure and for other purposes;

  . placing us at a competitive disadvantage compared to our competitors that have less debt;

  . making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

  . limiting our ability to pursue business opportunities; and

  . limiting our ability to borrow more money for operations or capital in the future.

Our inability to effectively manage our growth could adversely affect our business.

    Our future performance depends on our ability to develop our networks, successfully invest in Internet infrastructure, implement our business strategy and effectively manage our growth. Our planned growth and expansion will place significant demands on our management and operations. Our ability to manage this growth successfully will depend on:

  . expanding our management resources, network infrastructure, information and reporting systems and controls;

  . expanding, training and managing our employee base, including attracting and retaining skilled personnel;

  . evaluating new markets;

  . monitoring operations; and

  . controlling costs.

    If we are not successful in managing our growth effectively, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to obtain and maintain the necessary building access rights or enter into fiber agreements on favorable terms, it could adversely affect the development of our local fixed wireless broadband access networks.

    Our ability to construct our local fixed wireless broadband access networks and to offer our existing as well as planned services in each market depends upon our success in securing building access rights. For each customer building that we connect to our local network and for each hub that we construct, we must obtain building access rights from the relevant building owner or customer. If we are unable to successfully negotiate with building owners or if negotiations become protracted, it would delay the development of our local networks. In addition, for some of our connected buildings, we do not have a lease agreement or other contractual right of access. If our building access were challenged, it may have an adverse effect on our ability to provide service to the affected customers.

    In addition, our ability to increase the capacity of our backbone within each market depends in part on our ability to enter into third-party agreements with fiber optic cable providers. If we are not able to enter into fiber lease agreements or to purchase the fiber optic cable necessary to accommodate expected increases in demand on favorable terms, our costs may increase or we may not be able to meet anticipated demand for our services.

    Furthermore, our networks need clear lines of sight between our radio transmitters and our receivers to provide the best service. We cannot assure you that we will be able to obtain the necessary building access rights to the most desirable buildings in our markets.

Our ability to offer enhanced Internet services on a large scale is subject to numerous risks.

    Enhanced Internet services is a new area of business for us and is subject to many substantial risks, including:

  . our ability to obtain vital interconnection, also known as peering, agreements with other communications providers;

  . our ability to obtain sites for construction of our Internet data centers;

  . our ability to build out the necessary facilities in a timely manner; and

  . our ability to develop service and support operations, including hiring and training employees and developing corporate standards and systems.

    If we are unable to enter into the necessary peering agreements, obtain sites necessary to build data centers of sufficient size or develop service and support operations, it could have a material adverse impact on our ability to offer or develop our enhanced Internet business and operating results. Moreover, we cannot assure you that we have identified all risks and accurately estimated the costs associated with offering enhanced Internet services.

    The success of our Web hosting services will depend in part on the level of interest among business customers in Latin America in having their websites hosted locally. If the demand for such service is less than we anticipate, it could materially adversely affect our business.

    The installation of various planned undersea cables will increase Latin American connectivity to Internet access points in the United States. This could result in overcapacity which could in turn depress the prices we can charge for our enhanced Internet services.

Our 10 largest customers account for a significant portion of our service fee revenues and the loss of one or more of these customers could materially adversely affect our business and results of operations.

    Because of our relatively short operating history, a significant portion of our consolidated revenues has been derived from a small number of customers. Our 10 largest customers accounted for 45% of our service fee revenues for the year ended December 31, 1999. Telefonica de Argentina, our largest customer, accounted for approximately 17% of our service fee revenues in 1999. The loss of one or more of our 10 largest customers could materially adversely affect our business and results of operations.

The non-exclusive nature of our national grant of spectrum in Brazil could interrupt or threaten our ability to provide service in each of the major urban markets we expect to serve in Brazil.

    Our national grant of spectrum in Brazil is non-exclusive and therefore may require us to coordinate with competitors and other third parties regarding access to the same spectrum frequencies, which could increase our costs of doing business there and threaten our ability to provide service. To date, we have encountered one instance in which another telecommunications provider in Sao Paulo was granted access to an overlapping spectrum frequency. We resolved the issue without interruption to our service, but we cannot assure you that in the future there will not be other providers who are granted overlapping frequencies or that such grants will not overcrowd the spectrum frequencies that we use to provide broadband services.

We depend on our suppliers of switches, radios and other equipment and may experience delays in receiving required components.

    We rely on other companies to supply key components of our local network infrastructure, including data routing and switching equipment, radios, operating and billing software and facilities construction. These components are only available in the quantities and quality we require from limited sources. We have already experienced some delays and may experience further delays in receiving components or may not be able to obtain these components in the amounts that we need or on a timely basis or at an affordable cost, or at all. We also have experienced delays in the construction of our facilities due to our suppliers.

We intend to pursue acquisitions of spectrum, services, technologies or businesses, which could result in stockholder dilution and involve other risks.

    To implement our growth strategy, we intend to pursue acquisitions of spectrum, services, technologies or businesses that are complementary to our existing operations and our planned operations. Our ability to grow our existing services and to introduce our planned enhanced Internet services will depend in part on our ability to make certain acquisitions at prices and terms that are attractive to us. Acquisitions involve many risks, including difficulties in assimilating new operations, technologies, services and products of acquired companies and diversion of management's attention from other business concerns. We cannot assure you that we will successfully consummate any acquisitions on acceptable terms, or at all.

    Any acquisitions we complete could result in dilutive issuances of equity securities, incurrence of debt and contingent liabilities and increased amortization expenses related to goodwill and other intangible assets.

Damage to our networks, system failure or design defects could result in a loss of revenue and a loss of customers.

    Our success in marketing our services to business customers and other high volume users will require that we provide a high level of reliability, capacity and security via our network infrastructure. Our local networks will be subject to possible physical damage (including from natural disasters), power loss, capacity limitations, software defects and breaches of security (by computer virus, break-ins or otherwise), all of which may cause interruptions in service or reduced capacity for customers. In addition, any defects in the design of our local network architecture may cause interruptions in service until remedied. If any of these events occur, we may lose customers and market share, which could harm our business and operating results.

If we fail to upgrade or replace our billing, customer service and information systems as necessary or our systems do not operate as we expect, we will not be able to conduct our business efficiently.

    Integrated and flexible management information and processing systems are vital to our growth and our ability to monitor costs, process and provision customer orders, bill and collect from customers and operate efficiently. We are in the process of implementing new operating systems to integrate important facets of our operations. For example, our current billing system is not adequate to accommodate billing for usage-based services such as voice, which we currently intend to offer beginning in 2001. We expect to install a new billing system in 2001, which will enable us to bill for additional services, including usage-based services such as voice. We cannot assure you that such systems will be installed in time to launch voice services as currently planned or that, upon installation, the systems will perform adequately or as expected.

    The development and implementation of our new systems relies in part on the products and services of third-party vendors over which we have no control. Unanticipated problems with our systems may harm our business and operating results.

We will not be able to introduce voice services until we obtain the necessary operating licenses and until we are able to secure the necessary interconnection agreements with other telecommunications providers.

    We do not yet have operating licenses to provide voice services in many of our markets, and we cannot assure you that we will be able to obtain such voice operating licenses on acceptable terms or at all. In addition, our ability to offer voice services in countries in which we do have operating licenses depends on securing and maintaining interconnection agreements with other providers, which agreements we currently do not have in place.


New competing technologies may pose a threat to our business.

    We cannot predict the effect on our business of technological changes, such as changes relating to emerging wireline and wireless transmission technologies and the use of the Internet for traditional voice, data or other broadband services. Technological changes that render our equipment out of date, less efficient or more expensive to operate than newer equipment could cause us to incur substantial increases in capital expenditures to upgrade or replace such equipment. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. We rely on vendors with whom we have financing agreements to anticipate and adapt to new technology and to make products that incorporate such technology available to us. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. If we fail to obtain new technology it could have a material adverse effect on our ability to complete successfully.

    New competing technologies may enhance the ability of competitors to provide the same services that we offer and therefore adversely affect our business. For example, new technologies such as digital subscriber line, or DSL, can significantly enhance the speed of traditional copper lines. DSL or other technologies could enable our incumbent exchange carrier competitors to offer new high-speed services without incurring the expense of replacing their existing copper networks. Widespread use of DSL in our markets could have a material adverse effect on our ability to compete successfully.

Restrictions in our vendor financing agreements may constrain our ability to operate our business as we desire.

    Each of our vendor financing agreements with Ericsson and Lucent contains numerous conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends as well as various covenants that require us to maintain specific financial ratios. These limitations may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and our shareholders. See "Description of Our Financing Arrangements".

Our ability to compete in Latin American telecommunications markets is subject to extensive regulation, which may be changed or administered in a manner harmful to our business.

    We are subject to extensive regulation in each of the countries in which we operate. In many of these countries, the opening of competition in the telecommunications industry occurred only recently, and there is necessarily some uncertainty as to how regulations and policies that affect our business will develop. Changes in regulations governing matters such as interconnection arrangements, capital investment, pricing and foreign ownership could have a material adverse effect on our business and operations. Accordingly, we cannot assure you that we will be able to provide our planned services in each of our markets, and it is possible that regulations could be adopted that would preclude us from offering some of the services that we expect to provide in the future. In addition, the government of each of the countries in which we operate imposes extensive licensing, installation, and build-out requirements, many of which are difficult to comply with. We cannot assure you that we will be able to meet these requirements, and our failure to do so could subject us to the loss of licenses that are important to our business. Many of our licenses are subject to renewal or expiration, and we cannot assure you that our licenses will be renewed or that we will be able to obtain new licenses on favorable terms or at all when our current licenses expire. In addition, we expect competition for radio spectrum licenses to be strong and if we are unable to obtain licenses in the future, our ability to expand our business may be materially adversely affected. Finally, our dependence on licenses and permits subjects us to the risk that administrative delays could have a substantial adverse impact on our business and operations.

    Moreover, the government of any of the countries in which we operate may impose new fees or increase the amount of fees relating to our spectrum grant or operating licenses that could adversely affect our business, financial condition and results of operations. For example, in December 1999, we received notice from the Argentine telecommunications authorities that we will be required to pay a usage fee which we expect to be no more than $1.4 million with respect to our 10.5, 23 and 38 GHz spectrum frequencies. We believe that a usage fee will be payable on an annual basis in the future.

    Our performance will depend, in part, upon how well we anticipate and adapt to rapid regulatory changes occurring in the communications industry and whether we are able to offer, on a timely basis, services that meet evolving industry standards. The enactment of new adverse regulations or regulatory requirements may increase our costs, which could have a harmful effect on us. We cannot assure you that we will be able to adapt to these regulatory developments or offer the necessary services on a timely basis or establish or maintain a competitive position.

Our operations are subject to special economic and political risks throughout Latin America.

    All of our operations are conducted in Latin America. Accordingly, we will be subject to significant economic, political and social instability and other risks not typical of investments in businesses conducted in the United States. An investment in our common stock is subject to risks of doing business in Latin America. Each country where we operate has experienced political and economic instability in recent years. Moreover, as events in Latin America have demonstrated, negative economic or political developments in one country in the region can lead to or exacerbate economic or political crises elsewhere in the region. In addition, events in recent years in other developing markets have placed pressures on the stability of the currencies of a number of countries in Latin America, including Argentina, Brazil and Colombia. Continued pressures on the local currencies in the countries in which we operate are likely to have a material adverse effect on many of our customers, which could in turn materially adversely affect us. Volatility in regional currencies and capital markets has also had an adverse effect on our ability and that of our customers to gain access to the international capital markets for necessary financing and refinancing. A lack of international capital sources for emerging market borrowers could have a material adverse effect on us and many of our customers. The imposition by the governments of the countries where we operate of capital controls, exchange controls, or any other mechanisms that would restrict the flow of funds from our local subsidiaries to us could significantly impair our ability to honor our obligations under our vendor financing agreements.

    We do not expect fundamental improvements in macroeconomic conditions in Latin America in the short term. We cannot assure you that economic difficulties in Latin America will cease, including volatility in regional currencies and capital markets, which would have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

    Many of our targeted markets are in countries in which the rate of inflation is significantly higher than that in the United States and which have experienced significant volatility in currency exchange rates. We cannot assure you that the effect of inflation on our operations in these countries can be offset, in whole or in part, by corresponding price increases we impose, even over the long term. Nor can we assure you that currency exchange rates will not change in a way adverse to us or that currency controls will not be imposed.

    Argentina

    While we anticipate that our business outside Argentina will increase in the coming years, Argentina is expected to remain our most significant market in 2000 and, accordingly, developments in Argentina are of particular importance to our future success.

    The instability and volatility in the world financial markets, which began with the crisis in the markets of Southeast Asia in 1998 and spread to Russia and Brazil, has negatively affected the Argentine economy and financial markets. In addition to the effects of the economic difficulties experienced in Brazil, Argentina's largest trading partner, in the first nine months of 1999, Argentina experienced a decline in investor confidence as a result of domestic political and economic developments. In October 1999, Moody's Investor Services cut Argentina's long-term foreign currency rating to B1 from Ba3. The International Monetary Fund recently provided Argentina with a three-year credit facility amounting to $7.4 billion which is conditioned upon Argentina achieving fiscal tightening and consistent structural reforms. We are unable to predict the effects of these reforms on our business, financial condition and results of operations or the market price of our common stock. Additionally, Argentina's exchange-rate policy remains a major concern and we cannot assure you that Argentine monetary authorities will be able to support the existing parity of the Argentine peso and the U.S. dollar.

    Brazil

    Brazil is our second largest market in terms of revenues generated and we fully expect that Brazil will become our largest market. Throughout the 1980s and into the 1990s, the Brazilian economy has suffered from periods of extremely high rates of inflation and recession. Historically, Brazil's currency has frequently depreciated in relation to the U.S. dollar. At the end of 1998, foreign exchange reserves in Brazil had declined to $44.6 billion from nearly $67.3 billion at the end of August 1998. As of January 2000, Brazil had exchange reserves of approximately $37.56 billion. These capital outflows, which resulted from the Russian economic crisis (and the subsequent impact on risk perception of investments in emerging market countries in general) and high rates of inflation prevailing in the Brazilian economy, put pressure on the Brazilian real. The Brazilian government permitted the Real to float freely against the U.S. dollar in January 1999. Since that time, the Real has devalued to a low of R$2.17 = $1.00 on March 3, 1999. At March 17, 2000, the Real traded at a rate of R$1.74 = $1.00. We cannot assure you that the Real will not again be devalued relative to the U.S. dollar, or that the Real will not fluctuate significantly relative to the U.S. dollar. A continued downturn in Brazil's economy could further affect other Latin American countries through the loss of investor confidence and shocks to intra-regional trade.

    Rapid changes in Brazilian political and economic conditions require us to continually assess the risks associated with our operations in Brazil and adjust our business and operating strategy. Although the Brazilian government has indicated that it is committed to solving the economic crisis caused by the devaluation of the Brazilian real, it will have to overcome internal political resistance to austerity measures if the economic recession worsens and unemployment figures rise. Economic forecasts suggest that the Brazilian economy could suffer a recession in the future as economic austerity measures and high interest rates depress consumption and investments. Brazil's large financing needs remain a risk to stability and could cause material adverse effects on our business, results of operations and financial condition or the price of our common stock.

    Colombia

    We have recently launched operations in Bogota, and Colombia currently represents our third largest market in terms of revenues generated. Colombia is experiencing an economic recession, with unemployment over 20%. The Colombian economy began experiencing a severe economic crisis in 1998. A combination of low international commodity prices, a decline in global lending to emerging markets, a decrease in domestic consumption and high interest rates have resulted in an economic recession and a negative economic performance. Preliminary figures indicate that the Colombian economy contracted in 1999 and that Colombia's gross domestic product fell by 5% through the end of 1999. In June 1999, Colombia's central bank effectively devalued the Colombian peso by 9% by widening the foreign exchange band for the peso, and in September 1999, the central bank discontinued the use of the foreign exchange band and permitted the peso to float freely against the U.S. dollar. In the third quarter of 1999, citing Colombia's macroeconomic imbalances and rising levels of government debt, Moody's Investors Services and Standard & Poor's downgraded the country's credit rating to below "investment grade." In addition to increasing borrowing costs for Colombian companies, the impairment of Colombia's credit rating lowered investor confidence in that country and compounded its economic difficulties.

    Colombia has experienced periods of violence over the past four decades, primarily from leftist guerrilla groups, right wing paramilitary groups and drug trade. Despite the promise of peace negotiations between the Colombian government and the main left-wing guerilla group, known as the FARC, hostilities between the parties have continued. These hostilities led the Colombian government to cede effective control of certain portions of the country to guerilla forces, order a curfew in certain regions of the country and place the military on a heightened state of alert. We cannot assure you that these matters, individually or cumulatively, will not materially adversely affect our business, results of operations and financial condition and the market price of our common stock.

    Peru

    After having grown at an annual rate of 7.3% from 1993 through 1997, the Peruvian economy was hit in 1998 by the wave of international financial crises and the El Nino phenomenon. This slowed the previous level of growth considerably. The international economic instability led to a severe liquidity crisis in the Peruvian financial system, a speculative attack against the currency and the contraction of credit to the private sector. However, economic forecasts indicate the economy will continue to grow in the next few years, though at a lower rate than during the period from 1993 to 1997. During 1999 the economy expanded by only an estimated 3%, inhibited by tight liquidity and high interest rates. We cannot assure you that future fluctuation in the world market will not negatively affect the Peruvian economy, or that the annual growth rate will return to previous rates.

    Panama

    Following more than two decades of political and economic instability, since 1994 a democratically elected government has implemented economic policy reforms to restructure debt, liberalize the trade regime, privatize state-owned enterprises, lower tariffs and attract foreign investment. Nonetheless, Standard & Poor's has rated the outlook for local currency and foreign currency as negative. Moreover, in the wake of the withdrawal by the United States from its military facilities and control of the Panama Canal, there is some uncertainty concerning the Panamanian government's ability to attract foreign investment and manage the vast properties received upon the United States' withdrawal. Accordingly, we cannot assure you that economic reform will continue and that uncertainties will not materially adversely affect investor confidence and financial markets, which could harm our business and financial condition.

    Uruguay

    Uruguay has strong economic ties to Brazil and Argentina. The February 1999 Brazilian currency devaluation reduced the rate of growth of loans and deposits in Uruguay. As a result, the Uruguayan economy went through a slump that caused the unemployment rate to rise above 10%. We cannot assure you that Uruguay's economy will not be materially adversely affected by continuing economic instability in Brazil and Argentina, which could harm our business and financial condition.

We are vulnerable to currency fluctuations, devaluations and restrictions that may increase our losses and cause fluctuations in our operating results.

    We are exposed to changes in foreign exchange rates because certain of our revenues and costs are denominated in foreign currencies while a significant portion of our liabilities are and will continue to be denominated in U.S. dollars. To date, we have not adopted any hedging strategies to manage our exposure to foreign currency exchange risk. Our exposure to exchange rate fluctuations that could negatively affect our business, results of operations, and common stock price is particularly significant in Brazil. Under Brazilian law, our contracts with customers cannot be linked to the exchange rate between the Brazilian real and the U.S. dollar, and we anticipate that a significant portion of our future growth in sales will come from Brazilian markets. More generally, our results of operations and business prospects are influenced by the overall financial and economic conditions in Latin America. Many of the countries in which we operate have experienced political and economic volatility in recent years, and each of those countries has experienced some level of economic contraction and financial difficulties during 1999. We cannot predict whether prevailing economic conditions in Latin America will improve or worsen, or what effect these conditions will have on the countries in which we operate or upon our business.

Labor regulations and strong labor unions in Latin American markets could increase our expenses.

    In general, labor regulations in Latin America are more favorable to employees than in the United States. Most Latin American countries also require higher rates of mandatory social security and similar contributions by employers than the United States. In addition, labor unions in most Latin American countries are considered to be strong and influential. Our employees in Brazil are currently unionized. Although we have not experienced any strikes in Brazil yet and none of our operations are currently unionized in any other countries, we may experience strikes or other significant types of conflicts with labor unions or our personnel.

Departure of key personnel could harm our business.

    Our business is managed by a small number of key executive officers and operating personnel. The loss of services of one or more of our key executives could harm our business and our prospects.

    Further, we believe that our success will depend, in large part, on our ability to attract and retain skilled and qualified personnel with experience in each area of our business, including hiring new personnel to operate our enhanced Internet services business. In particular, our ability to recruit personnel throughout Latin America, especially for our planned offering of enhanced Internet services, may be constrained by the relatively small pool of talent available. If we are unable to recruit the necessary personnel, it could harm our business and operating results.

We depend on payments from our subsidiaries to pay our obligations.

    We are a holding company, which means that we conduct all of our operations and derive all of our operating income from our subsidiaries. Our ability to pay our obligations in the future depends on receiving dividends and other payments from our subsidiaries, raising additional funds in public or private debt or equity offerings or selling assets. Our subsidiaries constitute separate legal entities and their ability to pay dividends or make other payments or advances to us will depend on their operating results and the requirements of applicable law.

We are currently restricted from paying dividends and we do not plan to pay dividends in the foreseeable future.

    We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." Moreover, our ability to pay dividends is limited by the terms of our vendor financing agreements with Ericsson and Lucent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Financial Resources."

Shares of our common stock becoming available for sale could materially adversely affect the market price of our common stock and may impair our ability to raise capital through the sale of additional stock.

    The    shares sold in this offering will generally be freely tradable without restriction. We will have 51,394,331 shares of our common stock outstanding upon completion of this offering that will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Stockholders holding 50,703,198 shares of our common stock will be entitled to registration rights.

    Immediately after this offering, we also will have an additional 4,618,804 shares of common stock that are the subject of options and warrants.

    Our directors, officers, the most senior employee of each operating subsidiary and most of our stockholders have executed lock-up agreements that limit their ability to sell such common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Goldman, Sachs & Co. When the lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases subject to the volume, manner of sale and notice requirements of Rule 144. The availability of these shares may depress the market price of our common stock. See "Shares Eligible for Future Sale."

There is no prior public market for our common stock, the price of shares of our common stock may be volatile and we cannot assure you that our share price will not decline after this offering.

    Prior to this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Moreover, the market price of our common stock could be subject to significant fluctuation after this offering. Some of the factors that could materially adversely affect our share price include:

  . quarterly variations in our operating results;

  . changes in revenue or earnings estimates or publication of research reports by analysts;

  . strategic decisions by us or our competitors, such as changes in business strategy, acquisitions or restructurings;

  . actions by institutional stockholders;

  . speculation in the press or investment community;

  . general market conditions; and

  . economic factors unrelated to our performance.

    Recently, stock markets in the United States have experienced significant price and volume fluctuations and the market prices of securities of telecommunications service providers and technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their shares of common stock at or above the initial public offering price. In the past, periods of volatility in the marketplace for a company's securities often have been followed by the initiation of securities class action litigation in the United States against that company. The institution of such litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could materially adversely affect our business and financial condition.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution.

    The initial public offering price of our common stock is substantially higher than the book value per share of the outstanding common stock. Accordingly, if you purchase shares of common stock in this offering, you will
experience immediate dilution of approximately $   in the book value per share
of common stock. This means that the net tangible book value of each share purchased by you will be less than the purchase price you paid. Moreover, to the extent that outstanding options to purchase our common stock are exercised, or options reserved for issuance are issued and exercised, each person purchasing common stock in this offering will experience further substantial dilution.

Unauthorized actions of our local representatives or agents could subject us to liability under the Foreign Corrupt Practices Act.

    We are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We have enacted and adhere to a Foreign Corrupt Practices Program, and we have taken precautions and instituted a number of procedures to comply with the FCPA. However, we cannot assure you that such precautions will protect us against liability under the FCPA. In particular we may be held responsible for actions taken by our local representatives or agents, regardless of our ability actually to control them. Any determination that we have violated the FCPA could have a material adverse effect on our business and operations.

If our forward-looking statements in this prospectus are incorrect, our results may differ materially from those expressed or implied by such forward-looking statements.

    This prospectus contains forward-looking statements in "Prospectus Summary" beginning on page 1, "Risk Factors" beginning on page 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 27, "Business" beginning on page 36 and elsewhere. These statements relate to future events or our future financial performance. You generally can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known as well as unknown risks, uncertainties and other factors, including the risks described under "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information available to us as of the date of this prospectus, we cannot guarantee future results, levels of activity, performance or achievements. Finally, we do not assume and no other person assumes responsibility for the accuracy and completeness of these statements.

                           FORWARD-LOOKING STATEMENTS

    Some of the statements in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include but are not limited to:

  . our expectations and estimates as to completion dates, construction costs and subsequent maintenance and growth of the local fixed wireless broadband access networks we plan to build;
  . our ability to implement successfully our operating strategy and to sell capacity on our planned local fixed wireless broadband access network; and
  . future financial performance, including growth in sales and income.

    The following factors, among others, could cause our actual results to differ materially from those expressed in any forward-looking statements we make:

  . the rate of expansion of our network and/or customer base;
  . inaccuracies in our forecasts of customer or market demand;
  . loss of a customer that provides us with significant revenues;
  . highly competitive market conditions;
  . changes in or developments under laws, regulations and licensing requirements;
  . changes in telecommunications technology;
  . currency fluctuations; and
  . changes in economic conditions in the Latin American countries where we operate.

    These factors should not be construed as exhaustive. We will not update or revise any forward-looking statements.

                           MARKET DATA AND FORECASTS

    This prospectus includes statistical data and forecasts concerning the telecommunications industry that we obtained from industry publications. These publications generally indicate that they have obtained information from sources that they believe are reliable, but that they do not guarantee the accuracy and completeness of the information. In particular, we do not know what rates of general economic growth in the countries in which we operate were assumed in preparing forecasts. Forecasts of developing industries, such as ours, are not based upon sophisticated analysis of a substantial amount of historical data as is the case for more mature industries. Often, interviews with corporate leaders in developing industries, such as ours, form the basis for much statistical data and forecasts. Thus, statistical data and forecasts for developing industries, such as ours, are much less likely to be accurate. We also have not sought the consent of any of these sources to refer to their data in this prospectus.

                                USE OF PROCEEDS

    We will receive net proceeds from this offering of approximately $
million. If the over-allotment option granted to the underwriters is exercised
in full we will receive approximately $   million. This assumes that our common
stock is offered at $    per share, the midpoint of the range set forth on the
cover page of this prospectus, and is after deducting underwriting discounts and commissions and the estimated expenses of this offering. We intend to use the net proceeds to make capital expenditures for the build out of our local fixed wireless broadband access networks, for our investment in Internet infrastructure, for potential acquisitions and for working capital and general corporate purposes, including to fund losses. We have not yet determined the specific allocation of amounts of the proceeds among the purposes described. As a result, our management will have significant discretion in applying the net proceeds of this offering. Pending such application, we will invest the net proceeds in short-term U.S. dollar denominated liquid securities.

    Consistent with our business strategy, we continually consider acquisition opportunities that will enhance our business. As of the date of this prospectus, we have no understandings, commitments or agreements with respect to any material acquisitions other than those described in this prospectus.

                                    DILUTION

    As of December 31, 1999, our pro forma net tangible book value, after giving effect to (i) the issuance of $127 million in private equity capital in March 2000 net of approximately $1.3 million in equity issuance costs, (ii) a proposed 7 to 1 reverse stock split expected to occur prior to the closing of this offering, and (iii) the automatic conversion of all shares of preferred stock outstanding immediately prior to this offering into 47,953,475 shares of our common stock upon this offering, was $220.5 million, or $4.40 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of December 31, 1999, our pro forma net tangible book value, as adjusted for the sale of shares in
this offering at an assumed initial public offering price of $   per share (the
midpoint of the range indicated on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and other expenses, and assuming no exercise of the underwriter's over-allotment option,
would have been approximately $   per share of common stock. This represents an
immediate increase of $   per share to existing stockholders and an immediate
dilution of $   per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.....................       $
Net tangible book value per share as of December 31, 1999........... $4.40
Increase in net tangible book value per share attributable to purchasers in this offering........................................ $
                                                                     -----
Net tangible book value per share after this offering...............
                                                                           ---
Dilution per share to new investors.................................       $
                                                                           ===

    The following table summarizes, as of December 31, 1999, after giving effect to the automatic conversion of all shares of preferred stock outstanding immediately prior to this offering into 47,953,475 shares of our common stock upon the closing of this offering, a proposed 7 to 1 reverse stock split and to the issuance of $127 million in private equity capital net of approximately $1.3 million in equity issuance costs in March 2000, the total consideration paid to us and the average price per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering (before deducting the estimated underwriting discounts and commissions and other expenses and assuming no exercise of the underwriters over-allotment option):

                                                                       Average
                                Shares Purchased  Total Consideration   Price
                               ------------------ --------------------   Per
                                 Number   Percent    Amount    Percent  Share
                               ---------- ------- ------------ ------- -------
   Existing stockholders...... 50,101,201         $273,287,822          $5.45
   New investors in this
    offering..................
                               ----------   ---   ------------   ---
       Total..................                    $
                               ==========   ===   ============   ===

    If the underwriters' over-allotment option is exercised in full:

  . the number of shares of common stock held by the existing stockholders
    would be reduced to    % of the total number of shares of common stock to
    be outstanding after this offering

  .  the number of shares of common stock held by new investors would be
     increased to     or    % of the total number of shares of common stock
     to be outstanding after this offering

    The tables above exclude as of December 31, 1999, (1) 2,800,544 shares of common stock subject to outstanding options and (2) 368,723 shares of common stock that may be issued should holders of certain preferred stock warrants elect to exercise their warrants prior to the consummation of this offering.

Upon consummation of this offering, there will be 576,355 shares of common stock subject to additional outstanding stock purchase warrants. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management--Executive Compensation" and "Management--1996 and 1999 Stock Option Plans."

                                DIVIDEND POLICY

    We have not paid any cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future. We plan to retain earnings, if any, for use in the operation of our business and to fund future growth. In addition, our vendor financing agreements currently severely restrict the payment of dividends on our common stock. See "Description of Our Financing Arrangements."

                                 CAPITALIZATION

    The following table shows our cash and cash equivalents and short-term investments, and total capitalization as of December 31, 1999:

  . on an historical basis;

  . on a pro forma basis to give effect to (i) the issuance of $127 million in private equity capital in March 2000, net of approximately $1.3 million in equity issuance costs, (ii) the automatic conversion of all shares of our preferred stock outstanding immediately prior to this offering into 47,953,475 shares of our common stock and (iii) a proposed 7 to 1 reverse stock split expected to occur prior to the closing of this offering; and

  . on a pro forma as adjusted basis to give effect to the issuance and sale
    of    shares of common stock in this offering.


    This table should be read in conjunction with our audited consolidated financial statements and the notes to the financial statements beginning on page F-1. Our pro forma as adjusted capitalization assumes no exercise of the underwriters' over-allotment option.

                                                      December 31, 1999
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                --------  --------  -----------
                                                       (in thousands)
Cash and cash equivalents and short-term
 investments................................... $ 82,288  $207,988   $
                                                ========  ========   ========
Long term debt, including current portion(1)... $ 16,083  $ 16,083   $
Stockholders' equity:
  Class A convertible preferred stock, $0.0001
   par value, 101,750,000 shares authorized,
   8,077,782 shares issued and outstanding,
   actual; 0 shares issued and outstanding, pro
   forma and pro forma, as adjusted............   30,529       --
  Class B convertible preferred stock, $0.0001
   par value, 201,200,000 shares authorized,
   26,546,899 shares issued and outstanding,
   actual; 0 shares issued and outstanding, pro
   forma and pro forma, as adjusted............  112,720       --
  Common stock, $.0001 par value, 400,000,000
   shares authorized, 2,147,726 shares issued
   and outstanding, actual; 50,101,201 shares
   issued and outstanding, pro forma;
       shares issued and outstanding, pro
   forma, as adjusted..........................      --          5
  Additional paid-in capital...................      299   269,243
  Accumulated deficit..........................  (35,440)  (35,440)
                                                --------  --------   --------
  Total stockholders' equity...................  108,108   233,808
                                                --------  --------   --------
    Total capitalization....................... $124,191  $249,891   $
                                                ========  ========   ========

--------
(1)Current portion of long term debt was $1,277,000.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following tables set forth certain historical financial and operating data of the Company for the period from October 1, 1996 (inception) through December 31, 1996 and for the three years ended December 31, 1999. We derived our selected historical consolidated financial data as of December 31, 1998 and 1999 and for each of the three years ended December 31, 1999 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our selected historical consolidated financial data as of December 31, 1996 and 1997 and for the period from October 1, 1996 (inception) through December 31, 1996 from our audited consolidated financial statements that are not included in this prospectus. You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related footnotes included elsewhere in this prospectus.

    Our pro forma net loss per share gives effect to the conversion of the shares of preferred stock outstanding immediately prior to this offering into shares of common stock as if the conversion had occurred at the beginning of the periods presented.

                           Period from
                           October 1,
                              1996
                           (inception)
                             through          Year Ended December 31,
                          December 31,   ---------------------------------------
                              1996          1997         1998          1999
                          --------------------------  -----------  -------------
                          (in thousands, except share and per share data)
Statement Of Operations
 Data:
Revenues
  Digital Dedicated
   Access services......   $       --    $       --   $        24  $         927
  Dedicated Internet
   services ............           --            --           --             216
                           -----------   -----------  -----------  -------------
  Total revenues........           --            --            24          1,143
Costs and expenses
  Technical and
   operating............           --            --           692          3,276
  Sales and marketing...           --            --           260          2,403
  General and
   administrative.......            90           922        3,134          6,535
  Salaries and
   benefits.............           --            415        4,503         13,032
  Depreciation and
   amortization.........           --              3          376          2,511
                           -----------   -----------  -----------  -------------
Total costs and
 expenses...............            90         1,340        8,965         27,757
                           -----------   -----------  -----------  -------------
Loss from operations....           (90)       (1,340)      (8,941)       (26,614)
Other income (expense),
 net....................            (1)         (240)         110          1,781
Provision for income
 taxes..................           --            --           --            (105)
                           -----------   -----------  -----------  -------------
Net loss................   $       (91)  $    (1,580) $    (8,831) $     (24,938)
                           ===========   ===========  ===========  =============
Net loss per share,
 basic and diluted(1)...   $     (0.05)  $     (0.85) $     (4.66) $      (12.23)
                           ===========   ===========  ===========  =============
Pro forma net loss per
 share, basic and
 diluted(1).............                                           $       (0.94)
                                                                   =============
Shares used in
 calculation of net loss
 per share..............
  Basic and diluted.....     1,857,142     1,867,296    1,894,598      2,039,097
                           ===========   ===========  ===========  =============
  Pro forma basic and
   diluted..............                                              26,451,334
                                                                   =============

                                                    Year Ended December 31,
                                                   ---------------------------
                                      Period from
                                       October 1,
                                          1996
                                      (inception)
                                        through
                                      December 31,
                                          1996      1997     1998      1999
                                      ------------ -------  -------  ---------
                                       (in thousands, except share and per
                                                   share data)
Other Financial Data:
EBITDA(2)...........................     $ (90)    $(1,337) $(8,595) $ (24,350)
Cash flow provided by (used in):
 Operating activities...............      (121)       (572)  (8,549)   (18,628)
 Investing activities...............       (78)     (3,833)  (4,429)  (100,734)
 Financing activities...............       201       4,659   25,676    123,945
 Capital expenditures...............       --         (114)  (2,807)   (28,682)
                                                As of December 31,
                                      ----------------------------------------
                                          1996      1997     1998      1999
                                      ------------ -------  -------  ---------
                                                  (in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-
 term investments...................     $   2     $   256  $12,954  $  82,288
Total current assets................         2       1,783   13,953     88,298
Property and equipment, net.........       --          113    5,014     34,339
Total assets........................       110       4,286   24,180    137,733
Total current liabilities...........       201       5,412    3,598     14,819
Total long-term debt................       --          544      477     14,806
Total stockholders' equity
 (deficit)..........................       (91)     (1,670)  20,105    108,108

                                                             As of December 31,
                                                            --------------------
                                                            1996 1997 1998 1999
                                                            ---- ---- ---- -----
Operating Data:
Digital Dedicated Access customers......................... --   --     7     52
Dedicated Internet service customers....................... --   --   --      50
Digital Dedicated Access circuits.......................... --   --    13    186
Dedicated Internet circuits................................ --   --   --      50
64 kilobit circuit equivalents............................. --   --    50  1,516
Customer buildings......................................... --   --    12    173
Hub sites.................................................. --   --     4     24
Gateway sites.............................................. --   --     9     22
                                                            ---  ---  ---  -----
  Total on-net buildings................................... --   --    25    219
                                                            ===  ===  ===  =====

--------
(1) Net loss per share and pro forma net loss per share are calculated on the basis described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2) EBITDA consists of net loss before depreciation and amortization, net interest income or expense and income taxes. EBITDA is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of our operating results and is not intended to represent cash flow or results of operations for the periods presented. EBITDA is not a measurement under U.S. GAAP or financial performance and may not be similar to EBITDA measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

    We seek to become a leading facilities-based provider of broadband Internet, data and voice services in the major urban markets throughout Latin America. Through local fixed wireless access networks which we own and operate, we currently provide broadband data transport and dedicated Internet access to large and medium-sized businesses, telecommunications carriers, Internet service providers, Internet content providers, e-commerce providers and systems integrators.

    From our inception to June 1998, our primary focus was to acquire spectrum and operating licenses in Argentina, Brazil and Colombia. Since that time, we have continued to obtain spectrum and operating licenses in these countries as well as in Panama, Peru and Uruguay. In June 1998, we began constructing substantial portions of our initial local network in Buenos Aires and in June 1999 we began constructing our local networks in Sao Paulo and Bogota.

    We launched commercial operations and sales in our first market, Buenos Aires, in March 1999. From March to December 1999, we expanded our sales and marketing force and continued to expand our local network in Buenos Aires. We subsequently launched operations in Sao Paulo in December 1999 and Bogota in March 2000.

    In March 2000, we made a strategic decision to enter the market for enhanced Internet services. Concurrently with the build out of our local networks, we are investing substantially in Internet infrastructure to enable us to provide enhanced Internet services. We expect to use a substantial portion of the proceeds of this offering to fund our investment as well as our operating losses related to the build out of our local fixed wireless broadband access networks and our investment in Internet infrastructure.

    To support our plan to build out local fixed wireless broadband access networks in major urban markets in Latin America, we have raised $273 million in private equity capital from our inception to March 31, 2000. In addition, we entered into strategic supply and credit agreements with Ericsson and Lucent in June and November 1999, respectively, which currently provide for, among other things, $400 million of financing for equipment, services and related items.

    We currently expect to complete the initial build out of our local broadband access networks and to launch operations in Rio de Janeiro, Belo Horizonte, Lima and Panama City by the end of 2000. In Buenos Aires, Sao Paulo and Bogota, we are expanding our networks to enhance the services we presently provide and to expand the geographical coverage area of those networks. We are expanding the capacity of the backbone of our networks by either purchasing additional fixed wireless links or by building or leasing high capacity fiber optic cable. As part of our investment in Internet infrastructure, we also expect to obtain significant backhaul capabilities through leases or indefeasible rights of use, commonly referred to as IRUs, of undersea fiber optic and/or satellite capacity.

    We plan to offer voice services in Argentina and Peru beginning in 2001 and we intend to offer voice services in each of our other markets in Latin America as these markets are deregulated and we obtain the necessary operating licenses. In order to offer usage-based services such as voice, we are implementing new operating and business support systems and expect to invest approximately $10 million in 2000 for such systems.

Revenues and Expenses

    Revenues

    We provide services to customers under contracts that typically range from one to three years. The customer generally pays an installation charge at the beginning of the contract and a fixed monthly fee based on the speed of the circuit and type of equipment installed. Services, other than installation fees, are billed on a flat monthly rate. We recognize installation fees when the installation is complete and accepted by the customer. We recognize monthly fees in the month in which the services are provided. We report revenues net of deductions for sales taxes.

    We have experienced pricing declines in Argentina during our first year of operations, and we anticipate that we will experience pricing declines as competition increases in Argentina and each of the other markets where we operate or intend to operate.

  Expenses

    Our expenses principally include:

  . Technical and operating

  . Sales and marketing

  . General and administrative

  . Salaries and benefits

  . Depreciation and amortization

    The principal items comprising technical and operating expenses are:

     . License and spectrum fees. These are fees we pay to maintain our rights under concessions in accordance with government regulations in the jurisdictions where we, or a company we acquired, were granted radio frequencies. These fees are usually based on the amount of spectrum granted or in use in a specific market. We expect these fees to increase in the future in Argentina, Brazil, Colombia, Panama and Peru as our networks, customer base and revenues increase.

     . Building access rental payments. Wireless transmission equipment requires the placement of equipment on the roof of a building and in some cases, the rental of interior space for housing electronics. As the market for building access rights becomes more competitive, we expect the cost of leasing roof and interior space to increase both for hubs and customer buildings.

     . Network maintenance. We employ our own engineers in addition to engaging outside engineering contracting firms to maintain our local fixed wireless broadband access networks in each market. As our networks expand, these costs will increase.

     . Capacity leasing costs. We incur operating expenses related to the leasing of bandwidth from third parties. While these costs have not been significant to date, we expect increases in these expenses as part of our investment in Internet infrastructure.

    The principal items comprising our sales and marketing expenses are:

     . Commissions. Our sales personnel are paid a fixed salary and monthly or quarterly commissions based on sales productivity.

     . Advertising and Public Relations. We advertise in major print media in each market where we have operations or intend to launch operations in the near future. We also advertise on the Internet.

    The principal items comprising general and administrative expenses are:

     . Professional services. These are fees for recruiting, accounting and legal costs.

     . Office rent. As of March 31, 2000, we had offices in Belo Horizonte,
       Bogota, Buenos Aires, Lima, Panama City, Rio de Janeiro, Sao Paulo, and Washington, D.C. (the corporate headquarters). We also maintain a small corporate satellite office in New York City.

    The principal items comprising salaries and benefits expenses include:

     . Salaries and hourly wages of all employees except for commissions of the sales force. The sales force commissions are classified as sales and marketing. We recently have experienced increased costs in hiring employees, and we anticipate that such costs will continue to increase in the near future. Our total number of employees increased from 70 as of December 31, 1998 to 309 as of December 31, 1999. We currently anticipate that our total number of employees will increase to approximately 800 by the end of 2000, and therefore we expect our salaries and benefits to increase substantially as we develop and expand our operations.

     . Government mandated bonuses and benefits. Several countries in which we operate have laws or regulations that mandate the payment of bonuses, vacation pay, an extra month's salary or other continuing employment benefit that we account for as those benefits accrue.

     . Discretionary bonuses and benefits.

    Between January and March 2000, we granted to certain employees options to purchase 1,671,440 shares of common stock at exercise prices ranging between $4.34 and $10.15 per share. In March 2000, we will record a deferred stock compensation charge of $7,761,324 for the difference between the estimated fair market value of our common stock and the exercise price of the options on the grant date. Such amount will be amortized over the vesting term of the options.

    The principal items comprising depreciation and amortization expense include:

  . Depreciation of network and office equipment and leasehold improvements.
    These assets are depreciated over their remaining useful lives after they are placed in service. We acquire and continue to acquire spectrum rights in the future through acquisitions of companies and directly through government grants.

  . Amortization of capitalized spectrum and license costs. These costs are amortized over the life of the license. As we obtain such rights, we will incur increased amortization expense.

  . Amortization of goodwill. We anticipate future acquisitions, which may result in goodwill, which will be amortized in future periods.

Results of Operations

  Year ended December 31, 1999 compared to year ended December 31, 1998

    Revenues. Revenues for the year ended December 31, 1999 were $1,143,000, compared to $24,000 for the same period in 1998. The increase in revenues in 1999 was due to our launch of operations in Buenos Aires in March 1999 and in Sao Paulo in December 1999 and revenues from some early test customers in Bogota.

    The breakdown of our customers, revenues and number of circuits for 1999 and 1998 by country and service offering is as follows:

                                        Argentina      Brazil       Colombia
                                        ---------      ------       --------
                                       Year Ended    Year Ended    Year Ended
                                      December 31,  December 31,  December 31,
                                      ------------  ------------  ------------
                                       1998   1999   1998   1999   1998   1999
                                      ------ ------ ------ ------ ------ ------
      Digital Dedicated Access
        Revenues (in thousands)......    $24   $834   $--     $59   $--     $34
        Customers....................      7     37    --      11    --       4
        Number of circuits...........     13    163    --      17    --       6
      Dedicated Internet service
        Revenues (in thousands)......   $--    $216   $--    $--    $--    $--
        Customers....................    --      50    --     --     --     --
        Number of circuits...........    --      50    --     --     --     --

    Technical and operating expenses. Technical and operating expenses for the year ended December 31, 1999 were $3,276,000, an increase of $2,584,000 compared to the same period in 1998. The increase in these expenses was due primarily to:

  . An increase in spectrum and licensing fees that totaled $1,568,000 for the year ended December 31, 1999, compared to $343,000 for the year ended December 31, 1998. This increase was primarily due to increased spectrum-based fees in Argentina. We also incurred additional licensing fees and taxes on additional spectrum we obtained in Argentina, Peru and Panama in 1999.

  . An increase in site rental expense for the year ended December 31, 1999 was $592,000 compared to $82,000 for the year ended December 31, 1998. The increase was directly related to the number of leased hubs and customer buildings we added, as we expanded our local fixed wireless broadband access network in Buenos Aires. Also contributing to this increase was an expense incurred from leasing building access rights for our backbone sites in Belo Horizonte, Bogota, Lima, Rio de Janiero and Sao Paulo.

  . An increase in network maintenance for the year ended December 31, 1999 was $200,000 compared to $1,000 for the year ended December 31, 1998. This increase was due to work that began after completing our network in Sao Paulo and continued maintenance costs for our network in Buenos Aires.

  . An increase in the costs of leasing capacity from other telecommunications providers to carry traffic from our network to the Internet backbone in the United States and elsewhere out of Latin America.

    Sales and marketing expenses. Sales and marketing expenses were $2,403,000 for the year ended December 31, 1999, an increase of $2,143,000 compared to the same period in 1998. The increase in these expenses was due primarily to:

  . An increase in direct marketing expenses in Argentina, Brazil and Colombia.

  . An increase in advertising in support of our launch of operations in Buenos Aires and Sao Paulo in 1999. Also, we increased spending on the development of sales materials to support future region wide marketing efforts, including the development of our Web site.

  . Sales commissions paid to our sales representatives based on the growth of customer circuits in Buenos Aires and Sao Paulo.

    General and administrative expenses. General and administrative expenses were $6,535,000 for the year ended December 31, 1999, an increase of $3,401,000 compared to the same period in 1998. The increased general and administrative expenses reflect growth in our operations, including the development and implementation of our networks. In particular the increase in these expenses was due primarily to:

  . An increase in recruiting costs as we expanded our management team in Latin America and in the United States.

  . An increase in the size of office and network operations center space rented. We opened offices in Belo Horizonte, Bogota, Lima, Panama City, Rio de Janeiro and Sao Paulo, expanded the office space in the Washington, D.C. headquarters and expanded the office/network operations space in Buenos Aires.

  . An increase in accounting and legal costs as we grow our business.

    Salaries and benefits expenses. Salaries and benefits expenses were $13,032,000 for the year ended December 31, 1999, an increase of $8,529,000 compared to the same period in 1998.

    The increase in salaries and benefits was due primarily to:

  . An increase in the number of employees, from 70 as of December 31,1998, to 309 as of December 31, 1999. These additional employees were added to support the development of our network and operating activities in Argentina, Colombia and Brazil. We also added employees to support capital formation and business development efforts at our corporate headquarters.

  . Increases in the salaries and benefits of our personnel to recruit personnel with the expertise we require. Despite significant rates of unemployment in some of the markets where we operate, we are facing tight labor markets for qualified employees with experience in the telecommunications and Internet industries.

    Depreciation and amortization expense. Depreciation and amortization expense was $2,511,000 for the year ended December 31, 1999, an increase of $2,135,000 from the same period in 1998. The increase is directly related to depreciation for customer telecommunications equipment placed into service in Buenos Aires since March 1999 and network equipment placed into service in Sao Paulo in December 1999. We expect these expenses to increase in future periods due to construction of our networks in several markets. During 1999 and 2000, we completed certain acquisitions and expect to amortize goodwill in connection with these acquisitions.

    Other income (expense), net. Other income (expense), net was $1,781,000 for the year ended December 31, 1999, an increase of $1,671,000 from the same period in 1998. The increase was primarily due to increased interest income earned on our short-term investments and invested cash balances, partially offset by increased interest expense incurred under our vendor financing agreements and losses on foreign currency translation.

    Provision for income taxes. Provision for income taxes was $105,000 for the year ended December 31, 1999, compared to $0 for the same period in 1998. The tax for 1999 was incurred by our operations in Colombia due to the deferral of start-up costs and recognition of inflation adjustment income under Colombian tax regulations and a minimum income tax assessed in Argentina. Since inception we have been incurring losses and expect to continue to accumulate losses for the next several years. These operating losses could, with certain restrictions produce a tax benefit in future years. We have reserved fully against the tax benefit, as we are unsure as to our future ability to produce net taxable income in time to utilize the net loss carry forwards.

    Year ended December 31, 1998 compared to year ended December 31, 1997

    Revenues. Revenues were $24,000 for the year ended December 31, 1998 compared to $0 for the year ended December 31, 1997. Revenues for the year ended December 31, 1998 were derived from services provided to customers in Buenos Aires, during the testing phase of the network.

    Technical and operating expenses. Technical and operating expenses were $692,000 for the year ended December 31, 1998 compared to $0 for the year ended December 31, 1997. The increase in these expenses was due primarily to:

  . An increase in spectrum and licensing fees that totaled $343,000 for the year ended December 31, 1998 compared to $0 for the year ended December 31, 1997. This increase was due to fees related to maintaining our spectrum grant in Colombia.

  . An increase in travel fees that totaled $138,000 for the year ended December 31, 1998 compared to $0 for the year ended December 31, 1997. This increase was due to travel by the engineering staff as we were designing and building the initial network in Buenos Aires.

  . An increase in site rentals that totaled $82,000 for the year ended December 31, 1998 compared to $0 for the year ended December 31, 1997. This increase was due to our renting roof-top and interior space to facilitate building the network backbone in Buenos Aires.

    Sales and marketing expenses. Sales and marketing expenses were $260,000 for the year ended December 31, 1998 compared to $0 for the year ended December 31, 1997. The increase was due to public relations expenditures to support our brand awareness building efforts.

    General and administrative expenses. General and administrative expenses were $3,134,000 for the year ended December 31, 1998 compared to $922,000 for the year ended December 31, 1997. The increase in these expenses was due primarily to:

  . An increase in recruiting costs that totaled $563,000 for the year ended December 31, 1998 compared to $0 for the year ended December 31, 1997. The increase is a result of efforts to build the U.S. and Argentine management teams and technical staff.

  . An increase in accounting and legal costs that totaled $1,062,000 for the year ended December 31, 1998 compared to $636,000 for the year ended December 31, 1997. The increase was a result of our increasing need for these services as we grow our business.

  . An increase in travel costs that totaled $508,000 for the year ended December 31, 1998 compared to $100,000 for the year ended December 31, 1997. The increase was related to travel by our employees in support of business development, spectrum and license development and fundraising efforts.

    Salaries and benefits expenses. Salaries and benefits expenses were $4,503,000 for the year ended December 31, 1998 compared to $415,000 for the year ended December 31, 1997. The increase was due to an increase in the number of employees from 12 as of December 31, 1997 to 70 as of December 31, 1998.

    Depreciation and amortization expense. Depreciation and amortization expense was $376,000 for the year ended December 31, 1998 compared to $3,000 for the year ended December 31, 1997. The increase in these expenses was directly related to the amortization of the spectrum and license assets in Argentina and Colombia, depreciation on office equipment and amortization of leasehold improvements. There was no depreciation of network equipment during the year ended December 31, 1998 or 1997 as network equipment was not in service during those years.

    Other income (expense), net. Other income (expense), net was $110,000 for the year ended December 31, 1998 compared to $(240,000) for the year ended December 31, 1997. The increase was primarily due to increased interest income earned on invested cash balances partially offset by increased interest expense incurred under our related party notes payable and vendor financing agreements.

    Provision for income taxes. There was no provision for income taxes in the years ended December 31, 1997 or 1998.

Quarterly Results of Operations

    The following table sets forth unaudited quarterly statement of operations data for each of the eight quarters ended prior to December 31, 1999. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements, appearing elsewhere in this document, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data. The quarterly data should be read with our consolidated financial statements and the notes to those statements appearing elsewhere in this document.

                                                     Three Months Ended
                               ----------------------------------------------------------------------
                                            1998                                1999
                               ----------------------------------  ----------------------------------
                               Mar 31   Jun 30   Sep 30   Dec 31   Mar 31   Jun 30   Sep 30   Dec 31
                               -------  -------  -------  -------  -------  -------  -------  -------
                                                       (in thousands)
Statement of Operations Data:
Revenues
  Digital Dedicated Access
   services..................  $   --   $   --   $     3  $    21  $    82  $   159  $   234  $   452
  Dedicated Internet
   services..................      --       --       --       --         1        2       50      163
Costs and expenses
  Technical and operating....       19       30      281      362      592      656      805    1,223
  Sales and marketing........       13       30       49      168      223      495      684    1,001
  General and
   administrative............      669      683      778    1,004    1,053    1,408    1,677    2,397
  Salaries and benefits......      559      915    1,205    1,824    2,320    2,720    3,500    4,492
  Depreciation and
   amortization..............        5        9       24      338      356      422      595    1,138
                               -------  -------  -------  -------  -------  -------  -------  -------
Loss from operations.........    1,265    1,667    2,334    3,675    4,461    5,540    6,977    9,636
Other income (expense), net..      (93)    (197)     135      265       51       53      822      855
                               -------  -------  -------  -------  -------  -------  -------  -------
Loss before income taxes.....   (1,358)  (1,864)  (2,199)  (3,410)  (4,410)  (5,487)  (6,155)  (8,781)
Provision for income taxes...      --       --       --       --       --       --       --      (105)
                               -------  -------  -------  -------  -------  -------  -------  -------
Net loss.....................  $(1,358) $(1,864) $(2,199) $(3,410) $(4,410) $(5,487) $(6,155) $(8,886)
                               =======  =======  =======  =======  =======  =======  =======  =======

    The operating results for any quarter are not necessarily indicative of the operating results for any future period.

    Our future revenues and results of operations may significantly fluctuate due to a combination of factors, including:

  . growth and acceptance of the Internet in Latin America that will directly affect the demand for the services that we offer;

  . our ability to attract and retain customers;

  . our ability to expand our networks into new markets and within existing markets to cover larger geographical areas at a lower per link cost;

  . our ability to maintain the quality of our networks and keep them technologically up to date with the latest enhancements;

  . our ability to retain key personnel;

  . technical difficulties associated with the manufacturers of the equipment we use in our networks and their ability to deliver products and services on a timely basis; and

  . general economic and regulatory conditions in the markets where we operate or intend to operate throughout Latin America.

Liquidity and Capital Resources

   The telecommunications and Internet infrastructure business is capital intensive. We have incurred significant operating and net losses and expect that such losses will continue for the next several years as we develop, build and operate our local fixed wireless broadband access networks and as we invest in Internet infrastructure. Cash provided by our operations will not be sufficient to cover these operating and net losses. As of December 31, 1999, we had $82.3 million of cash and short-term investments and net working capital of $73.5 million.

   Cash used in operating activities was $8.5 million in 1998 and $18.6 million in 1999, an increase of $10.1 million that was primarily due to increased technical and operating, sales and marketing, general and administrative, and salaries and benefits expenses. We used cash for investing activities of $4.4 million in 1998 and $100.7 million in 1999. Investing activities were primarily for property and equipment expenditures, purchases of short-term investments and spectrum and operating license acquisitions.

   From our inception to March 31, 2000, we have raised $273 million in private equity investments.

   In June 1999, our wholly-owned operating subsidiary, Diveo, Inc., entered into a vendor financing agreement with Ericsson Credit AB to provide us with $100 million in equipment financing which was amended in November 1999 to provide us with a total of $300 million in equipment financing. In November 1999 Diveo, Inc. also entered into a vendor financing agreement with Lucent Technologies, Inc. whereby they will provide us with $100 million in equipment financing. As of March 31, 2000, we had borrowed $26.8 million under the vendor financing agreements with Ericsson and Lucent.

   We are using the amounts available under these agreements to fund the design and construction of our local fixed wireless broadband access networks in Argentina, Brazil, Colombia, Peru, Panama and Uruguay. The vendor financing agreements together are available in tranches of $250 million and $150 million. The second tranche of $150 million is available beginning on January 1, 2001 provided that we have borrowed all of the first tranche of $250 million and we are in compliance with all of the terms of the agreements, including covenants. We must use any funds that we borrow under these agreements to pay for equipment, services and other related expenditures for the build out of our networks. In addition, each of the vendor financing agreements includes various financial and other covenants and restrictions that limit our ability to, among other things, pay dividends, incur additional indebtedness, dispose of assets and effect merger and consolidation transactions. For a detailed description of these agreements, see "Description of our Financing Agreements" beginning on page 60.

   As of December 31, 1999, our commitments consisted of various lease and equipment purchase commitments totalling $48 million through 2004. In addition, on February 25, 2000 we entered into an agreement to acquire INEA Internet, S.A. and we are obligated to pay $3.5 million as part of the purchase price in connection with such acquisition. See notes 12 and 14 to our audited consolidated financial statements.

   Capital expenditures were $2.8 million in 1998 and $28.7 million in 1999. We made these capital expenditures for property and equipment, including software, necessary to deploy local fixed wireless broadband access networks in our initial markets.

   Based on our current plans, we expect that we will make aggregate capital expenditures of approximately $185 million in 2000 and $125 million in 2001. We believe that the proceeds from this offering, earlier private equity capital financing and funds available to us under our vendor financing agreements will be sufficient to fund our capital expenditures and operating losses through 2001.

   If our plans change, the assumptions supporting our business plan prove wrong, we expand or accelerate our business plan or we complete acquisitions, the sources of funds described above may not be sufficient to fully fund our capital requirements. We may be required to seek public or private equity or debt financings, capital or operating leases and other financing arrangements. To the extent we are unable to obtain sufficient funding, we may be required to limit the number of markets we enter or reduce our level of investment within a particular market.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign Currency Risk

    We are exposed to changes in currency exchange rates because certain of our revenues and costs are denominated in foreign currencies, while a substantial portion of our liabilities will be denominated in U.S. dollars. Although we believe that our geographic diversification provides some protection against economic downturns in any particular country, our results of operations and business prospects are influenced by the overall financial and economic conditions in Latin America. Many of the countries in which we operate have experienced political and economic volatility in recent years. Each of the countries in which we operate has experienced some level of economic contraction and financial difficulties during 1999. We cannot predict whether prevailing economic conditions in Latin America will improve or worsen, or what effect these conditions will have on the countries in which we operate or upon our business. As a result, our financial condition and results of operations may be affected by changes in the value of the local currencies in which we transact business.

    To date, we have not adopted any hedging strategies to manage our exposure to foreign currency exchange rate risk. We will continue to evaluate whether to adopt hedging strategies if a market develops to limit exposure to fluctuations in the currencies of any of the countries in Latin America in which we operate.

    Except in Brazil, fees set forth in our customer contracts are generally tied to the exchange rate between the local currency and the U.S. dollar or are denominated in U.S. dollars directly. Under Brazilian law, our contracts with customers in Brazil cannot be linked to the exchange rate between the Brazilian real and the U.S. dollar. We anticipate that a significant portion of our future growth in sales will come from Brazilian markets and therefore there is significant exposure to exchange rate fluctuations that could negatively affect our business, results of operations.

    Our excess cash balances in the United States are invested in high-grade, short and medium term commercial paper, money market accounts with U.S. banking institutions and U.S. government securities. We fund our Latin American operations from the United States on a monthly basis, balancing the need for timely payments of in-country payables with maintaining low cash balances in any foreign country, thereby minimizing risk from currency devaluation.

    While we intend to take steps to minimize exchange rate risks to the extent available, we cannot assure you that we will not be materially adversely affected by variations in currency exchange rates.

  Interest Rate Sensitivity

    We have interest rate risk exposure related to funds we borrow under our vendor financing agreements with Ericsson and Lucent. Interest is charged at the London Interbank Overnight Rate (LIBOR) plus 5.75% and therefore our repayment obligations will be subject to interest rate risk resulting from future increases in LIBOR. We currently do not mitigate the risk of interest rate movements through the use of interest rate swaps or other hedging techniques, but we may choose to do so in the future.

                                    BUSINESS

Overview

    We seek to become a leading facilities-based provider of broadband Internet, data and voice services in the major urban markets throughout Latin America. Through local fixed wireless broadband access networks which we own and operate, we currently provide broadband data transport and Internet access services to large and medium-sized businesses, telecommunications carriers, Internet service providers, Internet content providers, e-commerce providers and systems integrators. We currently offer Web hosting services and are investing substantially in Internet infrastructure to enable us to provide advanced Web hosting, co-location, facilities-based Internet transport services and other enhanced Internet services on a large scale. We also intend to complement our broadband Internet and data offerings with voice services.

    We have obtained substantial regional and national grants of spectrum and telecommunications operating licenses in Argentina, Brazil, Colombia, Panama, Peru and Uruguay, covering a total population of more than 135 million people. In addition, we have obtained voice operating licenses in Argentina and Peru. We are currently in various stages of designing, building and operating local fixed wireless broadband access networks in 16 major urban markets in those six countries. We have launched service in Buenos Aires, Sao Paulo and Bogota. In addition, we have obtained voice operating licenses in Argentina and Peru. At December 31, 1999, we had 309 employees, 219 buildings on our networks and 102 customers with 1,516 dedicated data and Internet circuit equivalents in service. The 102 customers in December 1999 represented an increase of 89 from 13 customers in March 1999. In addition, for the year ended December 31, 1999 we had revenues of $1,143,000, an increase of $1,119,000 from $24,000 for the year ended December 31, 1998.

    We were incorporated as a Delaware corporation in October 1996 under the name Diginet Americas, Inc., and in March 2000, we changed our name to Diveo Broadband Networks, Inc. We are a holding company and operate our business through direct and indirect wholly-owned subsidiaries. Our principal executive offices are located at 3201 New Mexico Avenue, N.W., Suite 320, Washington, D.C. 20016 and our telephone number is (202) 274-0040.

Recent Developments

    On March 29, 2000, we raised $127 million in private equity financing. Investors in this financing included a new investor to the company, Texas Pacific Group/Newbridge Latin America, as well as several of our existing investors including Goldman Sachs Capital Partners, Booth American, Columbia Management, Meritage Private Equity Fund, Norwest Venture Partners and Rothschild. The completion of this financing brought our total funded equity capital raised since inception to over $273 million.

    On February 25, 2000, we entered into an agreement to acquire INEA Internet S.A., a company that offers Internet access and related services to businesses in Buenos Aires. This acquisition increases our corporate dedicated Internet access business in Buenos Aires by adding over 50 new corporate customers and additional personnel with Internet experience. The total purchase price is approximately $8 million, payable in a combination of cash, promissory notes and shares of our common stock. The closing of the transaction is subject to, among other things, obtaining regulatory approval. We expect that this transaction will close in April 2000. INEA had revenues of $2.2 million for the year ended December 31, 1999.

    On March 31, 2000, we entered into an agreement to acquire two companies that hold certain spectrum and operating rights in Colombia and Peru from VeloCom, Inc. for $8.25 million in cash. The acquisition of these companies allows us to nearly double our holdings of 38 GHz spectrum in Colombia and Peru. We expect that this transaction will close in April 2000.

    On March 23, 2000, we entered into an agreement with Thomson-CSF Systems Argentina S.A. to acquire certain assets consisting of ongoing contracts to provide primarily broadband access services in Buenos Aires to large and medium-sized businesses for a purchase price of up to approximately $3 million in cash. The closing of the transaction is subject to customary closing conditions. We expect that this transaction will close in May 2000.

Market Opportunities in Latin America

    The data and Internet services markets are two of the fastest growing segments of the Latin American telecommunications market. These markets are being reshaped by the increasing demand for bandwidth among corporate customers, including significant increases in Internet usage. An industry report, commissioned by us and dated April 1999, estimates that in Buenos Aires, Sao Paulo and Bogota, revenues for dedicated Internet access and dedicated data access will grow in the aggregate at compounded annual rates of 77% and 73%, respectively from 1999 to 2004. Another industry report dated August 1999 estimates that Web hosting and co-location services related revenue in Argentina, Brazil and Colombia in the aggregate will grow at a compounded annual rate of 58% from 1999 to 2004.

    Broadband Data

    The limited nature of existing infrastructure in Latin America and the widespread effect of many years of underinvestment in the broadband data sector have limited the ability of existing telecommunications providers in Latin America to address the increasing need of business customers for connectivity between local access networks (LANs). This need is the result of the growth in demand for bandwidth intensive applications, such as graphic files, video conferencing capability, multimedia applications and remote client services offered by certain industries.

    Basic Internet Access and Enhanced Internet Services

    Industry reports indicate that, as businesses in Latin America increasingly adopt the Internet as a business tool, the demand for basic Internet access as well as enhanced Internet services will increase significantly. For example, one industry report estimates that the number of business Web sites will increase an average of 120% annually during the next five years. To meet this anticipated demand, we plan to offer a full range of broadband data services and enhanced Internet services to large and medium-sized businesses in each of our markets.

    Introduction of Voice Services

    As markets for voice services in Latin America become deregulated, we intend to capitalize on the opportunity to provide those services. We believe that demand for voice services will increase as these markets are deregulated and the prices charged by existing providers are reduced. Although incumbent exchange carriers currently hold dominant positions in the market for voice services, we believe that there will be an attractive opportunity to enter the market and we intend to offer such services as soon as we are able to obtain the necessary operating licenses.

    Our Primary Markets in Latin America

    We believe there is a significant opportunity to provide Internet, data and voice services to large and medium-sized businesses in the major urban markets in Latin America in which we operate or intend to operate. In particular, we anticipate that our operations in Brazil and Argentina together will represent a majority of our revenues in the foreseeable future.

    The table below sets forth total population covered by our national operating licenses and total population covered by our regional and national spectrum grants for 1999 for the countries indicated, according to industry sources:

                                                         Population   Population
                                                         Covered by   Covered by
                                                          Operating    Spectrum
      Country of Operation             Total Population    License      Grant
      --------------------             ---------------- ------------- ----------
                                                        (in millions)
      Argentina.......................       36.6            36.6        36.6
      Brazil..........................      168.5           168.5        47.2
      Colombia........................       41.6            41.6        41.6
      Panama..........................        2.8             1.1         1.1
      Peru............................       25.2             7.3         7.3
      Uruguay.........................        3.3             1.4         1.4
                                            -----           -----       -----
          Total.......................      278.0           256.5       135.1

  Our Target Customers

    Our target customers are large and medium-sized businesses, telecommunications carriers, Internet service providers, Internet content providers, e-commerce providers and systems integrators. We believe these customers generally have:

  . high current and future demand for our services;

  . high demand for additional services;

  . high average revenues;

  . low churn rates; and

  . low credit risk.

  Our Competitive Strengths

    We believe that we distinguish ourselves through several competitive strengths, including:

    Pan regional presence and holdings. We are leveraging our substantial holdings of broadband wireless spectrum and regional and national operating licenses to establish an early presence in Latin America, particularly in Brazil and Argentina. Our regional and national grants of spectrum cover a total population of more than 135 million people throughout Latin America. We have already launched operations in Sao Paulo, Buenos Aires and Bogota and plan to launch operations in Rio de Janeiro, Belo Horizonte, Lima and Panama City by the end of 2000. We have developed significant expertise in securing building access rights and leases to key buildings in business districts in each of the markets in which we operate.

    Fixed wireless broadband access technology. We primarily use fixed wireless broadband access technology as a high quality alternative to existing copper and fiber-based systems because it enables us to rapidly deploy our local networks on a cost effective basis. In addition, employing fixed wireless technology enables our capital expenditures to be success-based, meaning that we do not incur significant capital expenditures until we have identified sufficient customer demand. Moreover, we are able to reach customer buildings in areas where it may not be cost-effective for other providers to lay fiber optic cable.

    Flexible owned and operated networks. As a facilities-based provider, we are able to control the quality, capacity and availability of our broadband data, dedicated Internet access and enhanced Internet services.

    Focused sales, marketing and customer service. We have built and continue to develop a targeted sales and marketing approach as well as proactive customer service groups in each market.

    Proven management. We effectively combine the substantial experience that our corporate management team has obtained in the competitive U.S. telecommunications and Internet industry with the local knowledge, contacts and expertise of our in-country management and sales forces. We believe the quality, experience and teamwork of our management team will be critical factors in the implementation of our growth strategy. Our corporate and local management teams together have an average of approximately 20 years of experience in the telecommunications and data industries. Our local sales forces in each country are knowledgeable about their respective markets and have enabled us to rapidly penetrate our markets and increase our customer base.

    Strong investor and strategic vendor relationships. We have strong equity investors, including Goldman Sachs Capital Partners, Alta Communications, Norwest Equity Capital, Texas Pacific Group/Newbridge Latin America and Rothschild, as well as strong strategic and financing relationships with Ericsson and Lucent. Each of the Goldman Sachs, Alta, Norwest and Texas Pacific Group/Newbridge Latin America investors has representation on our board of directors. We believe that the presence of these investors and vendors provides us with beneficial strategic advantages as we expand our market presence.

Business Strategy

    Our objective is to be a leading facilities-based provider of broadband Internet, data and voice services in the major urban markets throughout Latin America. Our strategy consists of the following key initiatives:

  Accelerate the development of current markets and the roll-out of additional markets by leveraging our substantial spectrum holdings, significant operating rights and experience in entering new markets.

    Demand for broadband data connectivity and Internet access is growing quickly in Latin America. We are building out our local fixed wireless broadband access networks in urban markets in Argentina, Brazil, Colombia, Peru, Panama, and Uruguay. We believe the most attractive market opportunities are in Brazil and Argentina, and we are focusing a majority of our investment to build broadband infrastructure in these two countries. We intend to launch operations in Rio de Janeiro, Belo Horizonte, Lima and Panama City by the end of 2000. We intend to continue to apply for and obtain additional operating licenses and spectrum in existing as well as additional markets.

  Lead with dedicated Internet access and dedicated broadband services and complement with staged introduction of voice services.

    We intend to focus on providing dedicated Internet and broadband data services, which we believe will be the fastest growing segment of the telecommunications services market in Latin America. Our primary services currently include dedicated broadband access and dedicated Internet access. We are investing substantially in Internet infrastructure in order to offer Web hosting, co-location, facilities-based Internet transport services and other enhanced Internet services. We have an operating license in Argentina that will allow us to begin providing local voice services, as well as national and international long distance voice services beginning in November 2000 and are currently licensed in Peru to offer national and international long distance voice services. We plan to offer such services in both countries beginning in 2001. As soon as we are able to obtain the necessary operating rights in each of our other markets, we intend to add local and long distance voice services as an additional product for existing customers.

  Expand our large and medium-sized business customer base through a focused direct sales force, third-party alliances and proactive customer service.


    We are directing our primary marketing efforts to capture large and medium-sized business customers through a focused sales effort based on detailed market research. Our approach and focus on corporate end users seeks to establish a sustainable growing customer base through rapid service installations, superior quality of connectivity, competitive pricing and responsive customer service. As we expand our business customer base, we will continue to provide high speed data transport and dedicated Internet access to telecommunications carriers, Internet service providers, Internet content providers, e-commerce providers and systems integrators.

  Invest substantially in Internet infrastructure to provide enhanced Internet services.

    We believe there is a significant opportunity to provide enhanced Internet services and our goal is to establish an early presence in each of the markets in which we operate or intend to operate. We are investing substantially in Internet infrastructure to enable us to provide Web hosting, co-location, facilities-based Internet transport service and other enhanced Internet services. Our investments include constructing Internet data centers, securing high quality national and international Internet connections and hiring additional skilled personnel.

  Pursue strategic acquisitions, partnerships and joint ventures.

    We intend to continue to pursue acquisitions, partnerships and joint ventures relating to companies, assets and technologies that complement our current product offerings and enhance our business.

  Continue to attract, retain and motivate skilled personnel.

    We intend to continue to attract, retain and motivate skilled Latin American and U.S. personnel by granting stock options to all employees.

Local Fixed Wireless Broadband Access Networks

  Fixed Wireless Technology

    In most markets, we use the 23 to 38 GHz frequency range to connect customers to our central hub sites. That frequency range provides for distances from a hub of 1.5 to 5 kilometers, depending on such variables as topography, rain and line of sight. The 23 to 38 GHz frequency range can typically carry data at speeds ranging from 64 Kbps to 155 Mbps, suitable for the vast majority of first mile customer requirements. We also use lower frequencies, 7 to 20 GHz, to interconnect our hub sites. Because of the characteristics of 7 to 20 GHz frequency range, our hubs can be placed at distances ranging from 2 to 30 kilometers from each other. This allows for capital efficiency by using fewer hubs to cover a market or to provide coverage to an area of a city with many potential customers such as an industrial park that is situated outside the downtown area.

    We are deploying proven point-to-point technology to build out our local fixed wireless broadband access networks. With this technology, each customer building is connected to our local network through a dedicated, point-to-point, two-way radio link that is set up between a pair of narrow-beam antennae pointing at each other. This approach has been used for many years throughout the world, and standardized equipment is currently widely available from a variety of suppliers.

    Fixed wireless technology provides the following advantages:

    Rapid deployment. We install a radio on the roof of a customer building with line of sight to another radio installed on one of our hubs. Unlike copper or fiber-based systems, we do not have to dig up streets or string wires on poles to establish connections to customers. Therefore, we can complete installations and provide service more quickly than wireline service providers.

    Success-based capital expenditures. The amount and timing of capital expenditures for the build-out of our local networks depends greatly upon customer demand. Our initial costs to install the core network elements for a market, including the hubs, service gateways and a network operations center is approximately 25% of our expected total costs for a new market. After this investment, we are able to initiate service in that market as we connect customer buildings to our local network. We make the remaining 75% of our total investment over time as customer demand drives our decision of when to purchase and install the equipment necessary to connect a new customer building to our local network.

    Lower build-out costs. We believe that our costs to launch service in a market and to connect each customer are lower than for copper and fiber-based network providers. Unlike copper and fiber-based providers that must install and maintain a significant amount of wire and cable, our fixed wireless technology does not require installation of wires and cable, except for minimal amounts within customer buildings. Consequently, our installation and labor costs are significantly lower compared to copper and fiber-based systems, and we believe we can reach customer buildings more efficiently.

    We are also currently testing point-to-multipoint technology. This technology enables the network side of the radio link to be connected through a "multipoint transceiver" in which an antenna with a larger beam (typically 45 to 180 degrees) communicates with several customer buildings simultaneously. Point-to-multipoint technology offers certain cost benefits in reaching buildings with fewer customers as well as in less dense suburban areas. If it proves to be commercially viable, we intend to employ such technology to maximize the application of our network assets, reach more customers in existing coverage areas and expand the reach of our local networks. However, the success of our current business strategy does not depend on our ability to implement point-to-multipoint technology.

  Network Architecture

   Set forth below is a representative diagram of our local fixed wireless broadband access networks:

[Network Diagram]

   The architecture of our local networks consists of five critical parts:

   Building hubs. Our typical urban market initially will consist of 3 to 8 hubs, which are strategically located in high demand areas with good line-of-sight characteristics and which we believe will cover between 50 to 80% of the addressable large and medium-sized businesses that we have identified. Each hub is constructed to provide access to an average of 30 customer buildings.

   Interconnecting the hubs. Initially, all hubs are interconnected within a market to form the backbone of our network, using fixed wireless links that we own, which can accommodate data traffic up to 622 Mbps. Hubs are interconnected in a configuration with redundancy that is optimized according to the characteristics of each urban market. As demand for service grows, we will increase the capacity of our network backbone by adding additional fixed wireless links or building or leasing fiber optic cable. We have recently begun to deploy fiber to increase the capacity of the backbones in Buenos Aires and Sao Paulo. We construct our local fixed wireless broadband access networks using Asynchronous Transfer Mode (ATM) switching technology. This technology supports true multi-protocol service networking, including Internet protocol, digital private line, frame relay, ATM, voice and video all in the same network backbone. This approach gives us the flexibility to rapidly deploy new services on a cost-effective basis without disrupting services that are already existing on our networks.

   Connecting customers to hubs. We deploy fixed wireless technology to connect each customer building to a central hub with an average service radius of approximately 1 to 2 kilometers. The hubs are strategically located in high demand areas with good line-of-sight characteristics. Each customer building, referred to as a tributary, has its own equipment, which consists of two major components: (1) an integrated antenna/radio outdoor unit, which is installed on the roof of the building or a nearby building and (2) the indoor customer interface equipment, which is installed within the customer building. Based on our experience to date, it requires an average of 21 days to connect a customer building to a hub from the time an order is received. This process includes (1) obtaining the building access rights, which typically requires the most time, (2) installing the necessary equipment and (3) establishing the connection to our network operations centers. Once we have connected a customer building to a hub, it requires an average of five days to connect an additional customer within that building.

    Network operations center. Our network operations centers are staffed to provide real-time alarm, status and performance information 24 hours each day, seven days each week, 365 days of the year. As of March 31, 2000, we had network operations centers operating in Argentina, Brazil and Colombia and we intend to add a center in Peru. The network operations centers in Argentina and Colombia will also cover markets in Uruguay and Panama, respectively. We employ network management systems at each center to assure consistent and reliable performance. We also plan to build back-up facilities to further enhance our network reliability.

    The service gateway, taking traffic from the first mile to points outside our networks. Service gateway nodes are installed to act as interconnection points to send traffic to destinations covered by other network service providers, including Internet service providers, digital private line providers and other data and voice service providers outside our network. Data routing equipment and switches direct a data packet, digital private line or voice signal from its origin to its correct destination according to its network address technology or telephone number.

  Build-out of Local Networks

    We are currently in various stages of designing, building and operating our local fixed wireless broadband access networks in 16 major urban markets throughout Latin America. We have substantially built out local fixed wireless broadband access networks and launched operations in Buenos Aires, Sao Paulo and Bogota and plan to launch operations in Rio de Janeiro, Belo Horizonte, Lima and Panama City by the end of 2000.

    The table below sets forth for each country the number of major urban markets where we operate, the number of hubs built and the number of customer buildings connected as of December 31, 1999:

                                                                       Number of
                                             Number of                 Customer
                                        Major Urban Markets Number of  Buildings
      Country of Operation                 Being Served     Hubs Built Connected
      --------------------              ------------------- ---------- ---------
      Argentina........................           1              13       146
      Brazil...........................           1               8        22
      Colombia.........................           1               3         5
      Panama...........................          --              --        --
      Peru.............................          --              --        --
      Uruguay..........................          --              --        --
                                               ----            ----      ----
          Total........................           3              24       173

Internet Infrastructure

    We are investing substantially in Internet infrastructure to enable us to provide Web hosting, co-location, facilities-based Internet transport services and other enhanced Internet services on a large scale. Our planned investment includes:

    Construction of Internet Data Centers

    We plan to lease appropriate space within each market in which we intend to offer enhanced Internet services in order to construct high quality Internet data centers. The Internet data centers will contain the necessary infrastructure support services and data equipment in order to offer enhanced Internet services. We currently anticipate that our Internet data centers will range in size from 10,000 square feet to 100,000 square feet and expect to have operational Internet data centers in Argentina, Brazil, Colombia and south Florida by the end of 2000. Each Internet data center will be designed with back up power, be protected against damage from natural hazards, and contain 24 hours a day, seven days per week staffing and security. We also plan to establish new network operations centers to support each Internet data center and to operate these network operations centers on a 24 hours a day, seven days per week basis as well.

    Securing High Quality National and International Connectivity

    In order to offer enhanced Internet services, we must secure high quality national and international connections to the Internet. We are obtaining dedicated connections to Internet access points in the United States and within the region from satellite providers and/or undersea fiber optic cable providers. In addition, we expect to enter into local peering agreements with other Internet service providers to directly connect our network with the major Internet service providers within each country. The local peering agreements will create several advantages, including enabling us to route Internet traffic efficiently by avoiding the congestion created by the inefficient Latin American infrastructure.

    Hiring Additional Personnel

    We are hiring additional personnel to manage and operate our Internet data centers. Depending on the size of each data center, we anticipate hiring between 30 and 60 additional personnel to operate and maintain each center. In addition, we plan to hire a new sales and marketing force within each market dedicated to sales and support of the enhanced Internet services offering.

    Set forth below is a diagram depicting our typical local fixed wireless broadband access network, our planned Internet data center and Internet access points:

[Internet data center Diagram]

Third-Party Agreements

  Real Estate Site Acquisition

    Identifying and securing sites is critical to our success. Upon entering a new market, we immediately hire local site acquisition staff, who are knowledgeable about local real estate, zoning, and commercial customs and codes. To facilitate a rapid deployment, our site acquisition team may also contract with a local firm that has experience working in the industry. We enlist such local agents to identify, pre-qualify and negotiate with landlords on our behalf.

    Our site acquisition process typically includes several phases. First, our engineering staff together with our marketing team designates areas of a market that represent significant potential customer demand. Our site acquisition team identifies site candidates that meet certain criteria. Once we have identified candidates for each search area, the site acquisition team performs a detailed analysis of each candidate in accordance with these requirements and subsequently begins negotiations with potential candidates. Prior to signing any lease, the site acquisition team performs due diligence regarding building access rights and the existence of any liens or lawsuits against the building or management company. After signing a lease, our site acquisition team is responsible for maintaining an ongoing relationship with landlords so that upon the occurrence of lease renewals, renegotiations or cancellations, we will have a positive relationship with all parties involved.

  Building Space Lease or Use Agreements

    As part of the build-out of our fixed wireless broadband access networks and prior to providing service to customers, we obtain real property leases or building access rights from building owners to lease or use a portion of the roof and internal space of the building. We use the roof space to install our radio towers, radios and other equipment and use interior space to house equipment and drop connections from our roof towers to the customer premise.

    We use different forms of agreements for hubs and customer buildings. Our hub site agreements are real property leases with at least a five-year term and an option for us to extend for another five years, and often include the lease of office space in the building to house our local offices or local network operations. Our customer building agreements are generally for a shorter term of three to five years and are either real property leases of specific roof top space or use agreements that provide us with substantially similar rights.

    The costs to obtain building space for both hub, and customer buildings generally are payable in local currency and provide us with building access 24 hours a day, 7 days a week, 365 days a year, utilities connections, and covenants against line of sight interference by other rooftop users. Our building space and use agreements may only be terminated by the building owner upon certain limited events, such as nonpayment of rent, bankruptcy and regulatory noncompliance. In some jurisdictions, monthly rent payments for customer buildings are a function of revenues produced from sales to customers in the building. Most of our building space lease and use agreements are non-exclusive.

  Fiber Lease Agreements

    We recently have entered into two fiber optic cable lease agreements to increase the capacity of the backbone of our local networks. In December 1999, we entered into a fiber optic cable lease agreement to increase the capacity of our network backbone in Buenos Aires and on December 30, 1999, we entered into a fiber optic cable lease agreement to increase the capacity of our network backbone in Sao Paulo. We will continue to decide on a market by market basis whether to increase the capacity of the backbone of each of our local networks either by entering into additional fiber lease agreements, building fiber or through installing additional fixed wireless links that we will purchase.

  Supply Agreements

    Ericsson and Lucent Agreements. Through our operating subsidiary, Diveo, Inc., we are party to five-year purchasing agreements with Ericsson Telecom AB and Lucent Technologies World Services, Inc.

The agreements extend through June 2004 and November 2004, respectively. In accordance with the framework established by our agreement with Ericsson, country-specific purchasing agreements have been entered into between respective Diveo and Ericsson subsidiaries in Argentina, Brazil, Colombia and Panama, and such agreements may be set up between the parties' respective subsidiaries in any other area of Latin America where we operate or intend to operate. Our agreement with Lucent enables us to purchase equipment and services in each of the markets in Latin America where we operate or intend to operate.

    The Ericsson agreement provides that our subsidiaries may, in the aggregate, purchase up to $300 million in products and services under the various country-specific agreements. Under the Lucent agreement, we have a commitment to purchase $25 million in products and services over the initial five-year term. This commitment is subject to, among other things, a number of terms, including the performance of Lucent and refinancing of the agreement.

    Products that may be purchased under the Ericsson and Lucent agreements include:

  . transmission equipment

  . transport equipment

  . data switching equipment

  . access equipment

  . network management hardware and software

    Services that may be purchased under the agreements include:

  . project management              . training


  . microwave systems engineering   . operations support


  . professional consulting services. hardware repair


  . project engineering             . hardware field maintenance


  . site preparation                . software maintenance


  . site engineering and installation
                                    . comprehensive maintenance and management
                                      services

  . network integration and verification

    Available products and services under the Ericsson agreement include those offered directly by Ericsson, third-party products and services offered on a preferred basis through Ericsson, and, with some limitations, other third-party products and services. Under the Lucent agreement, available products and services include those offered directly by Lucent and third party products and services offered through Lucent.

    Our agreements with Ericsson and Lucent (and each of the country-specific agreements) contain detailed provisions governing performance, pricing, and service levels and customary legal protections relating to representations and warranties, indemnities, limitations of liability, and compliance with applicable laws and regulations.

Our Services

    We currently provide the following services:

  Digital Dedicated Access

    We provide dedicated broadband access designed to provide high-speed, reliable and secure transmissions. With this service companies can connect to their subsidiaries, branch offices and clients to exchange broadband data, voice or video with a high level of security and reliability. We also provide this service to Internet service providers, telecommunications carriers and systems integrators to permit them to provide service to their end user customers.

  Dedicated Internet Access

    We provide dedicated Internet access service to large and medium-sized businesses. These customers are able to receive always-on Internet access at speeds ranging from 64 Kbps to 155 Mbps.

  Enhanced Internet Services

    Through the Internet data centers we are constructing, we will provide a number of different enhanced Internet services that include Web hosting, co-location services and facilities-based Internet transport services.

    Web hosting. We will offer both dedicated hosting and shared hosting services in our Internet data centers. For dedicated hosting customers, we will provide one or more servers to customers for their exclusive use. For shared hosting customers, we will provide up to 150 customer websites on one server, with each customer provided a portion of the space on that server. In both cases these hosting servers will be owned and maintained by us and connected to our facilities-based Internet backbone.

    Co-location. Under our co-location service, we will provide space for a customer's Internet and telecommunications equipment in our Internet data centers. This equipment will be connected to our facilities-based Internet backbone. The service will include both space in the Internet data center as well as specified amounts of bandwidth on our facilities-based Internet backbone.

    Facilities-based Internet transport services. We will offer facilities-based Internet transport services to customers that connect to our facilities from other locations but may otherwise not be co-location or Web hosting customers because their equipment is physically located in another location. We expect to be able to offer services such as heightened levels of privacy and security, as well as service level agreements whereby customers pay different prices for different guaranteed levels of Internet service.

  Voice

    We expect to offer local and national and international long distance services to corporate customers and resellers in each of our markets upon obtaining voice operating licenses. We have an operating license in Argentina that will allow us to begin providing local and long distance voice services beginning in November 2000 and are currently licensed in Peru to offer national and international voice services. We plan to offer such services in both countries beginning in 2001. We intend to offer local and long distance voice services in each of our remaining markets throughout Latin America as these markets are deregulated and we obtain the necessary operating licenses. We expect to offer voice services to existing customers as well as new customers in existing customer buildings.

Customers

    We serve large and medium-sized businesses, telecommunications carriers, Internet service providers, Internet content providers, e-commerce providers and systems integrators. Since we commenced operations in early 1999, we have increased our customer base from 13 in March 1999 to 102 in December 1999. Because of our relatively short operating history, a significant portion of our consolidated revenues has been derived from a small number of customers. In addition, because we have operated primarily in Argentina and Brazil, a significant number of our customers, including our largest customers, currently are located in those two countries. Our 10 largest customers accounted for approximately 45% of our service fee revenues in 1999. One customer alone accounted for approximately 17% of our service fee revenues in 1999.

    Corporate Customers

    We focus on offering high quality services to large and medium-sized businesses because we believe this segment offers the most significant opportunities in our markets. Generally, we believe these companies have the largest underserved demand for data services and high-speed dedicated Internet access. As of December 31, 1999, we had 66 corporate customers.

    Telecommunications Carriers

    We provide local broadband services to other telecommunications carriers, including the incumbent telecommunications services providers in our markets. By providing service to carriers, we are able to add new buildings by using such carriers as anchor customers. As of December 31, 1999, we provided service to 18 telecommunications carriers.

    Internet Service Providers

    We offer dedicated Internet access to Internet service providers so that their customers can access the Internet through our networks. As of December 31, 1999, we provided services to nine Internet service providers.

    Internet Content Providers and E-Commerce Providers

    We are currently expanding our offerings for Internet content providers and e-commerce providers to include Web hosting and co-location services, mirroring and cacheing services and Internet transport services to facilitate and enhance the performance of their product offerings.

    Systems Integrators

    We provide local broadband services to systems integrators to enable them to offer a complete solution to their customers. As of December 31, 1999, we provided services to nine systems integrators.

    Customer Contracts

    Contracts with our customers typically range in duration from one to three years. To reduce churn, we impose penalties for early termination of customer contracts. Our customers generally pay a one-time installation fee and a fixed, monthly fee for service.

    Except in Brazil, our contracts generally provide for payment in U.S. dollars where permitted or for payment in local currency linked to the exchange rate at the time of invoicing between the local currency and the U.S. dollar. The revenues of our customers are generally denominated in local currencies. Although our customers include some of the largest and financially sound institutions in each country, devaluation of local currencies relative to the U.S. dollar could have a material adverse effect on the ability of our customers to pay for our services. A currency devaluation could also result in our customers seeking to renegotiate their contracts with us or, alternatively, defaulting on or canceling their contracts.

Marketing, Sales and Customer Care

    We view our relationship with our customers as a long-term partnership in which customer satisfaction is critically important. For this reason we employ a methodical marketing, sales and customer service strategy in each of our local markets. This strategy is supported by our local marketing teams and our U.S.-based corporate sales and marketing professionals. We employ these strategies with the goal of acquiring and retaining the most attractive customers in each of our local markets.

    Marketing

    Each of our local markets has a marketing staff which supports the sales efforts by two primary efforts. The first is through targeted marketing and advertising efforts such as print promotions, event participation, public relations and local advertising. Our local staffs coordinate closely with our U.S.-based marketing professionals to ensure consistency of our brand across our markets. The second is through market research and geographic and market segmentation. Our local marketing staffs assist our sales professionals in identifying new customers in targeted new buildings.

    Sales

    In each of our markets we use three different sales channels to reach our target customers and plan to introduce a fourth channel.

    Carriers, Integrators and Internet service providers. Each local market has a group of experienced sales professionals who focus on other carriers, systems integrators and Internet service providers. This segment of the market is an attractive customer base given their significant use and need for bandwidth.

    Key Accounts. Our key account sales professionals focus on large corporate end users who demand maximum availability and unlimited usage at high speeds and quality levels.

    Building-Centric Sales. Our building-centric sales staffs in each local market are designed to complement and leverage the work of the two other sales channels. These professionals focus on selling to new customers in buildings in which we already have a customer in order to maximize building penetration as well as to customers in targeted new buildings.

    Enhanced Internet Service Sales. We plan to hire a new sales and marketing force within each market dedicated to enhanced Internet services.

    Our sales representatives receive a competitive base salary and a series of individual bonuses. Their bonuses are based on their attaining certain sales quotas measured on a monthly basis. The fixed and variable mix of compensation varies by individual and by market. We believe that our compensation plan will motivate our sales representatives to provide top quality attention and service.

    Customer Care

    We believe that our ability to provide our customers with a superior level of service gives us an important competitive advantage. For this reason, we seek to provide each of our customers with the highest quality service available. We provide customer service 24 hours a day, 7 days a week, 365 days a year and commit to giving customers quick and effective responses to questions or problems they may have with their service.

Operations and Business Support Systems

    Overview

    Our current operations and business support systems are organized to support four main areas: network management, customer provisioning, billing and accounting and financial management systems. These systems adequately support our existing needs.

    We are in the process of replacing our existing operational support systems with new enhanced systems that we expect will allow us to manage our anticipated growth and increased service offerings, as well as integrate the components of our operations. We believe that the systems we have chosen will allow us to increase the level of sophistication as needed by the business. Once implemented, these systems should enable us to effectively manage and monitor our network, process orders, provide customer services, track usage and accurately bill our clients with one integrated bill. A goal of our operations and business support systems is to provide each of our departments with an integrated view of all provisioning, billing, customer service and collection activities. We expect to complete the installation of our operating and business support systems in 2001.

    Service Order Entry and Provisioning

    Our strategy has been to acquire sophisticated off-the-shelf technology that can be easily and cost-effectively configured by our in-house information technology staff. Our order processing system provides:

  . One point of entry for orders;

  . Customer access to systems to monitor the performance of services provided to them;

  . Ability to enter orders online and track orders throughout the process;
    and

  . Inventory integration to enable ease of provisioning and circuit selection.

    Billing

    Our current billing system consists of commercially available software for flat rate billing. This system allows us to effectively produce invoices and bill customers for all services we presently offer. However, our current billing system is not sufficient to accommodate the full billing needs we will have once we introduce voice and enhanced Internet services. We are in the process of identifying new billing systems that will allow us to provide these additional services on a broad scale.

    Customer Service

    Our current systems have allowed us to meet our goals to deliver a high level of personalized service to our clients and to be proactive. As our products and services expand, we will need to have customer care functions that will support a "single view" of all customer data, including billing, order processing, trouble ticket and call history.

Competition

    We face varying degrees of competition in each of our markets and we expect to encounter increasing competition in the future. The principal competitive factors in our markets include network capability and flexibility, scope and quality of services and timely introduction of new services, brand name recognition, customer service, technical expertise and functionality, system engineering expertise, ability to maintain and expand distribution channels, financial resources and management capabilities. We compete on the basis of the high quality of our local fixed wireless broadband access networks, short installation time (including our experience in securing access to customer buildings) and customer service.

    Our competitors fall into three broad categories:

  . Incumbent exchange carriers in each country in which we operate;

  . Large communications carriers that compete with us on a pan-regional basis; and

  . Private local communications carriers in each country in which we operate.

    Incumbent Exchange Carriers

    In the past 10 years, most incumbent exchange carriers in Latin America have been privatized. Representative examples of acquiring companies have included large international telecommunications providers such as Telefonica (in Argentina, Brazil and Peru), France Telecom and Telecom Italia (joint venture in Argentina) and Cable and Wireless (in Panama). Historically, the incumbent carriers have focused on local and long-distance voice services. In addition, the incumbent carriers have a dominant share of the underdeveloped data access services market in each of the countries in which we compete. In the future, the incumbent exchange carriers may dedicate an increasing amount of resources to providing data access as this market grows and to offering basic Internet access and enhanced Internet services. These entities have significantly greater financial and other resources than we do, including greater access to financing. See "Risk Factors--We face significant competition throughout Latin America."

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

    Pan-regional competitors

    Our primary competitors on a pan-regional basis include:

  . AT&T Latin America, a company recently formed by AT&T through its acquisition of NetStream (Brazil) and its pending merger with FirstCom (Colombia and Peru), each a fiber-based network provider and Keytech (in Argentina). Upon completion of these acquisitions, AT&T Latin America will compete with us in various markets, including Brazil, Colombia, Peru and to a lesser degree in Argentina.

  . COMSAT Corp., a provider of voice, data and Internet communications services to corporate customers using satellite and other technologies in various countries in Latin America, including Argentina, Brazil, Colombia and Peru.

  . GLOBAL ONE, an international provider of telecommunications services for corporate clients, controlled by France Telecom and focused in Brazil and Latin America generally.

  . IMPSAT Fiber Networks, Inc., a provider of private telecommunications networks, data and Internet services to corporate customers in various Latin American countries, including Argentina, Brazil, Colombia and Peru.

  . MetroRED Telecommunications, a fiber-based local communications provider in Argentina, Brazil and Mexico that competes directly with us in many of our service offerings.

  . PSINet, a US-based global provider of Internet services and infrastructure to businesses, which provides Internet connectivity and Web hosting services. PSINet has acquired a number of Internet service providers in Latin America, specifically in Argentina, Brazil, Panama, and Uruguay and has announced its intention to dedicate an increasing amount of its resources to offering dedicated Internet access and enhanced Internet services.

  . VIA NET.WORKS, Inc., an international provider of Internet access and services focused on small and mid-sized businesses in Europe and Latin America, specifically in Argentina and Brazil.

    Private Local Communications Carriers

    The third category of competitors includes private local communications carriers that primarily have only a metropolitan or national presence. Representative examples of data and Internet services providers in this category are: in Argentina, Fibertel, Techtel and Telelatina; in Brazil, VIS and Vicom; in Colombia, Americatel, Capitel and Colomsat; in Panama, Charter Communications; and in Peru, Maurta. Our voice services competitors in this category include Vesper and Intelig, both in Brazil.

    Rates for data services are not regulated in our countries of operation, and the prices for our services are strongly influenced by market forces. We believe that increasing competition will result in pricing declines. We have faced and expect to continue to face declining prices and may experience declining margins as the incumbent operators in the countries where we have operations modernize their facilities, adapt to a competitive marketplace and place greater emphasis on data telecommunications, and as other companies enter the Latin American telecommunications market. These price and margin declines may accelerate if new competitors enter our markets.

    The principal barriers to entry for prospective providers of private telecommunications network services such as ours are the need to obtain operating rights and licenses, spectrum licenses if fixed wireless technology is to be used, the development of the requisite understanding of customer needs and the technological, commercial and real estate experience and know-how, infrastructure to provide quality services to meet those needs and capital.

Regulation

  General

    The licensing of telecommunications services and networks and the renewal of applicable licenses and spectrum grant allocations are regulated by governmental entities in the markets in which we conduct business. These matters and other aspects of telecommunications network operations, including rates charged to customers, may also be subject to public utility regulation in the countries in which we provide service. Moreover, statutes and regulations in certain of the markets in which we conduct business impose limitations on the amount of spectrum that may be owned by telecommunications companies. Changes in the current regulatory environments in such countries affecting matters such as interconnection arrangements, requirements for increased capital investment, regulations affecting our ability to differentiate among the prices for our services and foreign ownership limitations could have a material adverse effect on our business and operations. Because of the uncertainty as to the interpretation of regulations in certain jurisdictions, there can be no assurance that we will be able to provide planned services in each jurisdiction and it is possible that we may be prohibited from providing services we intend to provide in the future in certain jurisdictions.

    We believe that we have a sound and well-informed understanding of and basis for interpreting the current regulatory framework and that we will be able to implement our business plans as currently contemplated. However, some aspects of the law, rules and regulations in the countries in which we operate are relatively new and still developing. As a result, it is difficult to determine how regulators will interpret rules, assess compliance and exercise their powers of enforcement. We expect that in the future further clarifying interpretations and refinements will be promulgated by the governmental and regulatory authorities in the countries in which we have operating and spectrum licenses.

    Telecommunications operating and spectrum licenses are often subject to ongoing review and, in some cases, modification or early termination for failure to comply with applicable regulations. Our operating and spectrum licenses have fixed terms that are renewable. Although there is a presumption of renewal, there can be no assurance that the renewal of licenses will occur or that renewal will be on acceptable terms. Failure to meet service or build-out requirements can result in financial penalties or revocation of the operating and spectrum licenses. Operating and spectrum licenses may be revoked for violation of other regulatory authority rules and regulations.

  Compliance with Network Construction, Operation or Build-out Requirements

    We are required to comply with the terms of our licenses and certain regulatory requirements, such as deadlines by which service must be offered and/or minimum build-out requirements. We cannot assure you that we will meet these requirements or that we will not lose any applicable telecommunications licenses as a result of our failure to meet the requirements. Failure to get waivers, extensions or similar relief of the relevant deadlines or to otherwise comply with these requirements may result in financial penalties or revocation of the affected licenses. As we acquire additional licenses, we expect to be required to comply with applicable build-out and spectrum usage requirements.

  Argentina

    Regulatory and legal overview. The Secretariat of Communications (SECOM) and the National Communications Commission (CNC) are the Argentine telecommunications authorities responsible for the administration and regulation of the telecommunications industry. The government of Argentina enacted a series of laws in 1989 to deregulate the telecommunications sector. In March 1998, the Argentine government announced the demonopolization of telephony services of Telecom Argentina and Telefonica Argentina, and the deregulation of local and long distance telephony markets commenced in November 1999. The telecommunications sector is expected to be completely open to competition in November 2000. Argentina imposes no limitation on foreign ownership of telecommunications licenses with the exception of the General License for Telephony Services, the holder of which must have a local partner as direct or indirect shareholder with an equity interest of not less than 10% of the capital stock.

    Operating licenses of Diveo Argentina. We have a license to provide national and international value-added services, including Internet access. This operating license and applicable regulations issued by the SECOM and CNC permit us to provide our own national Internet transmission services. We also have a national license to provide data transmission services. We may only use our own facilities to provide the international transmission of data and value-added services beginning in November 2000. At present, only four companies may provide facilities-based international transmission services. In addition, we have local and national and international long distance voice telecommunications licenses. All of our operating licenses have an indefinite term provided that we fulfill our obligations and do not materially violate any regulation or law. We may begin to provide local, national and international voice telecommunications services beginning in November 2000. We have the right of interconnection with the public switched telephone network (PSTN) as a result of our local, national and international telephony licenses and pursuant to applicable laws. Furthermore, interconnection with the PSTN must be on a nondiscriminatory basis.

    Spectrum licenses of Diveo Argentina. We have the exclusive right to use 600 MHz at 38 GHz, 224 MHz at 23 GHz, and 60 MHz at 10.5 GHz on a block basis with national coverage. We are authorized to deploy point-to-point and point-to-multipoint technologies using our 38 GHz and 10.5 GHz frequencies, and point-to-point technologies using our 23 GHz frequencies. We were also granted various point-to-point links at 6 GHz, 8 GHz and 15 GHz. All of our spectrum licenses are for an indefinite period of time.

    Build-out and spectrum usage requirements. The applicable telecommunications regulations and our installation schedule approved by the CNC require us to build-out our network and provide service using our frequencies in cities and regions of Argentina over a five-year period. We were required to install our initial network and provide service using our frequencies in Buenos Aires within twelve months from the date when the installation schedule was approved by the CNC. In addition, we were required to guarantee our build-out and spectrum usage requirements by contracting with a bank to issue a performance bond to the SECOM. To date, we have met our build-out and spectrum usage requirements in a timely fashion, and the performance bond issued in connection with our build-out obligations expired and no longer needs to be replaced. The performance bond issued in connection with the operating and spectrum licenses acquired from Eritown Corporation Argentina S.A. remains in effect for our build-out and spectrum usage requirements in the cities of Rosario, Cordoba and Mendoza. Eritown received its spectrum license in June 1999. We expect to meet our build-out and spectrum usage requirements in our other Argentine markets in accordance with our installation schedule and the applicable regulations.

    License and spectrum usage fees and taxes. We are required to pay a usage fee in connection with the 10.5 GHz, 23 GHz and 38 GHz spectrum licenses. We received two spectrum fee invoices from the CNC in December 1999; one for Eritown's 38 GHz spectrum and the other for Diveo's 10.5 GHz spectrum. Both of these invoices covered the use of the respective spectrum for a period of several months in 1999. Prior to paying these invoices, in January 2000 the SECOM suspended frequency payments for the period from January 1, 1999 to March 31, 2000. In February 2000 the SECOM issued a resolution declaring a temporary administrative state of emergency for a period of 120 days with respect to the administration and management of the frequency spectrum in Argentina. Despite receiving spectrum usage invoices for the foregoing bands of spectrum, we cannot pay these invoices until the CNC verifies the amounts invoiced by the prior SECOM administration and determines the actual amounts owed for the period from 1997 to date. Prior to and as a result of the foregoing resolutions we have not been billed for any other spectrum. Once this 120-day period expires we believe the CNC will accept payment for the previous invoices, and we will probably receive additional spectrum fee invoices. We anticipate that any payments we are ultimately required to make will not restrict or materially adversely affect our operations.

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

    We must make a variable payment to the CNC in an amount that increases each year from 0.6% of our monthly gross revenues in 2000 to 1% in 2004.

  Brazil

    Regulatory and legal overview. The Brazil Ministry of Communications (BMC) and the National Telecommunications Agency (ANATEL) are the Brazilian telecommunications authorities responsible for the administration and regulation of the telecommunications industry. ANATEL is an independent agency in charge of regulating telecommunications services and performing many of the tasks formerly performed by the BMC. ANATEL issues specific regulations and licenses (concessions, authorizations and permissions) and applies the relevant penalties for any violations of such regulations and licenses.

    Operating licenses of Diveo Brazil. We were granted two licenses from ANATEL in July 1998, both of which are for indefinite terms. Our Specialized Network Service license authorizes us to provide a wide range of telecommunications services, including Internet, data transmission, international virtual private network services, value-added services, video, national and international Internet and data transmission.

    Although our Specialized Circuit Service license permits us to provide point-to-point and point-to-multipoint telecommunications services to final customers by using wireless, wireline local access circuits or any other type of technology available from time to time, our spectrum licenses only allow us to deploy point-to-point technology. The coverage of the Specialized Circuit Service license is the entire territory of Brazil. Pursuant to our Specialized Circuit Service license we may use this license to provide the telecommunications services authorized under our Specialized Network Service license.

    We have fulfilled our current obligations with respect to our Specialized Circuit Service and Specialized Network Service licenses, including our payments for such licenses.

    Spectrum licenses of Diveo Brazil. We have block grants to use 11 GHz, 23 GHz and 38 GHz in each of the following states: Sao Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Santa Catarina and Parana. We also have block grants to use 7 GHz, 15 GHz and 18 GHz in Minas Gerais, Rio de Janeiro and Sao Paulo. Our spectrum licenses must be used in connection with our Specialized Circuit Service license. Our spectrum licenses are non-exclusive. The spectrum licenses were granted for a term of ten years from the date of the initial grant.

    Build-out and spectrum usage requirements. We must register each fixed wireless link in ANATEL's Technical Information System for the Administration of Radio-Communications and obtain a permit for each microwave station. Upon registering each link and receiving the corresponding permit for the microwave station, we have six months in which to install the relevant microwave station and operate each registered link. This installation time may be extended for an additional six-month period. Should we fail to install a microwave station for which a permit has been obtained and consequently fail to operate a link that was registered within one-year from the grant of the corresponding frequency, we could lose our right to use that frequency for that particular link if another company petitions ANATEL to use the same frequency and link within the same area. We have met this requirement and currently are fulfilling all of our build-out and spectrum usage requirements in the markets in which we are operating and in which we plan to commence operations.

    License and spectrum usage fees and taxes. We must pay a spectrum usage fee for the right to use the spectrum granted to us. This fee is for the term of the respective license. We have paid this fee for each of our spectrum licenses and we will not have to pay it again until the end of the first ten-year term. We are also required to pay two specific telecommunications taxes. A one-time installation tax (TFI) must be paid within sixty days after installing a radio and an operation tax (TFF) must be paid in March of each year. The TFF is based on the capacity of the number of voice channels per bandwidth of spectrum employed. The TFF is the only variable payment that we must make to ANATEL or the BMC.

  Colombia

    Regulatory and legal overview. The Colombian Ministry of Communications (the CMC) and the Telecommunications Regulatory Commission (CRT) regulate the telecommunications sector in Colombia. The CMC has general rulemaking authority, supervises and audits the performance of licensees' legal and contractual obligations, and is responsible for awarding licenses. In particular, the CMC focuses on obligations related to the technical project proposals, including frequency use, investment schedules, and range of service offerings submitted with each license application. The CRT has jurisdiction over the pricing of certain telecommunications services and is charged with issuing regulations intended to promote open competition in the telecommunications industry. In addition, the CRT regulates the pricing aspects of the relationship between wireless and wireline operators, including interconnection terms and rates.

    Operating licenses of Diveo Colombia. We have a value-added license with national coverage. In accordance with this license and the frequencies discussed below, we may provide national and international value-added services. Value-added services include, but are not limited to, national Internet and data transmission services. The term of the license is 10 years, with a presumption of renewal for an additional period of 10 years provided we meet the license obligations.

    We have a local carrier license to provide "clear channel" services in and between the cities of Bogota, Cali and Medellin. The term of the concession is 10 years, with a presumption of renewal for additional periods of ten years provided we meet the license obligations.

    Spectrum licenses of Diveo Colombia. We have the exclusive right to use 400 MHz at 38 GHz on a block basis, with national coverage. The frequency grant and the applicable regulations expressly permit point-to-point links and are silent regarding point-to-multipoint links. However, we believe that point-to-multipoint links are permissible based on our exclusive right to use the spectrum. The term of this license is 10 years, with a presumption of renewal for additional periods of 10 years provided we fulfill our license obligations. In accordance with the 38 GHz license, we have met our build-out requirements.

    In addition to our block grant, we also have been granted exclusive rights to use various point-to-point links at 11 GHz, 18 GHz and 23 GHz.

    Build-out and spectrum usage requirements. In accordance with our original technical project proposal, the value-added license and applicable regulations, we have fulfilled our obligations to provide value-added service in six cities. We are currently providing value-added services to clients in Bogota, Medellin, Cali, Barranquilla, Bucaramanga and Pereira. To date, we have met our value-added license payments and other obligations, including the issuance of a performance bond to guarantee our build-out and quality of service requirements.

    With respect to our local carrier license, we are currently providing carrier services in Bogota, Cali and Medellin and have met our payments and other obligations.

    Colombian law requires us to contract with a bank or insurance company to issue a performance bond in favor of the CMC for each of the value-added and local carrier licenses for the duration of the licenses. These performance bonds guarantee service quality and the fulfillment of build-out obligations. We have performance bonds for both of our operating licenses.

    License and spectrum usage fees and taxes. We are required to pay an annual spectrum usage fee in connection with the 38 GHz spectrum license. We are also required to make a variable payment to the CMC (i) with respect to our local carrier license, in an amount equal to 3% of our gross revenues, less any payments to telecommunications providers for services such as access and interconnection charges and (ii) with respect to our value-added license, in an amount equal to 5% of our gross revenues, less any payments to telecommunications providers for services such as access and interconnection charges.

  Panama

    Regulatory and legal overview. The Regulatory Entity of Public Services (Regulatory Entity) regulates the telecommunications, electricity, water and sewerage sectors in Panama. The Regulatory Entity issues regulations, grants all licenses and concessions, and oversees compliance with telecommunications laws and regulations. In addition, among other functions, the Regulatory Entity promotes competition, establishes formulas necessary to calculate tariff rates, imposes sanctions, and resolves disputes among operators. There are currently no restrictions on foreign ownership in the telecommunications sector in Panama.

    Telecommunications services in Panama are classified into Type A and Type B services. Type A services are reserved for Cable & Wireless Panama, S.A., the incumbent local, national and international exchange carrier, and cellular services provided by BSC de Panama, S.A. (BellSouth) and Cable & Wireless Panama, S.A. Cable & Wireless Panama, S.A. has an exclusive monopoly to provide Type A telecommunications services until January 2003.

    Type B telecommunications services are completely open to competition. Such services include Internet access, private voice, data transmission and switching, video, and facsimile retransmission services. Authorization to provide such services, including the frequencies that may be used in providing such services, are granted pursuant to an administrative concession by the Regulatory Entity, and are for a term of 20 years.

    Operating licenses of Diveo Panama. We currently have the following three operating licenses in Panama to provide Type B services: (i) Internet for Public Use, which permits the Company to provide Internet access to customers, with national coverage; (ii) Data Switching with national coverage; and (iii) Links for High Fidelity Audio, Video and/or Data for Private Use with or without the Use of the Frequency Spectrum, with coverage in the cities of Panama City and Colon. This last license permits the deployment of wireless technology to effect point-to-point and point-to-multipoint transmission. We also may provide private voice telephony to customers under this last concession pursuant to regulations issued by the Regulatory Entity provided that no part of the network carrying the voice transmission is connected to the PSTN in Panama or abroad unless we receive authorization from Cable & Wireless Panama S.A. All of our operating licenses are for a period of 20 years, with a presumption of renewal for additional 20-year periods.

    Spectrum licenses of Diveo Panama. We have the exclusive right to use 896 MHz at 38 GHz and 112 MHz at 18 GHz on a block basis, with coverage in the cities of Panama City and Colon, using point-to-point and point-to-multipoint links in connection with our license to provide links for private audio, video and data signals described above. Transmission requires that one of the two end points of the link be represented by one of four pre-determined hub sites in Panama City, or the one designated hub site in Colon. Our spectrum licenses are for a period of 20 years, with the presumption of renewal for additional 20-year periods.

    Build-out and spectrum usage requirements. We are required to begin operations and use our frequencies within sixteen months from the date that the operating and spectrum licenses were granted.

    License and spectrum usage fees and taxes. We are required to pay annual spectrum usage fees for our spectrum licenses. We are also required to make a variable payment of up to 1% of our gross revenues to the Regulatory Entity. The amount of this payment is set by the Regulatory Entity each year.

  Peru

    Regulatory and legal overview. The Ministry of Transportation, Communications, Housing and Construction (MTC) and the Organization for Supervision of Private Investments in Telecommunications

(OSIPTEL) regulate and supervise the telecommunications industry in Peru. The MTC issues regulations governing the telecommunications industry. The Specialized Telecommunications Concession Unit (UECT), an agency within the MTC, is charged with various functions, including: (i) to grant, renew and cancel concessions, authorizations, permits and licenses; and (ii) to manage the frequency spectrum and approve the assignment of frequencies. OSIPTEL is responsible for overseeing private investments in the telecommunications industry and has jurisdiction over certain telecommunications matters such as promoting competition, establishing certain tariffs, advising the MTC, and arbitrating disputes, including interconnection disputes.

    Operating licenses of Diveo Peru. All of our operating licenses have a term of 20 years, with a presumption of renewal for an additional period of 20 years. We entered into a local carrier license agreement with the MTC. This agreement grants us the right to operate a local carrier services network to provide dedicated broadband fixed wireless "clear channel" carrier services to customers within the department of Lima and the province of Callao. Within 12 months of June 1999, we must have initiated operation with at least one wireless link in operation in the department of Lima, and we expect to satisfy this requirement.

    We also have a local carrier license covering the following nine departments and three provinces: Arequipa, Callao, Chiclayo, Cusco, Huancayo, Ica, Lima, Maynas, Piura, Santa, Tacna, and Trujillo. Within 12 months of July 1999, we must have initiated operation with at least one wireless link in operation in the department of Lima and we expect to satisfy this requirement. In each of the other departments and provinces, we are required to satisfy a similar requirement within five years of July 1999.

    We have a national and international long distance carrier license for the transportation of all types of telecommunications signals originating and terminating within the country and for the transportation of telecommunications signals originating or terminating in Peru or abroad. Within twelve months of July 1999, we must offer national and international long distance carrier services in Lima. We intend to meet this obligation by offering either Internet or data services during the first year of operations and voice services beginning in 2001.

    Spectrum licenses of Diveo Peru. All of our spectrum licenses have a term of 20 years, with a presumption of renewal for additional periods of 20 years. Concurrently with the granting of the local carrier license, we were assigned exclusive rights to use 400 MHz at 38 GHz on a block basis, for the Lima and Callao comprising four principal hubs in Lima and Callao, using point-to-point and point-to-multipoint links. We also hold various point-to-point links at 11 GHz and 13 GHz for use with the same license. We are not required to use our frequencies during the first year from the date they were granted. However, we will use our frequencies in connection with our local carrier license requirement of providing service within the first year from the date of the execution of the license agreement. Our spectrum use requirements increase each year over a period of five years. We currently have an application pending to secure additional spectrum in Lima.

    We have the exclusive right to use 48 MHz at 2.4 GHz on a block basis in connection with the local carrier license covering twelve provinces, which is described above. We are required to use certain frequencies by the end of the second year from the date the license was granted and the channels we must use increase each year so that by the end of the fifth year of operations we must use all our frequencies in Lima and the other cities.

    We also have the exclusive right to use frequencies in connection with satellite up-links and downlinks for our national and international carrier license described above. We intend to use this spectrum in conjunction with a satellite dish located in Lima, and intend to use portions of the same frequencies for up-links and downlinks within Peru. We must use our frequencies according to a five-year frequency use schedule, and the channels we must use increase each year so that by the end of the fifth year of operations we must use all our frequencies in Peru.

    Pursuant to the Telecommunications Law and the General Regulations, all public local carrier licensees have the right to connect to the PSTN. Furthermore, interconnection with the PSTN must be on an equal and nondiscriminatory basis and the terms and conditions of interconnection agreements must be negotiated in good faith between the parties in accordance with the interconnection regulations and procedures issued by OSIPTEL. Peru imposes no limitation on foreign ownership of local companies holding telecommunications licenses.

    In conformity with the Telecommunications Law, the General Regulations, and OSIPTEL's regulations, all telecommunications operators must pay certain fees, tariffs, and other charges on an on-going basis. We may set our own tariff levels for our services, subject to certain maximum tariff levels set by OSIPTEL.

    License and spectrum usage fees and taxes. We are required to pay annual spectrum usage fees in connection with the spectrum licenses. We are also required to make a variable payment to the MTC in an amount equal to 2% of our gross revenues.

  Uruguay

    Regulatory and legal overview. The executive branch of the Uruguay federal government establishes national telecommunications policy with advice from the National Telecommunications Board (DNC), the administrative agency that coordinates and executes such policies. The executive branch, through the National Ministry of Defense, directly authorizes and controls the installation of "new telecommunications services." Although that term has yet to be legally defined, to date the executive branch and the DNC have interpreted it to mean value-added services, including Internet access, data transmission, and services that are more technologically advanced than those services rendered mainly by the analog transmission of basic telephony services. Our services fall under this concept of "new telecommunications services."

    The National Telecommunications Administration (ANTEL), Uruguay's incumbent local, national and international exchange carrier, currently has a monopoly to provide basic local, national and international voice telephony. However, there is an exception to this rule with respect to certain free trade zones in Uruguay where several companies were granted authority to provide international switched voice telephony to PSTNs abroad, provided that their networks are not connected to ANTEL's network.

    Operating licenses of Diveo Uruguay. In May 1999, the executive branch authorized us to install and operate a commercial wireless broadband network in the city of Montevideo for the provision of data transmission services. This authorization was granted for an indefinite term. The services that we may provide include Internet access, national and international Internet and data transmission, and voice telecommunications services not connected to the PSTN. Any international voice services that require connection to the PSTN must be authorized by ANTEL.

    Spectrum licenses of Diveo Uruguay. In December 1999, the DNC granted us the exclusive right to use 480 MHz at 38 GHz on a block basis for an indefinite period of time, with national coverage, using point-to-point and point-to-multipoint links. Transmission requires that one of the two end points of the link be represented by one of two predetermined hub sites.

    Build-out and spectrum usage requirements. We were required to file a final technical project with the DNC, which includes our hub sites and coverage areas in Montevideo. This final technical project was filed with the DNC. We have installed our first hub site to meet our obligation to install the first hub site by March 31, 2000. We were also required to post a performance bond for fifteen months, which guarantees the completion of our technical project. The performance bond was issued to fulfill this obligation. Requirements of an administrative nature include the registration and approval of radio equipment by the DNC and annual certifications of our investments.

    License and spectrum usage fees and taxes. We are required to pay annual spectrum usage fees in connection with the spectrum license. We have fulfilled our obligation to pay the applicable fee for our 38 GHz frequencies for the first two years. There is no variable payment currently in effect.

  United States of America

    Regulatory and legal overview. We have a Section 214 Authorization granted to us by the Federal Communications Commission (FCC). We currently are not providing any services under this license. To the extent we offer international telecommunications services to, from, or through the United States, we will be subject to the Communications Act of 1934, as amended, the 1996 Telecommunications Act and the regulations of the FCC thereunder. With respect to FCC regulations, we will be required to file documents with the FCC such as applicable tariffs, international traffic, circuit status and addition reports, and copies of operating agreements entered into with foreign correspondents.

    Operating licenses of Diveo, Inc. In September 1999, Diveo, Inc. was granted a Section 214 Authorization from the FCC. This authorization permits us to (i) acquire capacity in any international facilities authorized by the FCC such as submarine fiber optic cable and satellite systems to provide international telecommunications services including voice, data, Internet, video, and private line services between the United States and any authorized international point, (ii) resell the foregoing services of any authorized carrier to any authorized international point, except for the services of affiliated carriers that are regulated as dominant on proposed routes, (iii) resell international private lines services to provide private line services not interconnected to the PSTN between the United States and any authorized international point, and (iv) resell international private line services to provide switched telecommunications services, interconnected to the PSTN at one or both ends, between the United States and any authorized international point. We do not have any build-out obligations under this license.

Employees

    As of December 31, 1999, we employed a total of 309 persons, of whom 41 were located in the U.S. headquarters, 81 were employed by our Argentine operations, 140 by our Brazilian operations, 44 by our Colombian operations, two by our operations in Peru and one by our operations in Panama. We anticipate that the number of our employees will increase significantly as we launch operations in additional markets and introduce new services, particularly our enhanced Internet services. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. We do not have any long-term employment contracts with any of our operating employees in the region and except for in Brazil none of our employees is currently being represented by labor unions. We have not experienced any work stoppages and we believe we enjoy good relationships with our employees.

Properties

    Our corporate headquarters are located at 3201 New Mexico Avenue, N.W., Suite 320, Washington, D.C. 20016. Our facilities include administrative and sales offices, central offices and other facilities to house our network equipment. The table below describes our material properties, all of which are leased:

                                                         Lease
                                                       Expiration  Approximate
         Location                    Purpose              Date    Square Footage
         --------           -------------------------- ---------- --------------
Washington, D.C............ Principal executive office   9/30/03      13,209
Buenos Aires............... Principal local office       9/30/03      12,917
Sao Paulo.................. Principal local office       3/31/04      21,527
Rio de Janiero............. Local branch office          7/31/02       7,752
Belo Horizonte............. Local branch office          9/30/04       6,458
Bogota..................... Principal local office       9/30/04      11,726
Lima....................... Principal local office      11/14/04       7,561
Panama City................ Principal local office      11/30/04       2,368



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

Legal Proceedings

    We are currently a party to litigation involving the exchange of shares of our subsidiary, Diginet Colombia, for shares of our common stock in our August 1999 restructuring. The litigation, which was filed on December 23, 1999, is pending in the United States District Court for the District of Columbia. Communications Resources, Inc. and Datacom Investments Limited, former minority stockholders of Diginet Colombia, allege fraudulent inducement in connection with their purchase of shares of Diginet Colombia and that the valuation underlying the August 1999 share exchange was improperly conducted. The former minority stockholders have asserted a loss to them of over $10 million and claims of breach of contract, fraud and breach of fiduciary duty. As relief, the stockholders seek recission of the August 1999 share exchange, the performance of another valuation of Diginet Colombia and monetary damages. We are contesting the stockholders' claims and believe that the claims are without merit.

    Except for the above action, we are not a party to any material litigation or proceedings.

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

                   DESCRIPTION OF OUR FINANCING ARRANGEMENTS

    The following is a summary of the material provisions of agreements governing some of our indebtedness. This summary is subject to, and qualified in its entirety by reference to, all of the provisions of these agreements, including the definition of certain terms therein. Terms used and not defined herein have the meanings given to them in the documents described herein.

    In June and November 1999, we executed agreements with Ericsson Credit AB and Lucent Technologies Inc, to borrow up to $300 million and $100 million, respectively, of long-term vendor financing. The vendor financing agreements are available in aggregate in tranches of $250 million and $150 million. The first tranche is currently available while the second tranche of $150 million is available beginning on January 1, 2001 provided that we have borrowed all of the first tranche of $250 million and we are in compliance with the terms of the agreement holding the covenants. The borrower under our financing agreements is our wholly-owned subsidiary, Diveo, Inc., a Delaware corporation. Copies of our financing agreements with Ericsson and Lucent are filed as exhibits to the registration statement of which this prospectus is a part.

    We must use any funds that we borrow under the financing agreements to pay for equipment and services and other related items purchased from Ericsson or Lucent, as applicable. We also are able to use a portion of the proceeds to purchase from third-party vendors equipment and services that are reasonably related to the design and construction of our network.

    Under the terms of the financing agreements, Ericsson and Lucent have a secured interest in generally all of our assets, including the equipment financed under the agreements, as well as the common and preferred stock of the operating subsidiaries of Diveo, Inc. that we hold.

    Subject to mandatory or optional prepayment under the terms of the financing agreements, the principal amounts that we borrow will be repayable over a four year period, beginning in 2002. Our borrowings under the financing agreements will accrue interest at LIBOR plus an applicable margin. The financing agreements permit us to make voluntary prepayments of the amounts that we borrow, but we may not reborrow any amounts that we repay or prepay. The agreements have standard one-time financing fees and recurring unused commitment fees.

    Under certain conditions, if we sell or otherwise dispose of or suffer material losses with respect to our property and fail to reinvest the proceeds, then we must use such proceeds to prepay the amounts we have borrowed under the financing agreements. In addition, under specified circumstances, we must also make mandatory prepayments out of excess cashflow or funds that we receive upon the issuance of debt securities.

    The obligations of Ericsson and Lucent to make each disbursement under the financing agreements will be subject to our satisfaction of several ongoing conditions, including the continued validity of customary representations and warranties made in connection with the agreements, the maintenance of required governmental and third-party consents and the continuation of our supply agreements with Ericsson and Lucent. The financing agreements also contain a number of covenants that, among other things, limit our ability to:

  . pay dividends;

  . incur additional indebtedness;

  . create liens and other encumbrances;

  . merge or consolidate with another entity;

  . enter into transactions with affiliates;

  . engage in any business other than the telecommunications or Internet access provider business;

  . amend our material contracts;

  . sell or otherwise dispose of our assets;

  . invest in other entities;

  . enter into lease agreements; and

  . engage in the speculative build out of our network.

    In addition, the financing agreements require us to comply on an ongoing basis with certain financial and operating covenants relating to, among other things, the maintenance of: specified amounts of our gross property, plant and equipment; specified amounts of revenue; levels of the use of our services by our customers; our EBITDA; and ratios of debt and secured debt to contributed capital, secured debt to EBITDA and EBITDA to total cash debt service.

    The financing agreements contain customary events of default.

    An additional basis for default under the financing agreements is a change of control event, which the agreements define to include: the acquisition by any entity of more than 40% of the voting power of our securities; our ceasing to own all of the equity interests of Diveo, Inc. The financing agreements specify cure periods for some of the events of default listed above, but not for all of them.

                                   MANAGEMENT

Directors and Executive Officers

    Our directors and executive officers are as follows:

       Name          Age                             Position
       ----          ---                             --------
David R. Schmieg     50  Chairman of the Board and Chief Executive Officer

Leon Garza           40  President and Chief Operating Officer

Laurence A. Hinz     37  Executive Vice President and Chief Financial Officer

David H. Rutchik     33  Executive Vice President Corporate Development & General Counsel

John B. Holmblad     49  Executive Vice President and Chief Technology Officer

Robert Benbow        63  Director

Robert Gheewalla     33  Director

Robert J. Goad       45  Director

Paulo Guidi          56  Director

Muneer A. Satter     39  Director

Richard P. Schifter  47  Director

David L. Solomon     40  Director

Kevin Somerville     54  Director

Blair Whitaker       37  Director

    David R. Schmieg. Mr. Schmieg has served as our Chief Executive Officer since February 1999 and was named Chairman of our board of directors in January 2000. Prior to joining Diveo, from June 1998 to January 1999, Mr. Schmieg was Group Executive, President & Chief Operating Officer of WinStar International, Inc., a U.S.-based fixed wireless competitive telecommunications company. From April 1996 to May 1998, Mr. Schmieg was President & Chief Operating Officer of WinStar Telecommunications. Prior to joining WinStar, beginning in 1990, Mr. Schmieg was at Sprint Long Distance, most recently serving as Chief of Staff. He has also held senior management positions at AT&T and Southwestern Bell. Mr. Schmieg received his B.A. in Political Science and Economics from Central Methodist College in Missouri and graduated magna cum laude. He also serves on the Latin America Telecommunications Advisory Board.

    Leon Garza. Mr. Garza has served as our President and Chief Operating Officer since March 2000. Prior to joining Diveo, beginning in July 1999, Mr. Garza was Vice President, Mobile Communications for Telefonica Internacional USA. From July 1998 to July 1999 he was Vice President and General Manager at PrimeCo Personal Communications, a cellular communications provider. From April 1992 to July 1998, Mr. Garza was a Director of paging network operations at Motorola, Inc. Mr. Garza received B.S. and M.S. degrees in Electrical Engineering from the University of Illinois and an M.B.A. from Seattle University.

    Laurence A. Hinz. Mr. Hinz has served as our Executive Vice President and Chief Financial Officer since May 1998. From August 1995 until he joined Diveo, Mr. Hinz was Vice President, Finance and Business Development at Skytel Latin America. Before assuming that position, beginning in September 1994, Mr. Hinz was the General Director of Skytel Argentina. In addition, Mr. Hinz has served as a corporate banker for First Chicago's Communications/Media/Telecom Group. Mr. Hinz received his M.B.A. with a concentration in Finance from The University of Chicago. He also holds a B.S. degree with a double major in Computer Science and Finance from Northern Illinois University.

    David H. Rutchik. Mr. Rutchik has served as our Executive Vice President, Corporate Development and General Counsel since July 1999. Prior to joining Diveo, from January 1997 to July 1999, Mr. Rutchik was Vice President, Commercial & Legal Operations at WinStar Communications. From September 1994 until he joined WinStar, he was an attorney with Shaw Pittman in Washington, D.C., practicing in the telecommunications and high technology areas. Mr. Rutchik graduated magna cum laude from the University of Pennsylvania and earned his law degree from the Vanderbilt University School of Law, where he served as Associate Editor of the Vanderbilt Law Review.

    John B. Holmblad. Mr. Holmblad has served as our Executive Vice President and Chief Technology Officer since September 1999 and from October 1997 to that time he was our Senior Vice President of Operations and Chief Technology Officer. Before joining Diveo, from 1996 to 1997, Mr. Holmblad was President of Telverage International, a telecommunications consulting firm. From 1976 to 1996, Mr. Holmblad worked for Telenet/Sprint International/Global One. During 1993, he served as Sprint's Russia country manager and was Vice President and General Manager for Sprint International Network Systems. Mr. Holmblad has a B.S. in Physics and a C.C.E.S. in Electrical Engineering from The Johns Hopkins University where he graduated summa cum laude. Additionally, Mr. Holmblad has an M.S. degree in Computer Science from George Washington University and an M.B.A. from The College of William and Mary.

    Robert F. Benbow. Mr. Benbow has been a director of Diveo since July 1998. He is a designee and founder of Alta Communications, a private equity fund formed to make investments in the telecommunications, media and Internet industries. Mr. Benbow currently serves as the managing general partner of Alta. Mr. Benbow joined Burr, Egan, Deleage & Co., a predecessor to Alta, in 1990, after 22 years with the Bank of New England, N.A. At the Bank of New England, Mr. Benbow was Senior Vice President responsible for special industries lending in the areas of media, project finance and energy.
Mr. Benbow serves on the boards of directors of Preferred Networks, Inc. and Advanced Telecom Group, Inc. Mr. Benbow graduated from the University of Illinois with a B.S. in Finance and Economics.

    Robert Gheewalla. Mr. Gheewalla has been a director of Diveo since April 1999. He is a designee of an affiliate of Goldman, Sachs & Co., where he is a Vice President in the Principal Investment Area. Mr. Gheewalla joined Goldman Sachs in 1994. He received an M.B.A. from the Harvard Graduate School of Business Administration, an M.S. from The London School of Economics and a B.S. from Tufts University. Mr. Gheewalla currently serves on the boards of directors of Digital Access, Inc., GT Group Telecom Inc., EMusic.com, Inc., Interelate, Inc. and North America RailNet Inc.

    Robert J. Goad. Mr. Goad has been a director of Diveo since May 1999. He is a designee of Columbia Management, a private equity fund formed to make investments in the telecommunications and media industries, of which he has been President since 1984. From May 1994 through March 1999, Mr. Goad was the Chief Executive Officer of Diamond Cable Communications PLC, a U.K. cable company. He served as that company's Chief Financial Officer from May 1994 through July 1995. In addition, Mr. Goad is a founder of and principal in ECE Management International, LLC, a company that specializes in managing cable properties in the United Kingdom. Mr. Goad is a member of the boards of directors of NTL, Incorporated, Grupo Clarin, S.A. and Columbia Management, Inc.

    Paolo Guidi. Mr. Guidi has been a director of Diveo since June 1998. He is currently the Chairman and Chief Executive Officer of Teleglobe Communications Corporation since joining Teleglobe in February 1995. Prior to joining Teleglobe, Mr. Guidi was at Sprint International since July 1986. From 1986 to 1990, Mr. Guidi was President of Telenet Communications Corp., a global supplier of data and value-added services and systems. Mr. Guidi serves on the boards of directors of Universal Access, Inc., and Alcatel Network Systems. Mr. Guidi holds an M.S. degree in Electrical Engineering from the University of Buenos Aires, Argentina.

    Muneer A. Satter. Mr. Satter has been a director of Diveo since May 1999. He is a designee of an affiliate of Goldman, Sachs & Co., where he is a Managing Director in the Principal Investment Area in New York. Previously, Mr. Satter was head of the Principal Investment Area in Europe and was based in

London. Mr. Satter joined Goldman Sachs in 1988 and became a Managing Director in 1996. He serves on the boards of directors of Dollar Financial Group, Inc., EMPE Holding GmbH, Point Holdings Limited and Grupo Clarin S.A. Mr. Satter earned a B.A. from Northwestern University, a J.D. from Harvard Law School and an M.B.A. from the Harvard Graduate School of Business Administration.

    Richard P. Schifter. Mr. Schifter has been a director of Diveo since March 2000. He is the designee of Newbridge Diginet Investors, L.P., an investment vehicle of Texas Pacific Group, of which he has been a managing partner since 1994, and Newbridge Latin America, a private equity fund focused on making investments in Latin America of which he has also been a managing partner since its formation in 1996. Prior to joining Texas Pacific Group, from 1986 through 1994, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C. Mr. Schifter graduated cum laude from the University of Pennsylvania Law School in 1978. He received a B.A. with distinction from George Washington University in 1975. Mr. Schifter currently serves on the boards of directors of America West Holdings, Inc., Grupo Milano, S.A., Ryanair Holdings, L.L.C., Alpargatas, S.A.I.C., Bristol Group, Productora de Papel, S.A. de C.V. and Empresas Chocolates La Corona, S.A. de C.V.

    David L. Solomon. Mr. Solomon has been a director of Diveo since July 1998. He is currently Chief Executive Officer and a director of Gabriel Communications, a U.S.-based domestic telecommunications company. Mr. Solomon also currently serves as an Investment Director for Meritage. Mr. Solomon is a designee of Meritage Private Equity Fund, a private equity fund formed to make investments in the communications industry. From 1994 until January 1998, he served as Executive Vice President and Chief Financial Officer of Brooks Fiber Properties, Inc. Prior to joining Brooks Fiber, a U.S.-based telecommunications company, Mr. Solomon worked for 13 years in financial management and reporting with KPMG Peat Marwick LLP, most recently as a partner. He is a member of the American Institute and Tennessee Society of CPAs. Mr. Solomon received a B.S. degree from David Lipscomb University.

    Kevin Somerville. Mr. Somerville has been a director of Diveo since July 1998. He is the founder and Chief Executive Officer of Somerville & Co., a business psychology consulting firm specializing in work with venture-backed companies. Mr. Somerville is a director of Advanced Telecom Group, Inc. He holds board certification in Organizational Psychology and his undergraduate and Ph.D. degrees are from St. Louis University.

    Blair Whitaker. Mr. Whitaker has been a director of Diveo since June 1998 and is a designee of Norwest Venture Partners, a U.S.-based venture capital firm where he has been a general partner since October 1997. From January 1996 until October 1997, Mr. Whitaker was Chief Financial Officer and Vice President for Business Development of Exactis.Com. From August 1990 until December 1995, he was a vice president at Centennial Funds, a money management firm. Mr. Whitaker holds a B.S. in Electrical Engineering from Rutgers University, a Master of Engineering in Computer and Information Science from the University of Pennsylvania and an M.B.A. from Amos Tuck School of Business Administration. Mr. Whitaker is also a director of Advanced Telecom Group, Inc., CO Space Inc., Allied Riser Communications Holdings, Inc., Wired Business, Inc. and Pangea Ltd.

Board of Directors

    Our board of directors consists of 10 directors. Our directors hold office until the next annual meeting of stockholders and until successors of such directors have been elected as qualified or until their earlier death, resignation or removal.

Committees of the Board of Directors

    The board of directors currently has the following committees: audit, compensation, finance and planning and legal compliance.

    The audit committee reports to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. The audit committee members are Messrs. Solomon and Gheewalla.

    The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees. The compensation committee members are Messrs. Somerville, Benbow, Goad, Satter and Solomon.

    The finance and planning committee of the board of directors counsels the board regarding capital formation and merger and acquisition activities. The finance and planning committee members are Messrs. Whitaker, Benbow, Gheewalla, Schmieg, Solomon and Somerville.

    The legal compliance committee oversees and administers our legal compliance program, which seeks to ensure compliance with the Foreign Corrupt Practices Act. The legal compliance committee member is Mr. Whitaker and he is assisted with legal compliance issues by Messrs. Hinz and Rutchik.

Director Compensation

    The members of our board of directors do not receive any compensation for their services on our board, except for two directors, each of whom receives 10,714 common stock options annually. However, we do reimburse our directors for reasonable travel expenses incurred in connection with their attendance at board meetings.

Executive Compensation

    The following table sets forth the total compensation paid to our chief executive officer and to our four other most highly compensated executive officers whose compensation exceeded $100,000 during the fiscal year ended December 31, 1999. We use the term "named executive officers" to refer to these people in this prospectus.
                           Summary Compensation Table

                                                    Long-Term
                                  Annual          Compensation
                               Compensation          Awards
                             ------------------ -----------------
                                                Shares Underlying      Other
Name and Principal Position   Salary    Bonus        Options      Compensation(1)
---------------------------  --------  -------- ----------------- ---------------
David R. Schmieg (2)......   $350,000  $310,000      770,571          $5,408
 Chairman and Chief
 Executive Officer
Leon Garza (3)............         --       --           --              --
 President and Chief
 Operating Officer
Laurence A. Hinz..........    195,000    97,500       57,142             --
 Executive Vice President
 and Chief
 Financial Officer
David H. Rutchik (4)......     93,661    72,500      100,000             --
 Executive Vice President,
 Corporate Development and
 General Counsel
John B. Holmblad..........    190,000    85,955       35,000           4,506
 Executive Vice President
 and Chief
 Technology Officer

--------
(1) The amounts indicated represent the premiums paid by us for term life and disability insurance for the benefit of the executive officer.

(2) The information presented reflects salary and bonus earned since commencement of employment in February 1999. See "--Employment Agreements."

(3) Mr. Garza became our President and Chief Operating Officer in March 2000. Under his employment agreement, Mr. Garza's salary is $250,000 and he is eligible to receive a bonus of up to 65% of his base salary. He has been granted options to purchase 257,142 shares of our common stock.

(4) The information presented reflects salary and bonus earned since commencement of employment in July 1999. See "--Employment Agreements".

                             Option Grants in 1999

    The following table sets forth information regarding the grant of stock options for the year ended December 31, 1999 to each of the named executive officers. The percentages in the table below are based on options to purchase 1,836,321 shares of common stock, granted under our stock option plans in the year ended December 31, 1999 to our directors, employees, and consultants. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. Potential realizable values are net of exercise price before taxes and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the 10-year term. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.

                                                                           Potential
                                                                          Realizable
                                      Individual Grants                Value at Assumed
                         --------------------------------------------   Annual Rates of
                         Number of   Percent of                           Stock Price
                         Securities Total Options Exercise             Appreciation for
                         Underlying  Granted to    Price                  Option Term
                          Options   Employees in    Per    Expiration -------------------
                          Granted    Fiscal Year   Share      Date       5%       10%
                         ---------- ------------- -------- ---------- -------- ----------
David R. Schmieg........  770,571       41.96%     $1.40    3/10/09   $678,452 $1,719,329
Leon Garza(1)...........      --          --         --         --         --         --
Laurence A. Hinz........   28,571        1.56       1.40    3/10/09     25,156     63,750
                           28,571        1.56       3.43    6/09/09     61,632    156,187
David H. Rutchik........  100,000        5.45       3.43    10/6/09    215,711    546,654
John B. Holmblad........   10,714        0.58       1.40    3/10/09      9,433     23,906
                           24,286        1.32       3.43    6/09/09     52,387    132,759

--------
(1) In March 2000, Mr. Garza was granted options to purchase 257,142 shares at an exercise price of $10.15 per share. These options expire on March 20, 2010.

           Option Exercises in 1999 and Fiscal Year-End Option Values

    The following table shows information with respect to unexercised stock options held by each of our named executive officers as of December 31, 1999 and with respect to stock options exercised by the named executive officers during the fiscal year ended December 31, 1999. There was no public trading market for the common stock as of December 31, 1999. Accordingly, the values of unexercised in-the-money options shown below have been calculated on the basis
of the initial public offering price of $   per share, less the applicable
exercise price per share, multiplied by the number of shares underlying those options.

                                                        Number of Securities
                                                       Underlying Unexercised     Value of Unexercised
                                                             Options at           In-the-Money Options
                            Number of Shares              December 31, 1999       at December 31, 1999
                                Acquired      Value   ------------------------- -------------------------
             Name             On Exercise    Realized Exercisable Unexercisable Exercisable Unexercisable
             ----           ---------------- -------- ----------- ------------- ----------- -------------
   David R. Schmieg........      77,057      $40,426       --        693,514        $            $
   Leon Garza..............         --           --        --            --
   Laurence A. Hinz........         --           --     19,408        73,809
   David H. Rutchik........         --           --     25,000        75,000
   John B. Holmblad........      16,369          --     53,035        67,736

              Common Stock and Options Owned as of March 31, 2000

    The following table sets forth information regarding the number of shares of common stock owned and the number of shares of common stock underlying outstanding options held by each of our named executive officers as of March 31, 2000:

                                                         Number of Securities
                                                          Underlying Options
                                                       -------------------------
                                           Numbers of
Name                                      Shares Owned Exercisable Unexercisable
----                                      ------------ ----------- -------------
David R. Schmieg.........................   478,357         --        863,643
Leon Garza...............................       --          --        257,142
Laurence A. Hinz.........................       --       27,976       229,167
David H. Rutchik.........................       --       25,000       225,000
John B. Holmblad.........................    55,059      21,488       153,455

Employment Agreements

    David R. Schmieg. We entered into an agreement with Mr. Schmieg to employ him as our President and Chief Executive Officer, effective April 16, 1999. In December 1999, Mr. Schmieg was elected Chairman of the Board. The agreement is for a three-year term, but calls for an automatic two-year renewal unless either Mr. Schmieg or we give advance notice to the contrary. Mr. Schmieg's base salary is $400,000 per year, with the possibility for increases at the discretion of the board of directors. In addition, Mr. Schmieg is eligible for an annual performance-based bonus of up to 100% of his base salary.

    If we terminate Mr. Schmieg's employment without cause or if he leaves the company for various reasons set forth in the agreement, Mr. Schmieg is entitled to continued payment of his base salary for one year from the date of termination, provided he complies with the agreement's confidentiality, non-solicitation, and non-competition provisions. If Mr. Schmieg's employment is terminated as a result of death or disability, he is entitled to continued payment of his base salary for a period of six months. The agreement also calls for accelerated vesting of certain stock options held by Mr. Schmieg if his employment is terminated on grounds other than for cause or by mutual agreement between Mr. Schmieg and us.

    Leon Garza. We have entered into an employment agreement with Mr. Garza to employ him as our President and Chief Operating Officer, effective March 20, 2000. The agreement is for an initial term of three years, but calls for an automatic two-year renewal unless either Mr. Garza or we give advance notice to the contrary. Mr. Garza's base salary is $250,000 per year and he is eligible for annual bonuses of up to 65% of his base salary.


    If, within one year of the start of his employment, we terminate
Mr. Garza's employment without cause or if he leaves the company for various reasons set forth in the agreement, Mr. Garza is entitled to six months' severance pay and three months' accelerated vesting of stock option grants; after more than one year of employment, he is entitled to 12 months' severance pay and six months' accelerated vesting of stock option grants. Otherwise, the severance provisions in Mr. Garza's employment agreement are the same as the corresponding provisions in our employment agreement with Mr. Schmieg, described above. Under the terms of his employment agreement, stock options held by Mr. Garza will vest fully upon a change of control of the company.

    Laurence A. Hinz. We have entered into an employment agreement with Mr. Hinz to serve as our Chief Financial Officer, effective March 31, 2000. The agreement is for a two-year term. Mr. Hinz's base salary is $195,000 and he is eligible for annual bonuses of up to 50% of his base salary. Under the terms of the agreement, stock options held by Mr. Hinz will vest upon a change of control of the company. Upon the involuntary termination of his employment, Mr. Hinz is entitled to nine months' severance pay and one year of accelerated vesting of his stock options.

    David H. Rutchik. We have entered into an employment agreement with Mr. Rutchik to employ him as our Executive Vice President, Corporate Development and General Counsel, effective July 5, 1999. The agreement is for an initial term of three years, but calls for an automatic two-year renewal unless either Mr. Rutchik or we give advance notice to the contrary. Mr. Rutchik's base salary is $190,000 per year and he is eligible for annual bonuses of up to 50% of his base salary.

    The severance provisions of Mr. Rutchik's employment agreement are the same as the corresponding provisions in our employment agreement with Mr. Schmieg, described above. Our agreement with Mr. Rutchik further provides that any stock options held by him will vest upon an initial public offering or a change of control of our company.

    John B. Holmblad. We have entered into an agreement with Mr. Holmblad to serve as our Executive Vice President and Chief Technology Officer. The agreement does not have a fixed term. Mr. Holmblad's base salary is $190,000, and the agreement calls for a performance-based bonus of up to 50%. Under the terms of the agreement, stock options held by Mr. Holmblad will fully vest upon a change of control of the company. Upon the involuntary termination of his employment, Mr. Holmblad is entitled to nine months' severance pay and one year accelerated vesting of stock options.

    Each of Messrs. Schmieg, Garza, Hinz, Rutchik and Holmblad has entered into a confidentiality and non-competition agreement with us. These agreements place certain restrictions on the individuals' ability to own interests in or be employed by entities that provide data and/or voice telecommunications services in Latin America following their employment by us.

1996 and 1999 Stock Option Plans

    Our 1996 stock option plan became effective on October 1, 1996 and was recently amended on March 22, 2000. Our 1999 stock option plan became effective on August 12, 1999, and was recently amended on January 26, 2000. The purposes of the plans are to attract and retain personnel, to provide additional incentive to employees, directors and consultants by increasing their ownership interests in our company, and to promote the success of our business. We use our 1996 plan to provide stock options for our own directors and employees and we use the 1999 plan for the benefit of the directors and employees of our subsidiaries. Our board of directors and compensation committee administer the plans, determine the persons who will receive awards and establish the terms and conditions of those awards.

    Options granted under the plans may be either incentive or non-qualified stock options, as determined by the board of directors and/or compensation committee at the time of grant. Our employees, including officers and directors, are eligible to receive both incentive and nonqualified stock options. However, non-employee directors and consultants are eligible to receive only nonqualified stock options.

    The per share exercise price of incentive stock options granted to an employee who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of Diveo or of any subsidiary, must be no less than 110% of fair market value on the date of grant. The exercise price of incentive stock options granted to any other employee must be no less than fair market value on the date of grant. The board of directors and/or compensation committee determines the exercise price of nonqualified stock options at the time of grant.

    The term of each option is established by the board of directors and/or compensation committee, but may not be longer than ten years. In the case of an incentive option granted to an employee who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of our stock or of any of our subsidiaries, the term may be no longer than 5 years. Individual option grants vest over time, as determined by the board of directors and/or compensation committee, which is generally four years. All stock options granted under the 1996 plan vest automatically upon a change of control, as defined in that plan.

    Under the 1996 and 1999 plans, the maximum number of shares that may be subject to outstanding awards is 3,379,205 and 1,107,976, respectively. As of March 22, 2000, options for 5,310,346 shares had been granted. Each of the plans has a 10 year term.

Compensation Committee Interlocks and Insider Participation

    The members of the compensation committee of our board of directors are Robert Benbow, Robert J. Goad, Muneer A. Satter, David L. Solomon and Kevin Somerville. No member of the compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

    Certain of our stockholders who purchased our preferred stock in various private equity offerings entered into a stockholders' agreement and a registration rights agreement with us at the time of their investment. The stockholders' agreement provided generally for representation on the board, veto rights over certain corporate transactions, certain preemptive rights and rights of first refusal on sales by fellow stockholders. The stockholders' agreement will terminate upon closing of this offering. Affiliates of Goldman, Sachs & Co. participated in the first, second and third tranches of our Class B preferred stock offering in April, June and August 1999, respectively. Muneer Satter is a Managing Director in the Principal Investment Area of Goldman Sachs. In connection with this transaction, on April 16, 1999, we amended and restated our stockholders' agreement to add affiliates of Goldman Sachs as parties.

    Affiliates of Columbia Management participated in the first and second tranches of our Class B preferred stock offering in April and June 1999. Robert
J. Goad is President of Columbia Management. Meritage Private Equity Fund participated in the second and third tranches of our Class B preferred stock offering in June and August 1999. David L. Solomon is an Investment Director for Meritage.

    Certain other stockholders participated in our Class B preferred stock offering, including Alta Communications. Robert F. Benbow currently serves as the managing general partner of Alta.

    During fiscal year 1999, we paid David L. Solomon approximately $110,000 under a consulting agreement that called for Mr. Solomon to provide us with certain financial advisory services. We have terminated the agreement.

    In a series of transactions that took place throughout fiscal year 1999, we paid approximately $70,000 to Somerville & Company. Somerville & Company, of which Kevin Somerville is the founder and Chief Executive Officer, provided human resources consulting services including interviewing and hiring senior personnel.

    In addition, we granted several directors options to purchase shares of common stock. The following table provides information regarding stock options granted to the following directors:

                                                       No. of
                                                     Securities Exercise
                                                     Underlying  Price
                                                      Options     Per    Date of
Name                                                  Granted    Share    Grant
----                                                 ---------- -------- -------
Robert Goad.........................................  230,542    $4.34   4/19/99
David Solomon.......................................   31,250    $1.40   3/10/99
                                                        5,357    $4.34   1/26/00
Kevin Somerville....................................    2,678    $1.40   3/10/99
                                                       35,714    $4.34   1/26/00
Somerville & Company................................    3,714    $1.40   3/10/99

    For a description of certain other transactions, see "Related Party Transactions."

                           RELATED PARTY TRANSACTIONS

Agreement with Our Stockholders

    Certain of our stockholders who purchased our preferred stock in various private equity offerings entered into a stockholders agreement and a registration rights agreement with us. The stockholders agreement will terminate upon the closing of this offering. Affiliates of Goldman, Sachs & Co. participated in the first, second and third tranches of our Class B preferred stock offering in April, June and August 1999, respectively. Robert Gheewalla, one of our directors, is a Vice President in the Principal Investment Area of Goldman Sachs. In connection with this transaction, on April 16, 1999, we amended and restated our stockholders' agreement with shareholders, to add affiliates of Goldman Sachs as parties. For a description of the stockholders' agreement, see "Management--Compensation Committee Interlocks and Insider Participation."

    Certain other stockholders participated in our Class B preferred stock offering including Norwest Equity Capital. Blair Whitaker, another of our directors, is the general partner of Norwest Venture Partners.

    Affiliates of Texas Pacific Group, together with many of our existing stockholders participated in our Class C preferred stock offering in March 2000. Richard Schifter, one of our directors, is a managing partner of Texas Pacific Group. In connection with this transaction, on March 29, 2000, we amended and restated our stockholders' agreement with our stockholders to, among other things, add affiliates of Texas Pacific Group as parties.

Registration Rights Agreement

    On March 29, 2000, we amended and restated our existing registration rights agreement. The current registration rights restated agreement:

  . provides certain of the stockholders with the ability to require us to register their shares with the SEC beginning 180 days after we have made a public offering of our shares;

  . provides the stockholders with the ability to have their shares included with any registration statement to be filed by us with the SEC; and

  . provides for the circumstances in which these rights may be exercised and the restrictions of such rights, including the number of times such requests may be made, our ability to refuse such rights, the number of shares to be registered and the payment of stockholders' expenses.

Option Grants to Director

    Since January 1, 1999, we granted to Paolo Guidi, one of our directors, an option to purchase 2,678 shares of common stock at an exercise price of $1.40 per share and an additional option to purchase 21,428 shares of common stock at an exercise price of $4.34 per share.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of March 31, 2000, as adjusted
to reflect the sale of     shares of common stock in this offering, the
conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering and the proposed seven to one reverse stock split, by:

  . each person or group known by us to own beneficially more than 5% of our outstanding common stock;

  . each of our directors;

  . each named executive officer; and

  . all of our directors and executive officers as a group.

    We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated, the persons included in the table have sole voting and investment power with respect to all shares beneficially owned. Shares of common stock subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2000 are treated as outstanding and beneficially owned, with respect to the person holding these options for the purpose of computing the percentage ownership of that person. However, these shares are not treated as outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the business address of the persons included in the table is Diveo Broadband Networks, Inc., 3201 New Mexico Ave., NW, Washington, D.C. 20016. The percentages in the "After the Offering" column assume that the underwriters do not exercise their over-
allotment option to purchase up to     additional shares.

                                                               Percent of
                                                              Common Stock
                                              Shares of    Beneficially Owned
                                             Common Stock --------------------
                                             Beneficially Before the After the
Name and Address of Beneficial Owner            Owned      Offering  Offering
------------------------------------         ------------ ---------- ---------
Beneficial Owners of more than 5% of common
 stock
Alta Communications, Inc.(1)................   6,824,502     13.2%         %

Booth American Company(2)...................   3,464,786      6.7

GS Capital Partners III, L.P.(3)............  11,437,074     22.0

Meritage Private Equity Fund, L.P.(4).......   4,366,195      8.4

NAZCA Limited Partnership(5)................   2,659,297      5.1

Newbridge Diginet Investors, L.P.(6)........   4,735,596      9.1

Norwest Equity Capital, L.L.C.(7)...........   9,698,508     18.7

One Liberty Fund IV, L.P.(8)................   3,267,597      6.3


                                                               Percent of
                                                              Common Stock
                                              Shares of    Beneficially Owned
                                             Common Stock --------------------
                                             Beneficially Before the After the
Name and Address of Beneficial Owner            Owned      Offering  Offering
------------------------------------         ------------ ---------- ---------
Directors and Executive Officers
David R. Schmieg(9).........................    703,107      1.4%          %

Leon Garza..................................        --       --

Laurence A. Hinz(10)........................     30,357        *

David H. Rutchik(11)........................     25,000        *

John B. Holmblad(12)........................     71,042        *

Robert Benbow(13)...........................        --       --

Robert Gheewalla(3).........................        --       --

Robert J. Goad(14)..........................    489,361        *

Paolo Guidi(15).............................      8,929        *

Muneer Satter(3)............................        --       --

Richard P. Schifter.........................        --       --

David L. Solomon(16)........................    211,398        *

Kevin Somerville(17)........................  1,032,326      2.0

Blair Whitaker(7)...........................        --       --

All directors and executive officers as a
 group (14 persons).........................  2,571,519      4.9

--------
*   Less than 1%.
(1) Represents shares of common stock beneficially owned by investment funds affiliated with AHA Communications Inc., of which Robert F. Benbow is a managing general partner, including 2,881,776 shares and 115,271 shares issuable upon the exercise of currently exercisable warrants held by Alta Communications VII, 3,742,268 shares held by Alta Communications VI, L.P. and 85,186 shares held by Alta Comm S by S. Mr. Benbow disclaims beneficial ownership of the shares of common stock held by these funds, except to the extent of his proportionate pecuniary interest in such funds. The address of Alta Communications is One Embarcadero Center, Suite 4050, San Francisco, CA 94111-3729.
(2) Includes 51,872 shares issuable upon the exercise of currently exercisable warrants. The address of Booth American Company is 333 West Fort Street, Detroit, MI 48226.
(3) Represents 8,100,179 shares and 124,339 shares issuable upon the exercise of currently exercisable warrants held by GS Capital Partners III, L.P., 2,226,834 shares and 34,182 shares issuable upon the exercise of currently exercisable warrants held by GS Capital Partners III Offshore, 373,945 shares and 5,740 shares issuable upon the exercise of currently exercisable warrants held by Goldman, Sachs & Co. Verwaltungs GmbH and 563,208 shares and 8,645 shares issuable upon the exercise of currently exercisable warrants held by Stone Street Fund 1999, L.P. Muneer A. Satter and Robert Gheewalla are designees of GS Capital Partners. Each disclaims beneficial ownership of shares except to the extent of his pecuniary interest therein, if any. The address of GS Capital Partners III, L.P. is 85 Broad Street, New York, NY 10004.
(4) Represents 3,828,280 shares held by Meritage Private Equity Fund, L.P., 468,056 shares held by Meritage Private Equity Parallel Fund and 69,859 shares held by Meritage Entrepreneurs Fund, L.P. David Solomon is a designee of Meritage Private Equity Fund. The address of Meritage Private Equity Fund is 1600 Wynkoop Street, Suite 300, Denver, CO 80202.
(5) Represents 1,800,676 shares and 160,127 shares issuable upon the exercise of currently exercisable warrants held by NAZCA Limited Partnership and 620,752 shares and 77,742 shares issuable upon the exercise of currently exercisable warrants held by FRANCAREP. NAZCA and FRANCAREP are affiliates of the Rothschild family. The address of NAZCA Limited Partnership is Anchorage Centre, Second Floor, P.O. Box 30715 SMB, Harbour Drive, George Town, Grand Cayman, British West Indies.
(6) Richard Schifter is a designee of Newbridge Diginet Investors, L.P. The address of Newbridge Diginet Investors is 1133 Connecticut Ave., NW, Suite 700, Washington, D.C. 20036.
(7) Blair Whitaker is a designee of Norwest Equity Capital, L.L.C. Mr.
    Whitaker has reported that all voting and investment power with respect to the shares is held solely by the Managing Members of Norwest Equity
    Capital and he disclaims beneficial ownership of the shares, except to his pecuniary interest therein. The address of Norwest Equity Capital, L.L.C. is 245 Litton Avenue, Suite 250, Palo Alto, CA 94301.
(8) Represents 3,066,438 shares and 34,581 shares issuable upon the exercise of currently exercisable warrants held by OneLiberty Fund IV, L.P. and 164,849 shares and 1,729 shares issuable upon the exercise of currently exercisable warrants held by OneLiberty Advisors Fund IV, L.P. The address of OneLiberty Fund IV is 150 Cambridge Park Drive, Cambridge, MA 02140.
(9) Includes 224,750 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000.
(10) Represents shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000.
(11) Represents shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000.
(12) Includes 24,911 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000.
(13) The address of Robert Benbow is One Embarcadero Center, Suite 4050, San Francisco, CA 94111-3729.
(14) Includes 5,764 shares issuable upon the exercise of currently exercisable warrants and 83,251 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000. These securities are held of record by Columbia Management, Inc., of which Mr. Goad is President. Mr. Goad is the designee of Columbia Management on our board of directors.
(15) Represents shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000. The address of Paolo Guidi is 11480 Commerce Park Drive, Reston, VA 20191.
(16) Includes 2,786 shares issuable upon the exercise of currently exercisable warrants and 49,405 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000.
(17) Represents 193,281 shares and 10,417 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000 held by Kevin Somerville, 128,663 shares held by Somerville & Co. and 682,674 shares and 17,291 shares issuable upon the exercise of currently exercisable warrants held by Norwest Bank Colorado, N.A., Trustee of the Somerville & Co. PSP, FBO Kevin Somerville. Mr. Somerville has reported that he shares voting and dispositive power over the shares held by Somerville & Co. and the Somerville & Co. PSP. The address of Mr. Somerville is 727 E. 16th Ave., Denver, CO 80203.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of our common stock in the public market could adversely affect our common stock's prevailing market price. Upon completion of this offering, and after the automatic conversion of shares of preferred stock outstanding prior to this offering, we will have outstanding an aggregate of shares of our common stock, assuming no exercise of the underwriters over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

    The remaining 51,394,331 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Securities Act Rule 144 or 701. We summarize these two rules below. Rules 144 and 701 provide that the restricted securities will be available for sale in the public market on the date that is one year from the date they were issued, subject to the volume limitations and other conditions of Rule 144.

    The information presented herein is adjusted to reflect the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon closing of this offering and the proposed seven to one reverse stock split.

Lock-Up Agreements

    All of our officers and directors, the most senior employee of each operating subsidiary and several of our stockholders, who will own an aggregate of 52,087,151 shares (of which 2,274,780 shares are issuable upon the exercise of options) of common stock after this offering closes, have signed lock-up agreements. Under these agreements, they have agreed, among other things, not to transfer or dispose of any shares of common stock, or any securities convertible into shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Goldman, Sachs & Co. This consent may be given at any time without public notice.

Rule 144

    Under Rule 144, 39,645,336 shares of common stock will be freely tradable 90 days after this offering closes. Of these shares of common stock, 39,099,425 shares are subject to lock-up agreements. In general, under Rule 144, beginning 90 days after the closing of this offering, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding,
    which will equal approximately     shares immediately after this
    offering; or

  . the average weekly trading volume of the common stock on The Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Persons who are our affiliates must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of our common stock in the public that are not restricted securities.

    Under Rule 144(k), 585,226 shares of common stock will be freely tradable after this offering closes. Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "Rule 144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

    As of the date of this prospectus, a total of 4,905,421 shares of common stock have been issued or are issuable upon the exercise of options. All of these shares, subject to option vesting, will be eligible for sale in reliance on Rule 701 beginning 90 days after the closing of this offering. Of these shares of common stock, 2,274,780 are subject to lock-up agreements. In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who has purchased shares from us in connection with a compensatory plan or other agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

Registration Rights

    180 days after the completion of this offering, most of our stockholders, who will own an aggregate of 51,071,921 shares of common stock, will have registration rights as to their shares. Of these shares of common stock, 50,055,786 shares are subject to lock-up agreements. Under certain circumstances, these stockholders, or their transferees, will be entitled to demand that we register their shares. In addition, all of the stockholders who have registration rights are entitled to piggyback registration. See "Related Party Transactions--Registration Rights Agreement." After registration, these shares will be freely tradable without restriction under the Securities Act, unless the shares are purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Stock Option Plans

    We intend to file a registration statement under the Securities Act covering 4,923,743 shares of common stock reserved for issuance under our stock
option plans. As of the date of this prospectus, options to purchase     shares
of common stock were outstanding. The registration statement is expected to be filed and become effective after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market shortly after this offering closes, and in the case of our officers, directors, the most senior employee of each operating subsidiary, and most stockholders who have entered into lock-up agreements, after the 180-day lock-up agreements expire.

                          DESCRIPTION OF CAPITAL STOCK

General

    The information presented herein is adjusted to reflect the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering and the proposed seven to one reverse stock split. Our authorized capital stock consists of 477,324,819 shares of common stock, 67,159,073 shares of non-voting common stock and 403,865,714 shares of preferred stock, each with a par value of $.0001 per share.

Common Stock

    As of the date of this prospectus, there were 3,440,807 shares of common stock outstanding and held of record by 21 stockholders. Based upon the number of shares outstanding as of the date of this prospectus and giving effect to
the issuance of    shares of common stock by us in this offering and the
conversion of the outstanding preferred stock upon the closing of this offering
there will be    shares of common stock outstanding upon completion of this offering.

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably, dividends, if any, as the board of directors may declare out of funds legally available, subject to any preferential dividend rights of any then-outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the net assets available after the payment of all our debts and other liabilities and subject to the prior rights of any then-outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in the offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. See "--Preferred Stock."

Non-voting Common Stock

    We have one stockholder who, because of certain bank holding company regulatory restrictions, owns shares of our non-voting common stock. Our non-voting common stock is identical to our common stock except in two respects. First, our non-voting common stock is not entitled to any voting rights, except as required by law. Second, holders of our non-voting common stock may, at the option of the holder (unless the holder is subject to certain restrictions under the Bank Holding Company Act of 1956, as amended, and the regulations thereunder), convert shares of non-voting common stock into fully paid and non-assessable shares of common stock on a share-for-share basis.

Preferred Stock

    Upon the consummation of this offering, all of our preferred stock outstanding immediately prior to this offering will be converted into shares of our common stock. Therefore, the following information pertains to any preferred stock that we may issue in the future pursuant to our certificate of incorporation.

    Following the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up
to an aggregate of    shares of preferred stock in one or more series. The
board of directors may fix or alter the designations, preferences, rights and any qualification, limitations or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series. As of the closing of this offering, no shares of preferred stock will be outstanding. Although the ability of the board of directors to designate and issue preferred stock could provide flexibility in possible acquisitions or other corporate purposes, issuance of preferred stock may have adverse effects on the holders of common stock. The effects include:

  . restrictions on dividends on the common stock if dividends on the preferred stock have not been paid;

  . dilution of voting power of the common stock to the extent the preferred stock has voting rights; or

  . deferral of participation in our assets upon liquidation until satisfaction of any liquidation preference granted to holders of the preferred stock.

    In addition, issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The board of directors, however, currently does not contemplate the issuance of any preferred stock and is not aware of any pending transactions that would be affected by such issuance.

Warrants

    As of the date of this prospectus, warrants were outstanding to purchase an aggregate of 368,723 shares of our series A-2 preferred stock at an exercise price of $3.833 per share. These warrants will expire on the earlier of June 1, 2005 or the closing of an underwritten public offering. Also as of the date of this prospectus, warrants were outstanding to purchase an aggregate of 576,356 shares of our series B-1 preferred stock at an exercise price of $4.338 per share. These warrants will expire on April 16, 2009. Generally, each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications or consolidations. At the close of this offering, all outstanding shares of our preferred stock will automatically convert to shares of our common stock, and all warrants to purchase shares of our series B-1 preferred stock will automatically convert to warrants to purchase shares of our common stock.

Limitation of Liability and Indemnification Matters

    Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, the certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under a provision of Delaware law relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock or (4) for any transaction from which the director derives an improper personal benefit. As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

    Our bylaws provide for the indemnification of directors and officers and any person who is or was serving at our request as a director or officer to the fullest extent authorized by, and subject to the conditions set forth in, the Delaware General Corporation Law against all expenses, liabilities and losses. The indemnification provided under the bylaws includes the right to be paid for expenses incurred in connection with indemnifiable claims. In addition, we maintain directors' and officers' liability insurance.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is     .

                                  UNDERWRITING

    Diveo and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Salomon Smith Barney Inc. are the representatives of the underwriters.

                            Underwriters                        Number of Shares
                            ------------                        ----------------
      Goldman, Sachs & Co......................................
      Salomon Smith Barney Inc.................................
                                                                    --------
        Total..................................................
                                                                    ========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from Diveo to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts to be paid to the underwriters by Diveo. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                             Paid by Diveo
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
      Per Share.......................................    $            $
      Total...........................................    $            $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $   per share from the initial public offering price. Any
such securities dealer may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $   per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    Diveo and its directors, officers and holders of substantially all of its common stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. Please see "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

    Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among Diveo and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Diveo's historical performance, estimates of the business potential and earnings prospects of Diveo, an assessment of Diveo's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    We have applied to have the common stock quoted on The Nasdaq National
Market under the symbol "   ."

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

    At the request of Diveo, the underwriters are reserving up to     shares of
common stock for sale at the initial public offering price to certain of Diveo's directors, employees and associates through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered by this prospectus.

    The underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

    Goldman, Sachs & Co. may use this prospectus in connection with offers and sales related to market-making transactions in the shares of common stock. Goldman, Sachs & Co. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when they act as agent for both such parties. Such sales will be made at prevailing market prices at the time of sale, at prices related to prevailing market prices or negotiated prices.

    Diveo estimates that its share of the total expenses of the offering,
excluding underwriting discounts and commissions, will be approximately $   .
The Underwriters have agreed to reimburse Diveo for certain expenses incurred by Diveo in connection with the offering.

    Diveo has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Pursuant to our shareholders agreement, an affiliate of Goldman, Sachs & Co. has designated Robert Gheewalla and Muneer Satter as directors. Upon the consummation of this offering, such affiliate shall no longer have a contractual right to nominate any directors.

    Because an affiliate of Goldman, Sachs & Co. beneficially owns more than 10% of Diveo's shares, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. That rule requires that the initial public offering price be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Salomon Smith Barney Inc. has served in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

                                 LEGAL MATTERS

    The validity of the shares of common stock being offered hereby and other legal matters will be passed upon for Diveo by Hogan & Hartson L.L.P., Washington, D.C. Legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    Our consolidated financial statements at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      ENFORCEABILITY OF CIVIL LIABILITIES

    Although we are a corporation organized under the laws of the State of Delaware, our principal operations are in various Latin American countries. Substantially all of our assets are located in Argentina, Brazil, Colombia, Panama, Peru and Uruguay. As a result, investors in our common stock may not be able to enforce against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to enforceability in original actions in courts of each of the foregoing Latin American jurisdictions of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in the courts in each of those Latin American jurisdictions of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

                             ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1. It includes exhibits and schedules. This prospectus is a part of the registration statement, but it does not contain all of the information that is in the registration statement, which contains more information about Diveo and the common stock. Statements contained in this prospectus concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries that disclose the material terms of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. You may read and copy all or any portion of the registration statement at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. The registration statement is also available to you on the SEC's Internet site (http://www.sec.gov). We intend to furnish our stockholders with annual reports containing financial statements audited by independent public accountants and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

    We have not taken any action to permit a public offering of our shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

    Our logo and certain titles and logos of our services are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. The terms of our service marks or trademarks are registered or otherwise protected under the laws of various jurisdictions.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        Diveo Broadband Networks, Inc. (formerly Diginet Americas, Inc.)

Report of Ernst & Young LLP, Independent Auditors........................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit)................... F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Diveo Broadband Networks, Inc.

    We have audited the accompanying consolidated balance sheets of Diveo Broadband Networks, Inc. (formerly Diginet Americas, Inc.) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diveo Broadband Networks, Inc. (formerly Diginet Americas, Inc.) and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                        Ernst & Young LLP

McLean, VA
March 8, 2000, except for
 Note 14, as to which the
date is  April   , 2000

--------------------------------------------------------------------------------

    The foregoing report is in the form that will be signed upon the completion of the restatement of the capital accounts described in Note 14 to the consolidated financial statements.

                                                      /s/ Ernst & Young LLP

McLean, Virginia
March 31, 2000

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

                          CONSOLIDATED BALANCE SHEETS

                (in thousands, except share and per share data)

                                                             December 31,
                                                          -------------------
                                                            1998      1999
                                                          --------  ---------
                         ASSETS
Current assets:
  Cash and cash equivalents.............................. $ 12,954  $  17,537
  Short-term investments.................................      --      64,751
  Accounts receivable, net of allowance for doubtful
   accounts of $0 and $23 at December 31, 1998 and 1999,
   respectively..........................................       23        262
  Recoverable taxes......................................      713      5,189
  Prepaid expenses and other current assets..............      263        559
                                                          --------  ---------
    Total current assets.................................   13,953     88,298
Property and equipment, net..............................    5,014     34,339
Spectrum and operating licenses, net.....................    4,708     10,950
Other....................................................      505      4,146
                                                          --------  ---------
    Total assets......................................... $ 24,180  $ 137,733
                                                          ========  =========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities............... $  2,812  $  10,929
  Accrued compensation...................................      334      2,613
  Long-term debt--current portion........................      452      1,277
                                                          --------  ---------
    Total current liabilities............................    3,598     14,819
Long-term debt, net of current portion...................      477     14,806
                                                          --------  ---------
Total liabilities........................................    4,075     29,625
Stockholders' equity:
Class A convertible preferred stock, $0.0001 par value,
 101,750,000 shares authorized, 8,077,782 shares issued
 and outstanding at December 31, 1998 and 1999;
 liquidation preference of $38,381,305 at December 31,
 1999....................................................   30,529     30,529
Class B convertible preferred stock, $0.0001 par value,
 201,200,000 shares authorized, 26,546,899 shares issued
 and outstanding at December 31, 1999; liquidation
 preference of $123,865,616 at December 31, 1999.........      --     112,720
Common stock, $0.0001 par value, 400,000,000 shares
 authorized, 1,945,090 and 2,147,726 shares issued and
 outstanding at December 31, 1998 and 1999,
 respectively............................................      --         --
Non voting common stock, $0.0001 par value, 60,000,000
 shares authorized, no shares issued and outstanding ....      --         --
Additional paid-in capital...............................       78        299
Accumulated deficit......................................  (10,502)   (35,440)
                                                          --------  ---------
Total stockholders' equity...............................   20,105    108,108
                                                          --------  ---------
Total liabilities and stockholders' equity............... $ 24,180  $ 137,733
                                                          ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (in thousands, except share and per share data)

                                                Year ended December 31,
                                             --------------------------------
                                               1997       1998        1999
                                             ---------  ---------  ----------
Revenues:
  Digital Dedicated Access services......... $     --   $      24  $      927
  Dedicated Internet services...............       --         --          216
                                             ---------  ---------  ----------
    Total revenues..........................       --          24       1,143
Costs and expenses:
  Technical and operating...................       --         692       3,276
  Sales and marketing.......................       --         260       2,403
  General and administrative................       922      3,134       6,535
  Salaries and benefits.....................       415      4,503      13,032
  Depreciation and amortization.............         3        376       2,511
                                             ---------  ---------  ----------
    Total costs and expenses................     1,340      8,965      27,757
                                             ---------  ---------  ----------
Loss from operations........................    (1,340)    (8,941)    (26,614)
Other income (expense):
  Interest income...........................        24        531       2,579
  Interest expense..........................      (264)      (391)       (551)
  Other, net................................       --         (30)       (247)
                                             ---------  ---------  ----------
Loss before provision for income taxes......    (1,580)    (8,831)    (24,833)
Provision for income taxes..................       --         --         (105)
                                             ---------  ---------  ----------
Net loss.................................... $  (1,580) $  (8,831) $  (24,938)
                                             =========  =========  ==========
Basic and diluted net loss per share........ $   (0.85) $   (4.66) $   (12.23)
                                             =========  =========  ==========
Pro forma basic and diluted net loss per
 share......................................                       $    (0.94)
                                                                   ==========
Shares used in calculation of net loss per
 share:
  Basic and diluted......................... 1,867,296  1,894,598   2,039,097
                                             =========  =========  ==========
  Pro forma basic and diluted...............                       26,451,334
                                                                   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                (in thousands, except share and per share data)

                               Class A            Class B                                                   Total
                           Preferred Stock    Preferred Stock     Common Stock   Additional             Stockholders'
                          ----------------- ------------------- ----------------  Paid-In   Accumulated    Equity
                           Shares   Amount    Shares    Amount   Shares   Amount  Capital     Deficit     (Deficit)
                          --------- ------- ---------- -------- --------- ------ ---------- ----------- -------------
Balance at December 31,
 1996...................        --  $   --         --  $    --  1,857,142 $ --      $  1     $    (91)    $    (90)
Exercise of options.....        --      --         --       --     14,591   --       --           --           --
Net loss for 1997.......        --      --         --       --        --    --       --        (1,580)      (1,580)
                          --------- ------- ---------- -------- --------- -----     ----     --------     --------
Balance at December 31,
 1997...................        --      --         --       --  1,871,733   --         1       (1,671)      (1,670)
Issuance of Class A
 preferred stock, net of
 offering costs of
 $428,780...............  8,077,782  30,529        --       --        --    --       --           --        30,529
Exercise of options.....        --      --         --       --     73,357   --         5          --             5
Options for services
 rendered...............        --      --         --       --        --    --        72          --            72
Net loss for 1998.......        --      --         --       --        --    --       --        (8,831)      (8,831)
                          --------- ------- ---------- -------- --------- -----     ----     --------     --------
Balance at December 31,
 1998...................  8,077,782  30,529        --       --  1,945,090   --        78      (10,502)      20,105
Issuance of Class B
 preferred stock, net of
 offering costs of
 $2,429,752.............        --      --  26,546,899  112,720       --    --       --           --       112,720
Exercise of options.....        --      --         --       --    202,636   --       174          --           174
Options for services
 rendered...............        --      --         --       --        --    --        47          --            47
Net loss for 1999.......        --      --         --       --        --    --       --       (24,938)     (24,938)
                          --------- ------- ---------- -------- --------- -----     ----     --------     --------
Balance at December 31,
 1999...................  8,077,782 $30,529 26,546,899 $112,720 2,147,726 $ --      $299     $(35,440)    $108,108
                          ========= ======= ========== ======== ========= =====     ====     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                    Year ended December 31,
                                                   ---------------------------
                                                    1997     1998      1999
                                                   -------  -------  ---------
Cash flows from operating activities:
Net loss.........................................  $(1,580) $(8,831) $ (24,938)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation of property and equipment.........      --       115      1,857
  Amortization of spectrum and operating
   licenses......................................        3      261        654
  Non-cash interest expense......................      --       --         285
  Non-cash stock-based compensation..............      --        72         47
  Write-off of capitalized spectrum and operating
   licenses......................................      --       --         105
  Changes in operating assets and liabilities:
    Accounts receivable..........................      --       (23)      (239)
    Recoverable taxes............................      (10)    (703)    (4,476)
    Prepaid expenses and other current assets....      (36)    (227)      (296)
    Other assets.................................      (45)      17     (2,023)
    Accounts payable and accrued liabilities.....      937      595      8,117
    Accrued compensation.........................      159      175      2,279
                                                   -------  -------  ---------
Net cash used in operating activities............     (572)  (8,549)   (18,628)
Cash flows from investing activities:
  Capital expenditures...........................     (114)  (2,807)   (28,682)
  Purchase of short-term investments.............   (1,481)     --     (64,751)
  Sale of short-term investments.................      --     1,481        --
  Purchase of performance bonds..................     (448)     --        (300)
  Acquisition of spectrum and operating
   licenses......................................   (1,790)  (3,103)    (7,001)
                                                   -------  -------  ---------
Net cash used in investing activities............   (3,833)  (4,429)  (100,734)
Cash flows from financing activities:
  Proceeds from issuance of common stock.........        1        5        174
  Proceeds from issuance of Preferred Stock,
   net...........................................      --    21,735    112,720
  Proceeds from long-term debt...................      --       --      12,548
  Repayments of long-term debt...................      --       --      (1,497)
  Proceeds from the issuance of convertible
   debentures....................................    3,250    5,500        --
  Repayment of convertible debentures............      --      (500)       --
  Proceeds from notes payable to stockholders....    1,408      --         --
  Repayment of notes payable to stockholders.....      --    (1,064)       --
                                                   -------  -------  ---------
Net cash provided by financing activities........    4,659   25,676    123,945
Increase in cash and cash equivalents............      254   12,698      4,583
Cash and cash equivalents at beginning of year...        2      256     12,954
                                                   -------  -------  ---------
Cash and cash equivalents at end of year.........  $   256  $12,954  $  17,537
                                                   =======  =======  =========
Supplemental disclosure of cash flow information:
  Interest paid..................................  $     1  $   136  $     282
                                                   =======  =======  =========
  Income taxes paid..............................  $   --   $   --   $     --
                                                   =======  =======  =========
Supplemental disclosure of non-cash investing and
 financing activities:
Debt issued for the acquisition of equipment.....  $   --   $ 2,207  $   2,500
                                                   =======  =======  =========
Conversion of debt to Preferred Stock............  $   --   $ 8,794  $     --
                                                   =======  =======  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

    Diveo Broadband Networks, Inc. (the "Company"), formerly known as Diginet Americas, Inc., was incorporated in October 1996 as a Delaware corporation. The Company has incorporated in Delaware subsidiaries for the purpose of owning the entities incorporated by the Company in each of the Company's operating markets.

    The Company seeks to become a leading facilities-based provider of integrated Internet, data and voice services in high growth urban markets throughout Latin America. Through the Company's local fixed wireless broadband access networks, the Company currently provides large and medium-sized corporations, telecommunications carriers, Internet service providers, content and e-commerce providers and system integrators with high-speed data transport and Internet access. The Company's communications services are subject to varying degrees of governmental regulation in the operating markets. The Company launched services in Buenos Aires, Argentina in March 1999 and in Sao Paulo, Brazil in December 1999.

2. Summary of Significant Accounting Policies

Consolidation

    The consolidated financial statements include the accounts of Diveo Broadband Networks, Inc. and its subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Development Stage Company

    During 1999, the Company commenced commercial operations by launching its services in Buenos Aires, Argentina and Sao Paulo, Brazil. Accordingly, as of December 31, 1999, the Company is no longer considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises."

Foreign Currency Translation

    The functional currency of the Company's foreign subsidiaries is the U.S. Dollar. The monetary assets and liabilities of the Company's foreign subsidiaries are re-measured into U.S. Dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are re-measured at historical rates. Revenues, expenses, gains and losses are re-measured at the average exchange rates for the period. Resulting re-measurement losses are recognized in results of operations and amounted to $4,000, $6,000 and $179,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Foreign currency gains or losses resulting from transactions being denominated in currency other than the local currency have not been significant to date.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make use of estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


Business and Concentrations of Credit Risk

    The Company is developing communications systems in Latin America. Each of the Company's subsidiaries has a unique and distinct market, operating environment, and local economy. Achieving each operating plan is dependent on successfully contending not only with normal risks associated with constructing and operating communication networks, but also risks unique to operating in foreign countries, such as regulatory compliance, contractual restrictions, labor laws, expropriation, nationalization, political, economic or social instability, and confiscatory taxation.

    The Company places its cash and investments with financial institutions. Essentially all of the Company's cash and short-term investments are with two institutions at December 31, 1999. The Company's cash and short-term investments are comprised mainly of high-credit quality corporate commercial paper and money market funds. As a result, substantially all of the cash, cash equivalents and short-term investments at December 31, 1999 are uninsured. Management believes that the financial risks associated with such investments are minimal. With respect to accounts receivable, the Company performs ongoing credit evaluations of its customers, generally does not require collateral, and maintains an allowance for doubtful accounts based on historical experience and management's expectations. For the year ended December 31, 1999, one customer in Buenos Aires, Argentina represented approximately 20% of the Company's consolidated revenues.

Financial Instruments

    The carrying value of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and equipment financing debt approximates fair value.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with an original maturity of less than three months to be cash equivalents. Cash equivalents consist of cash in banks, insured money market accounts, money market mutual fund shares and qualifying corporate commercial paper.

    Included in prepaid expenses and other current assets is approximately $600,000 of restricted cash at December 31, 1999. The restricted cash represents cash held in escrow in connection with the Company's acquisition of spectrum and an operating license in Peru (see Note 4).

Short-Term Investments

    Short-term investments consist of high-credit quality commercial debt and shares of mutual funds that invest in short and medium term U.S. government bonds and T-bills with maturities of less than one year. The short-term investments are classified as available for sale and the carrying amount approximates fair value.

Recoverable Taxes

    Recoverable taxes relate to value-added taxes (VAT) incurred on the supply of goods and services purchased by the Company and are eventually borne by the final consumer. VAT payments made by the Company on the build-out of its communications networks are recovered from customers as services are provided. Since the Company believes that the value-added tax receivable is realizable, the Company has not recorded a reserve against the asset.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


Property and Equipment

    Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets beginning on the date those assets are put in service.

    The Company constructs certain of its own network systems and related facilities. Certain internal costs directly related to the construction of such facilities, including a portion of the salaries, benefits and taxes of some employees are capitalized. The Company also capitalizes interest expense, to the extent incurred, as a component of the cost of the construction of its own network systems and related facilities. During the year ended December 31, 1999, the Company capitalized interest expense of $185,000.

    As of December 31, 1999, portions of the Company's telecommunications service equipment was in use in a testing phase for several customers in Colombia and certain markets in Brazil. Accordingly, such telecommunications service equipment was not being depreciated during 1999.

    Costs incurred during the application development stage for internal use software, as well as costs incurred for website development, are capitalized as incurred in accordance with Statement of Position No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Such costs amounted to approximately $0, $55,290, and $541,011 during the years ended December 31, 1997, 1998 and 1999, respectively. The Company amortizes the capitalized amounts over a three-year period.

Spectrum and Operating Licenses

    Spectrum and operating licenses are amortized using the straight-line method over the license grant period, usually 10 to 20 years, beginning the date the license is granted to the Company. Acquired spectrum and operating licenses are amortized using the straight-line method over the remaining license grant period. The Company is currently amortizing its spectrum and operating licenses for Argentina, Brazil, Colombia, Panama and Peru. The Company is required to pay recurring fees to maintain its spectrum and operating licenses. Such fees are expensed as incurred.

Other Assets

    Included in other assets is approximately $2.5 million of debt issuance costs that originated in connection with the Company's equipment financing debt. The Company is amortizing the debt issuance costs to interest expense over the five year term of the related equipment financing debt.

    During 1999, the Company and certain of its subsidiaries entered into three party arrangements with a financial institution whereby an aggregate of approximately $4.1 million was borrowed by the subsidiaries and concurrently, a like amount certificate of deposit was placed at the financial institution by the Company. The arrangements establish a right of setoff and, accordingly, the amounts have been netted for purposes of the consolidated financial statement presentation.

Recoverability of Long-Lived Assets

    The recoverability of licenses and property and equipment is dependent upon the successful build-out of communication networks, especially fixed wireless communication networks, in each of the respective markets in which the Company plans to be operating or through the sale of such assets.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


    In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, management periodically reviews, if an impairment indicator exists, the carrying value and lives of spectrum licenses and property and equipment it owns. If the expected future cash flows from the use of these assets (undiscounted and without interest charges) are less than the carrying value, the Company's policy is to record a write-down that is determined based on the difference between the carrying value of the asset and its estimated fair value. During 1999, the Company recorded an impairment charge related to capitalized spectrum and operating license costs for Mexico. See Note 4.

Stock-Based Compensation

    The Company accounts for its stock-based compensation in accordance with APB No. 25, Accounting for Stock Issued to Employees ("APB 25") using the intrinsic value method. Stock-based compensation related to options granted to non-employees is accounted for using the fair value method in accordance with Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has made pro forma disclosures required by FAS 123 for all options granted.

Revenue Recognition

    Revenues from providing digital dedicated access and Internet access and connectivity services are recognized as services are rendered based on contractual access fees. The Company provides services to customers under contracts that typically range from one to three years. The Company provides services to end-user business customers and to other telecommunications service providers, Internet service providers and systems integrators.

    The Company recognizes non-refundable installation fees upon the customers' acceptance of the completed installation.

Advertising Costs

    The Company expenses advertising as incurred. Advertising expense was $0, $231,000, and $1,326,000 for the years ended December 31, 1997, 1998, and 1999, respectively.

Start-Up Costs

    The Company has expensed all start-up costs as incurred since inception.

Income Taxes

    The Company accounts for its income taxes using the liability method.

Comprehensive Loss

    For the years ended December 31, 1997, 1998 and 1999, the Company's net loss reflects comprehensive loss and accordingly, no additional disclosure is presented.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


Net Loss Per Share and Pro Forma Net Loss Per Share

    Basic net loss per share is based on the weighted average shares outstanding during the period. Diluted net loss per share increases the shares used in the basic net loss per share calculation by the dilutive effects of options, warrants, and preferred stock. The Company's common stock equivalent shares outstanding from stock options, warrants and preferred stock are excluded from the diluted net loss per share computation as their effect is antidilutive.

    Pro forma net loss per share for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Class A Preferred Stock and Class B Preferred Stock into shares of the Company's common stock as if such conversion occurred at the later of January 1, 1999 or the date of original issuance. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 24,412,237 shares for the year ended December 31, 1999.

3. Property and Equipment

    The amounts included in property and equipment are as follows (in thousands):

                                                       December 31,    Estimated
                                                      ---------------   Useful
                                                       1998    1999      Life
                                                      ------  -------  ---------
   Communications networks in development............ $1,590  $ 4,862
   Communication networks in service.................  2,082   23,272    7 years
   Computer equipment................................    788    3,725  3-5 years
   Furniture and leasehold improvements..............    564    4,186  5-7 years
   Other.............................................    105      266  3-5 years
                                                      ------  -------
                                                       5,129   36,311
   Accumulated depreciation..........................   (115)  (1,972)
                                                      ------  -------
                                                      $5,014  $34,339
                                                      ======  =======

4. Spectrum and Operating Licenses

    The Company capitalizes costs directly associated with the Company's acquisitions of spectrum and operating licenses. Accumulated amortization amounted to $263,190 and $912,805 at December 31, 1998 and 1999, respectively.

    The Company has acquired all of the outstanding stock of two companies: (a) Tellink, S.A. ("Tellink") located in Peru and (b) Eritown Corporation Argentina S.A. ("Eritown") located in Argentina. The Company acquired Tellink on December 17, 1999 for $1.2 million, which consisted of $600,000 of cash and $600,000 of cash held in escrow (restricted cash) to be released to the seller upon expiration of the escrow period assuming no claims exist against the seller. This escrow amount will be released in 2000. The Company acquired Eritown in October 1999 for $2.0 million of cash. The assets of Tellink and Eritown consisted entirely of the spectrum and operating licenses and therefore, the Company has allocated the entire purchase price to the spectrum and operating licenses acquired and is amortizing the licenses over the remaining grant period (7-10 years), in accordance with the Company's policy.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


    The Company capitalizes costs related to efforts to gain spectrum licenses or operating licenses in existing and new markets. As of December 31, 1998 and 1999, the Company has capitalized approximately $331,000 and $353,000, respectively, of costs related to markets in which the Company has not yet obtained a spectrum or operating license. Management believes there is a high likelihood of success for obtaining licenses in these markets.

    Management periodically reviews the status of all spectrum and operating license efforts in each target market and estimates the probability of success of the process. If and when the success of a spectrum or operating license in any market is deemed less than likely, costs capitalized related to that effort are written-off to the statements of operations. In connection with this policy, during the year ended December 31, 1999, the Company wrote off approximately $105,000 of costs previously capitalized related to the Company's spectrum and operating license efforts in Mexico.

5. Performance Bonds

    During 1997, in connection with obtaining the Company's spectrum and operating license in Colombia, the Company was required to obtain a performance bond of $340,000 in favor of the Colombian telecommunications regulatory body. During 1999, the Company was required to obtain a performance bond of $300,000 in favor of the Uruguayan telecommunications regulatory body related to a grant of fixed wireless spectrum. The performance bonds are fully backed by U.S. dollar denominated deposits held at various financial institutions. These deposits are classified as other assets on the balance sheets. Release of the performance bonds, and, therefore, release of the cash collateral, is dependent on the Company's achievement of certain service offering, investment or network build out requirements. As of December 31, 1999, the Colombian and Uruguayan performance bonds were still outstanding.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


6. Long-Term Debt

    During 1998 and 1999, the Company entered into multi-year credit agreements with three of its vendors whereby the vendors agreed to provide financing of up to a certain amount to the Company for the sole purpose of acquiring the vendors' and limited amounts of third party equipment and services. Equipment financing debt consists of the following:

                                                                December 31,
                                                               ---------------
                                                               1998     1999
                                                               -----  --------
                                                               (in thousands)
      Equipment financing with Ericsson Credit AB for a total
       commitment of $300,000,000 consisting of (1) Tranche A
       of $187,500,000, with aggregate outstanding principal
       balance due in six installments, payable every six
       months after August 27, 2001 and (2) Tranche B of
       $112,500,000 with aggregate outstanding principal
       balance due in seven installments, payable every six
       months after the 18-month anniversary of Tranche B
       effective date. Interest is charged at LIBOR plus
       6.25% (12.71% at December 31, 1999 and changed to
       LIBOR plus 5.75% effective January 2000) and is
       payable every six months. The Company is required to
       pay a one-time facility fee of $437,500 for Tranche A
       and a facility fee of 1.10% of the Tranche B
       commitment for Tranche B. The Company is also required
       to pay a commitment fee equal to 1.10% of the unused
       portion of Tranche A and Tranche B commitments. The
       unused portion of Tranche A amounted to $173,495,485
       at December 31, 1999..................................  $  --  $ 14,006

      Equipment financing with Lucent Technologies, Inc. for
       a total commitment of $100,000,000 consisting of (1)
       Tranche A of $62,500,000 with aggregate outstanding
       principal balance due in six installments, payable
       every six months after November 22, 2001 and (2)
       Tranche B of $37,500,000 with aggregate outstanding
       principal balance due in seven installments, payable
       every six months after the 18-month anniversary of the
       Tranche B effective date. Interest is charged at LIBOR
       plus 5.75% (12.21% at December 31, 1999) and is
       payable every six months. The Company is required to
       pay a one-time facility fee of $687,500 for Tranche A
       and a facility fee of 1.10% of the Tranche B
       commitment for Tranche B. The Company is also required
       to pay a commitment fee equal to 1.10% of the unused
       portion of Tranche A and Tranche B commitments. The
       entire amount of Tranche A was unused at December 31,
       1999..................................................    --        --

      Equipment financing with Network Equipment Technologies
       for a total commitment of $3,528,372, due in varying
       and specified payments through March 31, 2001, with an
       effective interest rate of 5.31%......................    929     2,077
                                                               -----  --------
                                                                 929    16,083
      Less current portion...................................   (452)   (1,277)
                                                               -----  --------
                                                               $ 477  $ 14,806
                                                               =====  ========

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

    Principal maturities of long-term debt are scheduled to be repaid as follows (in thousands):

             2000................................ $  1,277
             2001................................      802
             2002................................    4,668
             2003................................    4,668
             2004................................    4,668
                                                  --------
                                                  $ 16,083
                                                  ========

    Provisions of the equipment financing agreements require the Company to meet certain financial, operational and other covenants. As of December 31, 1999, the Company was in compliance with all financial covenants.

    Under the terms of the equipment financing agreements, Ericcson Credit AB and Lucent Technologies, Inc. have a secured interest in generally all assets of the Company, including the equipment financed under the facilities, as well as the common and preferred stock held by the Company of its U.S. and Latin American subsidiaries.

    The equipment financing agreements restrict, to a certain extent, the Company's ability to engage in certain lines of business, incur additional borrowings, pay dividends or acquire or merge with another entity.

7. Note Payable to Related Party

    In June 1998, upon the closing of an equity investment by unrelated third parties, the notes payable to a related party (also an investor), including both the principal and accrued interest, were exchanged for cash and preferred stock. The amount due on the first note, $1,137,401 consisting of $1,064,300 of principal and $73,101 of accrued interest, was redeemed for cash. The total amount due under the second note, $625,729, consisting of $544,254 of principal and $81,475 of accrued interest, was redeemed in exchange for shares of the Company's Class A Preferred Stock. The exchange was effected at the fair market value of the Company's Class A Preferred Stock, as determined by the price paid for the Class A Preferred Stock by new investors.

    Interest expense related to these notes payable for the years ended December 31, 1997, 1998, and 1999 was $85,700, $68,900 and $0, respectively.

8. Convertible Debentures and Warrants

    During 1997 and 1998, the Company issued promissory notes ("the Notes") with an aggregate principal of $3,250,000 and $5,500,000 in exchange for cash. In connection with the Notes, the Company issued to the holders of the Notes warrants to purchase 329,048 shares of the Company's Class A Preferred Stock (Series A-2 Preferred Stock) at an exercise price of $3.8325. The warrants are exercisable through June 2008.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


    In June 1998, as a result of the closing of a private placement of equity securities, all amounts payable under the Notes, $8,750,000 in principal and $483,389 in accrued interest, became due. The holders of the Notes exercised their options under the terms of the Notes by exchanging the Notes and accrued interest for cash and preferred stock. The Company made cash payments on the Notes of $546,389, that consisted of $500,000 of principal and $46,389 of accrued interest. The balance of the Notes, $8,687,000, consisting of $8,250,000 of principal and $437,000 of accrued interest, was converted to 1,345,819 shares of Class A preferred stock pursuant to the conversion price terms of the Notes. The conversion price of the Notes was based on the fair market value of the Class A preferred stock, as determined by the cash price paid by new investors.

    Interest expense for the years ended December 31, 1997 and 1998 related to the Notes was $195,000 and $288,389, respectively.

9. Stockholders' Equity (Deficit)

    The Company's Certificate of Organization provides for the following classes of capital stock: Class A Convertible Preferred Stock, Class B Convertible Preferred Stock, Common Stock, and Non Voting Common Stock.

Class A Preferred Stock

    In June 1998, the Company issued 8,077,782 shares of Class A Convertible Preferred Stock ("Class A Preferred Stock") in an equity financing round that yielded $30,957,795 less approximately $429,000 in equity issuance costs. This equity financing round included the conversion of the principal and accrued interest on substantially all of the Notes outstanding (see Note 8) and a portion of the principal and interest owed to a related party (see Note 7) into shares of the Company's Class A Preferred Stock. New funds available to the Company from the equity financing, net of the principal and interest on the conversion of debt and net of expenses related to the closing of the equity financing, approximated $19,533,000. In connection with the Class A Preferred Stock financing, the Company issued warrants to purchase 329,048 shares of Class A Preferred Stock (Series A-2 Preferred Stock, terms discussed below) at an exercise price of $3.8325 per share, exercisable over a ten-year term.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


    Class A Preferred Stock is comprised of Series A-1 Voting Preferred Stock, Series A-1 Non Voting Preferred Stock (collectively, "Series A-1 Preferred Stock"), and Series A-2 Preferred Stock. The following table summarizes the significant terms of the Company's series of Class A Preferred Stock:

                                      Shares
                           Shares   Issued and     Liquidation        Dividend          Conversion
                         Authorized Outstanding    Preference          Rights              Ratio
                         ---------- ----------- ----------------- ----------------- -------------------
Series A-1 Voting....... 69,250,000 4,879,683   $3.832456677 per  15% per annum on  1.4668553 shares
                                                 share, plus       $3.832456677 per  of common
                                                 accrued           share--           stock for each
                                                 dividends         cumulative        share of Series
                                                                                     A-1 Voting
                                                                                     Preferred Stock
Series A-1 Non Voting... 19,250,000 1,852,285   $3.832456677 per  15% per annum on  1.4668553 shares
                                                 share, plus       $3.832456677 per  of common
                                                 accrued           share--           stock for each
                                                 dividends         cumulative        share of Series
                                                                                     A-1 Non Voting
                                                                                     Preferred Stock
Series A-2.............. 13,250,000 1,345,814   $3.832456677 per  15% per annum on  1.1205752 shares
                                                 share, plus       $3.832456677 per  of common
                                                 accrued           share--           stock for each
                                                 dividends         cumulative        share of Series
                                                                                     A-2 Preferred
                                                                                     Stock

    The holders of Class A Preferred Stock are entitled to receive dividends, compounded annually from the date of issuance, when declared by the Board of Directors; however, the Board of Directors may elect to defer such payments until such time as it determines dividends shall be paid. All accumulated and unpaid dividends on Class A Preferred Stock will be canceled upon conversion of the Class A Preferred Stock into common stock.

    At any time, each holder of Class A Preferred Stock may convert shares of Class A Preferred Stock into common stock based on the conversion ratio disclosed in the above chart, subject to adjustment under certain circumstances. Conversion is automatic in the event of a public offering of common stock with aggregate net proceeds of at least $50 million and in which the gross offering price meets certain specified criteria. At any time, the holders of Series A-1 Non Voting Preferred Stock may convert all or a portion of shares into shares of Series A-1 Voting Preferred Stock. The holders of Series A-1 Voting Preferred Stock and Series A-2 Preferred Stock are entitled to the number of votes per share equal to the number of shares of common stock into which such shares of voting preferred stock are convertible in accordance with the conversion rights described in the above chart. The preferred stock, including accrued dividends, have preference over common stock in the event of a liquidation of the Company. Liquidation is defined by the Stock Purchase Agreement for Series A as the dissolution of the Company through bankruptcy or other winding up or the sale of substantially all the shares or assets of the Company. After payment of the liquidation preference, described in the above chart, to the holders of preferred stock, the remaining assets of the Company shall be distributed between holders of preferred stock and common stock.

Class B Preferred Stock

    During 1999, the Company issued 26,546,899 shares of Class B Convertible Preferred Stock ("Class B Preferred Stock") in an equity financing round that yielded $115,150,000 less approximately

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

$2,429,752 in equity issuance expenses. In connection with the Class B Preferred Stock financing, the Company issued warrants to purchase 576,355 shares of Class B Preferred Stock (Series B-1 Preferred Stock, terms discussed below) at an exercise price of $4.3379 per share, exercisable over a ten year term.

    Class B Preferred Stock is comprised of Series B-1 Voting Preferred Stock, Series B-1 Non Voting Preferred Stock (collectively, "Series B-1 Preferred Stock"), and Series B-2 Preferred Stock. The following table summarizes the significant terms of the Company's series of Class B Preferred Stock:

                                       Shares
                           Shares    Issued and      Liquidation         Dividend             Conversion
                         Authorized  Outstanding      Preference          Rights                Ratio
                         ----------- ----------- -------------------- --------------- --------------------------
 Series B-1 Voting...... 110,000,000 15,341,601  $4.33760229 per      15% per annum   1 share of
                                                  share, plus          on $4.33760229  common stock
                                                  accrued dividends    per share--     for each share
                                                                       cumulative      of Series B-1
                                                                                       Voting
                                                                                       Preferred Stock
 Series B-1 Non Voting..  42,700,000  4,573,898  $4.33760229 per      15% per annum   1 share of common
                                                  share, plus          on $4.33760229  stock for each
                                                  accrued dividends    per share--     share of Series B-1
                                                                       cumulative      Non Voting Preferred
                                                                                       Stock
 Series B-2.............  48,500,000  6,631,400  $4.33760229 per      15% per annum   1 share of common
                                                  share, plus accrued  on $4.33760229  stock for each
                                                  dividends            per share--     share of Series B-2
                                                                       cumulative      Preferred Stock

    The holders of Class B Preferred Stock are entitled to receive dividends, compounded annually from the date of issuance, when declared by the Board of Directors; however, the Board of Directors may elect to defer such payments until such time as it determines dividends shall be paid. All accumulated and unpaid dividends on Class B Preferred Stock will be canceled upon conversion of the Class B Preferred Stock into common stock. At any time, each holder of Class B Preferred Stock may convert shares of Class B Preferred Stock into common stock based on the conversion ratio disclosed in the above chart, subject to adjustment under certain circumstances. Conversion is automatic in the event of a public offering of common stock with aggregate net proceeds of at least $50 million and in which the gross offering price meets certain specified criteria. At any time, the holders of Series B-1 Non Voting Preferred Stock may convert all or a portion of shares into shares of Series B-1 Voting Preferred Stock. The holders of Series B-1 Voting Preferred Stock and Series B-2 Preferred Stock are entitled to the number of votes per share equal to the number of shares of common stock into which such shares of voting preferred stock are convertible in accordance with the conversion rights described in the above chart. The preferred stock, including accrued dividends, have preference over common stock in the event of a liquidation of the Company. Liquidation is defined by the Stock Purchase Agreement for Series B as the dissolution of the Company through bankruptcy or other winding up or the sale of substantially all the shares or assets of the Company. After payment of the liquidation preference, described in the above chart, to the holders of preferred stock, the remaining assets of the Company shall be distributed between holders of preferred stock and common stock.

10. Stock Options

    The Company has two common stock incentive plans for consultants, members of the Board of Directors and employees of the Company, the Diveo Broadband Networks, Inc. 1996 Stock Option Plan

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

(the "1996 Plan") and the Diveo Broadband Networks, Inc. 1999 Stock Option Plan (the "1999 Plan") (together referred to as the "Plans"). Under the Plans, options to purchase shares of the Company's common stock may be granted to key employees, consultants and members of the Board of Directors, as authorized by the Board of Directors. Awards consist of both non-qualified options and options intended to qualify as "incentive" stock options under the Internal Revenue Code. The exercise prices for options granted pursuant to the Plans are to be set by the Plans' Administrator as directed by the Board of Directors. The Plans' Administrator, as directed by the Board of Directors, also establishes the vesting term of the stock options granted.

    As of December 31, 1999, there were 2,318,062 and 915,918 share options authorized for grant under the 1996 Plan and 1999 Plan, respectively.

    Since inception (October 1, 1996) through June 30, 1999, the Company maintained common stock incentive plans for consultants and employees of each of the Company's subsidiaries (the "Subsidiary Plans"). Under the Subsidiary Plans, options to purchase an aggregate of 687,357 shares of the subsidiaries' common stock may be granted to key employees and consultants. As in the Plans, awards in the Subsidiary Plans consist of both non-qualified options and options intended to qualify as "incentive" stock options under the Internal Revenue Code. The exercise prices for options granted pursuant to the Subsidiary Plans are to be set by the Subsidiary Plan Administrator as directed by the Board of Directors and may be less than the fair market value of the common stock on the date of the grant. The Subsidiary Plan Administrator, as directed by the Board of Directors, also establishes the vesting term of the stock options granted.

    The Subsidiary Plans provided for a "roll-up" provision whereby each outstanding share of the subsidiaries' common stock (not held by the parent) and all outstanding stock options to purchase the subsidiaries' common stock will automatically be exchanged for common stock and stock options in the Company, respectively, upon the occurrence of a qualifying public offering or change in control of the Company. The exchange ratios are determined based on the value of each subsidiary relative to the Company as a whole, as determined by one of twelve U.S. based investment banks. During 1999, in connection with the Company's Class B Preferred Stock equity financing, the roll-up provision was triggered and accordingly, each outstanding share of the subsidiaries' common stock (not held by the parent) was exchanged for common stock of the Company. In addition, all outstanding stock options to purchase the subsidiaries' common stock was exchanged for stock options in the 1999 Plan based on the exchange ratios determined by the valuation that the Company obtained. Upon the completion of the roll-up, there were no further grants under the Subsidiary Plans.

    The Company has recorded approximately $0, $72,000, and $47,000 in expense during the years ended December 31, 1997, 1998 and 1999, respectively, for the fair value of options issued to consultants or employees for past services rendered to the Company.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


    The following table summarizes option activity for the Plans for the years ended December 31, 1997, 1998 and 1999:

                                                                      Weighted
                                                                      Average
                                                           Number of  Exercise
                                                            Options    Price
                                                           ---------  --------
   Options outstanding as of December 31, 1996............       --   $   --
     Granted during 1997..................................   302,868   0.0700
     Exercised during 1997................................   (14,592)  0.0035
     Canceled during 1997.................................    (8,316)  0.0070
                                                           ---------  -------
   Options outstanding as of December 31, 1997............   279,960   0.0700
     Granted during 1998..................................   336,538   0.5096
     Exercised during 1998................................   (73,382)  0.0693
     Canceled during 1998.................................   (50,000)  0.0700
                                                           ---------  -------
   Options outstanding as of December 31, 1998............   493,116   0.3647
     Granted during 1999.................................. 1,836,321   2.5921
     Granted in exchange for options in Subsidiary Plans
      during 1999......................................... 1,217,179   0.0392
     Exercised during 1999................................  (714,381)  0.2471
     Canceled during 1999.................................   (31,691)  0.6818
                                                           ---------  -------
   Options outstanding as of December 31, 1999............ 2,800,544  $1.8641
                                                           =========  =======
   Options exercisable as of December 31, 1999............   855,660  $0.2051
                                                           =========  =======

    The following table summarizes options data for the Plans as of December 31, 1999:

                                Options Outstanding        Options Exercisable
                           ------------------------------ ---------------------
                                               Weighted
                           Number as Weighted   Average                Weighted
                              of     Average   Remaining  Number as of Average
   Range of                December  Exercise Contractual December 31, Exercise
   Exercise Prices         31, 1999   Price      Life         1999      Price
   ---------------         --------- -------- ----------- ------------ --------
   Less than $1.75........ 1,793,589 $ 0.7336    8.75       855,545    $0.2044
     $1.75-$7.00.......... 1,002,155   3.8115    9.68           115     4.4100
     Over $7.00...........     4,800  17.5000    9.43           --      0.0000
                           --------- --------    ----       -------    -------
       Total.............. 2,800,544 $ 1.8641    9.08       855,660    $0.2051
                           ========= ========    ====       =======    =======

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


    The following table summarizes option activity for the Subsidiary Plans for the years ended December 31, 1997, 1998 and 1999.

                                                                         Weighted
                                                                         Average
                                                              Number of  Exercise
                                                               Options    Price
                                                              ---------  --------
   Options outstanding as of December 31, 1996...............   28,571   $0.0007
     Granted during 1997.....................................  347,936    0.0007
     Exercised during 1997...................................      --        --
     Canceled during 1997....................................      --        --
                                                              --------   -------
   Options outstanding as of December 31, 1997...............  376,507    0.0007
     Granted during 1998.....................................  168,143    0.0651
     Exercised during 1998...................................      --        --
     Canceled during 1998....................................      --        --
                                                              --------   -------
   Options outstanding as of December 31, 1998...............  544,650    0.0203
     Granted during 1999.....................................  260,618    1.7871
     Canceled and exchanged for options in Parent Plan
      during 1999............................................ (521,745)   0.9100
     Exercised during 1999................................... (280,952)   0.0077
     Canceled during 1999....................................   (2,571)   0.7700
                                                              --------   -------
   Options outstanding as of December 31, 1999...............      --        --
                                                              ========   =======

    The effect of applying FAS 123 on 1997, 1998 and 1999 pro forma net loss and net loss per share is not necessarily representative of the effects on reported net loss and net loss per share for future years due to, among other things, (1) the vesting term of the stock options and (2) additional stock options in future years. Had compensation cost been determined in accordance with FAS 123, net loss and net loss per share would have been as follows (in thousands):

                                                    Years ended December 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------- -------- --------
      Net loss..................................... $ 1,581  $ 8,802  $ 25,420
                                                    =======  =======  ========
      Net loss per share--basic and diluted........ $ (0.85) $ (4.65) $ (12.47)
                                                    =======  =======  ========

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for all grants: dividend yield of 0% for 1997, 1998, and 1999, risk-free interest rate of 6.6%, 5.0%, and 5.5% for 1997,
1998, and 1999, respectively, volatility of 70% for all periods and expected life between 2 and 6 years.

    The weighted average fair values of options granted during 1997 were $.07 per share--the Plans, and $.07 per share--Subsidiary Plans. The weighted average fair values of options granted during 1998 were $0.14 per share--the Plans, and $.07 per share--Subsidiary Plans. The weighted average fair value of options (including options granted under the Subsidiary Plans exchanged into options under the Plans) granted during 1999 was $1.74 per share.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


11. Income Taxes

    Under FAS 109, deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities, loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all or some portion of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

    The tax effect of temporary differences as of December 31, 1998 and 1999 is as follows (in thousands):

                                                                 1998    1999
                                                                ------  -------
      Deferred tax assets:
        Net loss carryforwards................................. $3,255  $ 9,904
        Depreciation and amortization..........................    544    2,337
        Other..................................................    483      465
                                                                ------  -------
                                                                 4,282   12,706
      Deferred tax liabilities:
        Depreciation and amortization..........................     81      297
        Valuation allowance.................................... (4,201) (12,409)
                                                                ------  -------
        Net deferred tax assets................................ $  --   $   --
                                                                ======  =======

    The components of loss from continuing operations before income taxes are as follows (in thousands):

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
      Domestic (U.S.)............................. $ (1,483) $ (5,438) $ (8,723)
      Foreign.....................................      (97)   (3,393)  (16,110)
                                                   --------  --------  --------
                                                   $ (1,580) $ (8,831) $(24,833)
                                                   ========  ========  ========

    Management has established a valuation allowance for the portion of deferred tax assets for which realization is uncertain. The net changes in valuation allowance during the years ended December 31, 1997, 1998 and 1999 were increases of approximately $631,000, $3,533,000, and $8,208,000 respectively.

    The Company recognized an income tax provision of $105,000 for the year ended December 31, 1999. This provision was entirely attributable to the Company's foreign operations.

    As of December 31, 1999, the Company has cumulative U.S. federal and foreign net operating losses of approximately $15,493,000 and $11,796,000, respectively, that can be used to offset future income subject to federal and foreign income taxes. The U.S. federal tax loss carryforwards expire in the years 2011 through 2019. The foreign tax loss carryforwards associated with the Company's Argentine operations ($9,537,000) expire in the years 2003 through 2006. The foreign tax loss carryforwards associated with the Company's Brazilian operations ($2,259,000) have no expiration, but are subject to certain limitations.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

    Section 382 of the Internal Revenue Code imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" as defined. As of December 31, 1999 approximately $11,650,000 of the U.S. federal net operating loss is subject to limitation as a result of these restrictions.

12. Commitments and Contingencies

Operating Leases

    The Company's offices, except for those leased in Brazil, are leased under non-cancelable operating leases expiring through 2003. The office lease in Brazil has a base term of three months, which is renewable at the Company's option. The Company also leases sites to place its equipment on various rooftops under substantially the same terms as its office leases. The Company's operating leases provide for various renewal terms.

    The following are the future minimum lease payments on non-cancelable operating leases for each of the five years ended December 31 (in thousands):

             2000................................ $  2,611
             2001................................    2,573
             2002................................    2,473
             2003................................    2,091
             2004................................      908
                                                  --------
                                                  $ 10,656
                                                  ========

    Rent expense for the years ended December 31, 1997, 1998, and 1999 was $39,812, $330,279, and $1,601,238, respectively.

Purchase Commitments

    As of December 31, 1999, the Company had committed to purchase communications equipment from a vendor by issuing a non-cancelable purchase order to purchase approximately $12,500,423 of communications equipment and services. Under the financing agreement with Lucent Technologies, Inc., the Company is required to purchase $25 million of products and services over the initial five-year term of the agreement.

Litigation

    The Company is currently a party to litigation involving the exchange of shares of its subsidiary, Diginet Colombia, for shares of common stock of the Company effected in connection with the roll-up of the Company's stock option plans (see Note 10). The litigation, which was filed on December 23, 1999, is pending in the United States District Court for the District of Columbia. Communications Resources, Inc. and Datacom Investments Limited, former minority stockholders of Diginet Colombia, allege fraudulent inducement in connection with their purchase of shares of Diginet Colombia and that the valuation underlying the share exchange was improperly conducted. The former minority stockholders have asserted a loss to them of over $10 million and claims of breach of contract, fraud and breach of fiduciary duty. As relief, the stockholders seek recission of the share exchange, the performance of another valuation of Diginet Colombia and monetary damages. The Company is contesting the stockholders' claims and believe that the claims are without merit. It is management's position, based on a review by outside counsel, that it is not possible to estimate the amount of loss, if any, that might result from this action. Accordingly, no provision for this matter has been made in the Company's consolidated financial statements.

                         DIVEO BROADBAND NETWORKS, INC.
                       (FORMERLY DIGINET AMERICAS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


13. Segment Reporting

    The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company operates in one business segment that provides integrated Internet, data and voice services in metropolitan markets throughout Latin America. Worldwide operations are summarized by geographic region in the following table:

                                  1997             1998              1999
                             --------------- ----------------- -----------------
                             Assets Revenues  Assets  Revenues  Assets  Revenues
                             ------ -------- -------- -------- -------- --------
   Brazil................... $  161   $--    $  2,068  $ --    $ 20,238 $    59
   Argentina................  1,575    --       6,774     24     24,455   1,050
   Colombia.................    169    --       2,206    --       5,699      34
   North America............  2,253    --      12,798    --      84,309     --
   Other....................    128    --         334    --       3,032     --
                             ------   ----   --------  -----   -------- -------
                             $4,286   $--    $ 24,180  $  24   $137,733 $ 1,143
                             ======   ====   ========  =====   ======== =======

14. Subsequent Events

    Between January and March 2000, the Company granted options to purchase 1,671,440 shares of common stock at exercise prices ranging between $4.34 and $10.15 per share. In March 2000, the Company will record a deferred stock compensation charge of $7,761,324 for the difference between the estimated fair market value of the Company's common stock and the exercise price of the options on the grant date. Such amount will be amortized over the vesting term of the options.

    On February 25, 2000, the Company entered into an agreement to acquire an Internet service provider located in Argentina for approximately $8 million. The Company expects the transaction to close in April 2000.

    On March 31, 2000, the Company entered into an agreement to acquire a company which holds spectrum concessions in Peru and Colombia for approximately $8.25 million. The Company expects the transaction close in April 2000.

    On March 22, 2000, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares its common stock in an initial public offering ("IPO").

    On March 23, 2000, the Company entered into an agreement to acquire certain assets consisting of ongoing contracts to provide primarily broadband access services in Buenos Aires to large and medium-sized businesses for a purchase price of up to approximately $3 million in cash. We expect that this transaction will close in May 2000.

    On March 29, 2000, the Company issued 10,023,665 shares of Class C Convertible Preferred Stock in an equity financing round that yielded $127,000,000 less approximately $1,300,000 in equity issuance costs.

    On March 22, 2000, the Company's Board of Directors approved a 7 to 1 reverse stock split of the Company's preferred stock and common stock. The
reverse stock split will be effective on April   , 2000. All references in the
accompanying consolidated financial statements to the number of shares of preferred stock and common stock have been restated to reflect the split.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  20
Market Data and Forecast.................................................  20
Use of Proceeds..........................................................  21
Dilution.................................................................  22
Dividend Policy..........................................................  23
Capitalization...........................................................  24
Selected Consolidated Financial and Other Data...........................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  36
Description of Our Financing Arrangements................................  60
Management...............................................................  62
Related Party Transactions...............................................  70
Principal Stockholders...................................................  71
Shares Eligible for Future Sale..........................................  74
Description of Capital Stock.............................................  76
Underwriting.............................................................  78
Legal Matters............................................................  80
Experts..................................................................  80
Additional Information...................................................  80
Index to Consolidated Financial
Statements............................................................... F-1

                                ---------------

   Through and including    , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                       Shares

                                Diveo Broadband
                                Networks, Inc.

                                 Common Stock


                                 [Diveo Logo]


                             Goldman, Sachs & Co.
                             Salomon Smith Barney
                      Representatives of the Underwriters


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses (other than underwriting compensation) expected to be incurred by us in connection with this offering. All of these amounts (other than the SEC Registration Fee and NASD filing fee) are estimated.

      SEC Registration fee............................................. $39,600
      NASD filing fee..................................................  30,500
      Nasdaq National Market listing fee...............................       *
      Legal services...................................................       *
      Printing and engraving...........................................       *
      Accounting fees..................................................       *
      Blue Sky fees and expenses.......................................       *
      Transfer agent and registrar fees................................       *
      Miscellaneous expenses...........................................
                                                                        -------
        Total.......................................................... $     *
                                                                        =======

     --------
     * To be provided supplementally.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Third Restated and Amended Certificate of Incorporation and the Bylaws of the Registrant provide for the indemnification of the Registrant's directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the General Corporation Law of the State of Delaware (the "DGCL"), except that the Registrant will indemnify a director or officer in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Registrant's Board of Directors. The indemnification provided under the Restated Certificate of Incorporation and Bylaws includes the right to be paid by the Registrant the expenses (including attorneys' fees) in defending of any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of such expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the Registrant of an undertaking by or on behalf of such director or officer to repay all amounts so paid in advance if it is ultimately determined that such director or officer is not entitled to be indemnified. Pursuant to the Bylaws, if a claim for indemnification is not paid by the Registrant within 60 days after a written claim has been received by the Registrant, the claimant may at any time thereafter bring an action against the Registrant to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such action.

    As permitted by the DGCL, the Registrant's Restated Certificate of Incorporation provides that directors of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, the Registrant and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The information presented below does not reflect the conversion of the Registrant's convertible preferred stock into common stock upon the closing of this offering but does give effect to the proposed 7 to 1 reverse stock split expected to occur prior to the closing of this offering:

        (a)From October 1996 through March 1998, the Registrant raised $8.8 million through the issuances of convertible debt. These securities, which were sold to accredited investors were issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon an exemption from registration under Section 4(2) and/or Regulation D thereunder.

        (b)In June 1998, the Registrant sold 8,077,782 shares of Class A convertible preferred stock to accredited investors for an aggregate consideration of $30,957,795. In connection with this financing, the Registrant issued warrants to purchase 329,048 shares of Class A preferred stock at an exercise price of $3.83 per share, exercisable over a ten-year term. These securities were issued without registration under the Securities Act in reliance upon an exemption from registration under Section 4(2) and/or Regulation D thereunder.

        (c)From April to August 1999, the Registrant sold 26,546,899 shares of Class B convertible preferred stock for an aggregate consideration of $115,150,000. The Registrant issued 576,355 warrants to purchase Class B shares at an exercise price of $4.34 per share, exercisable over a ten year term. These securities, which were sold to accredited investors were issued without registration under the Securities Act in reliance on an exemption from registration under Section 4(2) and/or Regulation D thereunder.

        (d)In March 2000, the Registrant sold 10,023,655 shares of Class C convertible preferred stock for aggregate consideration of $127,000,000. These securities, which were sold to accredited investors were issued without registration under the Securities Act in reliance on an exemption from registration under Section 4(2) and/or Regulation D thereunder.

        (e)Between inception and December 1999, the Registrant granted options to purchase a total of 3,252,424 shares of common stock under its 1996 and 1999 Stock Option Plans to certain of its employees and directors and to certain of the employees and directors of its subsidiaries. During that period, 23 optionees exercised options to purchase 1,083,307 shares of common stock. These securities were issued without registration under the Securities Act in reliance on an exemption from registration under Rule 701.

    None of the foregoing transactions were effected with an underwriter.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1*  Form of Underwriting Agreement among the Registrant, Goldman, Sachs &
         Co. and Salomon Smith Barney Inc. and the other underwriters named therein
   3.1*  Amended and Restated Certificate of Incorporation of the Registrant
   3.2*  Amended and Restated Bylaws of the Registrant
   4.1*  Form of Common Stock Certificate of the Registrant
   5.1*  Opinion of Hogan & Hartson L.L.P. as to the legality of the securities being registered (including consent)
  10.1   Credit Agreement by and between Diveo, Inc. and Lucent Technologies
         Inc dated as of November 22, 1999, as amended on March 24, 2000
  10.2   Amended and Restated Credit Agreement by and between Diveo, Inc. and
         Ericsson Credit AB dated as of November 24, 1999, as amended on March
         24, 2000
  10.3   Master Supply Agreement by and between Diveo, Inc. and Lucent
         Technologies World Services, Inc. dated as of November 22, 1999
  10.4*  Relationship Agreement by and between Diveo, Inc. and Ericsson Telecom
         AB, as amended as of November 19, 1999
  10.5   Share Purchase Agreement among the Registrant, INEA Internet, S.A. and its stockholders dated as of February 25, 2000
  10.6   Second Amended and Restated Registration Rights Agreement dated as of
         March 29, 2000, by and among the Registrant and the stockholders named therein
  10.7*  Diveo Broadband Networks, Inc. 1996 Stock Option Plan
  10.8*  Diveo Broadband Networks, Inc. 1999 Stock Option Plan
  10.9   Employment Agreement by and between the Registrant and David R.
         Schmieg dated as of April 16, 1999
  10.10  Employment Agreement by and between the Registrant and Leon Garza dated as of March 20, 2000
  10.11  Employment Agreement by and between the Registrant and Laurence A.
         Hinz dated as of March 31, 2000
  10.12  Employment Agreement by and between the Registrant and David H.
         Rutchik dated as of July 5, 1999
  10.13  Employment Agreement by and between the Registrant and John B.
         Holmblad dated as of October 5, 1997
  21.1   Subsidiaries of the Registrant
  23.1   Consent of Ernst & Young LLP
  23.2   Consent of Hogan & Hartson L.L.P. (contained in its opinion to be filed as Exhibit 5.1 hereto)
  24.1   Power of Attorney (included on the signature page hereto)
  27.1   Financial Data Schedule

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as may be required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington, District of Columbia, on March 31, 2000.

                                          DIVEO BROADBAND NETWORKS, INC.

                                                    /s/ David R. Schmieg
                                          By: _________________________________
                                                      David R. Schmieg
                                                Chairman and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints David R. Schmieg and Laurence A. Hinz, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any Registration Statement relating to this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                Name                            Title                    Date
                ----                            -----                    ----

        /s/ David R. Schmieg        Chairman and Chief Executive    March 31, 2000
 _________________________________   Officer
          David R. Schmieg           (principal executive officer)

        /s/ Laurence A. Hinz        Executive Vice President and    March 31, 2000
 _________________________________   Chief Financial Officer
          Laurence A. Hinz           (principal financial officer)

     /s/ Joseph C. Esparraguera     Corporate Controller            March 31, 2000
 _________________________________   (principal accounting
       Joseph C. Esparraguera        officer)

             Signature                Title         Date
             ---------                -----         ----

        /s/ Robert F. Benbow        Director   March 31, 2000
 _________________________________
          Robert F. Benbow

        /s/ Robert Gheewalla        Director   March 31, 2000
 _________________________________
          Robert Gheewalla

                                    Director
 _________________________________
           Robert J. Goad

          /s/ Paolo Guidi           Director   March 31, 2000
 _________________________________
            Paolo Guidi

                                    Director
 _________________________________
          Muneer A. Satter

                                    Director
 _________________________________
        Richard P. Schifter

        /s/ David L. Solomon        Director   March 31, 2000
 _________________________________
          David L. Solomon

        /s/ Kevin Somerville        Director   March 31, 2000
 _________________________________
          Kevin Somerville


                                    Director
 _________________________________
           Blair Whitaker

                                 EXHIBIT INDEX

 Exhibit                                                                   Page
 Number                            Description                             No.
 -------                           -----------                             ----
   1.1*  Form of Underwriting Agreement among the Registrant, Goldman,
         Sachs & Co. and Salomon Smith Barney Inc. and the other
         underwriters named therein
   3.1*  Amended and Restated Certificate of Incorporation of the
         Registrant
   3.2*  Amended and Restated Bylaws of the Registrant
   4.1*  Form of Common Stock Certificate of the Registrant
   5.1*  Opinion of Hogan & Hartson L.L.P. as to the legality of the securities being registered (including consent)
  10.1   Credit Agreement by and between Diveo, Inc. and Lucent
         Technologies Inc dated as of November 22, 1999, as amended on
         March 24, 2000
  10.2   Amended and Restated Credit Agreement by and between Diveo,
         Inc. and Ericsson Credit AB, dated as of November 24, 1999, as amended on March 24, 2000
  10.3   Master Supply Agreement by and between Diveo, Inc. and Lucent
         Technologies World Services, Inc. dated as of November 22, 1999
  10.4*  Relationship Agreement by and between Diveo, Inc. and Ericsson
         Telecom AB, as amended as of November 19, 1999
  10.5   Share Purchase Agreement among the Registrant, INEA Internet,
         S.A. and its stockholders dated as of February 25, 2000
  10.6   Second Amended and Restated Registration Rights Agreement dated as of March 29, 2000, by and among the Registrant and the
         stockholders named therein
  10.7*  Diveo Broadband Networks, Inc. 1996 Stock Option Plan
  10.8*  Diveo Broadband Networks, Inc. 1999 Stock Option Plan
  10.9   Employment Agreement by and between the Registrant and David R.
         Schmieg dated as of April 16, 1999
  10.10  Employment Agreement by and between the Registrant and Leon
         Garza dated as of March 20, 2000
  10.11  Employment Agreement by and between the Registrant and Laurence
         A. Hinz dated as of March 31, 2000
  10.12  Employment Agreement by and between the Registrant and David H.
         Rutchik dated as of July 5, 1999
  10.13  Employment Agreement by and between the Registrant and John B.
         Holmblad dated as of October 5, 1997
  21.1   Subsidiaries of the Registrant
  23.1   Consent of Ernst & Young LLP
  23.2   Consent of Hogan & Hartson L.L.P. (contained in its opinion to be filed as Exhibit 5.1 hereto)
  24.1   Power of Attorney (included on the signature page hereto)
  27.1   Financial Data Schedule

--------
 * To be filed by amendment.